Exhibit 99.3



Li Auto Inc.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

Stock Code: 2015

2025 ANNUAL REPORT

CONTENTS

COMPANY INFORMATION

Executive Directors
Mr. LI Xiang (李想) *(Chairman, CEO and Founder)*
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝)

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)

AUDIT COMMITTEE

Prof. XIAO Xing (肖星) *(Chairperson)*
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)

COMPENSATION COMMITTEE

Mr. ZHAO Hongqiang (趙宏強) *(Chairperson)*
Mr. LI Xiang (李想)
Mr. JIANG Zhenyu (姜震宇)

NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

Mr. JIANG Zhenyu (姜震宇) *(Chairperson)*
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚)
Ms. LAU Yee Wa (劉綺華)

AUTHORIZED REPRESENTATIVES

Mr. LI Tie (李鐵)
Ms. LAU Yee Wa (劉綺華)

HEAD OFFICE AND PRINCIPAL PLACE OF BUSINESS IN CHINA

11 Wenliang Street
Shunyi District
Beijing 101399
the PRC

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Room 1912, 19/F
Lee Garden One, 33 Hysan Avenue
Causeway Bay, Hong Kong

REGISTERED OFFICE

PO Box 309
Ugland House
Grand Cayman KY1-1104
Cayman Islands

AUDITOR

PricewaterhouseCoopers
Certified Public Accountants
Registered Public Interest Entity Auditor
22/F Prince's Building
Central
Hong Kong

HONG KONG SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wan Chai, Hong Kong

PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Maples Fund Services (Cayman) Limited
PO Box 1093, Boundary Hall, Cricket Square
Grand Cayman KY1-1102, Cayman Islands

PRINCIPAL BANKER

China Merchants Bank Co., Ltd.
China Merchants Bank Tower
No. 7088 Shennan Boulevard
Shenzhen
Guangdong, China

HONG KONG STOCK CODE

2015

NASDAQ SYMBOL

LI

COMPANY WEBSITE

ir.lixiang.com

FINANCIAL PERFORMANCE HIGHLIGHTS

	For the Year Ended December 31,		
	2024	**2025**	Change (%)
	(RMB in thousands, except for percentages)		
Revenues	144,459,946	**112,312,511**	(22.3)%
Gross profit	29,656,138	**20,985,058**	(29.2)%
Income/(Loss) from operations	7,019,114	**(521,117)**	N/A
Income before income tax	9,315,624	**1,297,135**	(86.1)%
Net income	8,045,250	**1,139,428**	(85.8)%
Comprehensive income attributable to the ordinary shareholders of Li Auto Inc.	8,085,478	**471,006**	(94.2)%
Non-GAAP Financial Measures:			
Non-GAAP net income	10,670,070	**2,397,182**	(77.5)%

NON-GAAP FINANCIAL MEASURES

The Company uses non-GAAP financial measures, such as non-GAAP net income, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses and release of valuation allowance on deferred tax assets, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company's past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance.

FINANCIAL PERFORMANCE HIGHLIGHTS

The following table sets forth unaudited reconciliation of U.S. GAAP and non-GAAP results for the periods indicated.

	For the Year Ended December 31,	
	2024	2025
	(RMB in thousands)	
Net income	8,045,250	1,139,428
Share-based compensation expenses	2,630,905	1,257,754
Release of valuation allowance on deferred tax assets	(6,085)	–
Non-GAAP net income[1]	10,670,070	2,397,182

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1.   Non-GAAP items have no tax impact for all the periods presented.

BUSINESS REVIEW AND OUTLOOK

BUSINESS REVIEW FOR THE REPORTING PERIOD

In 2025, the transformation of the industry landscape accelerated amid intensified competition in the new energy vehicle (NEV) market, while artificial intelligence (AI) continued to drive disruptive change. Embracing the challenges and opportunities these shifts presented, we have returned to a startup-style management model to lay the foundation for our second decade of growth. Remaining steadfast in our user-centric product philosophy, we further strengthened our product capabilities. In parallel, we enhanced our investments in AI with a strategic, forward-looking lens, aiming to expand our product portfolio and develop embodied AI offerings.

Despite a dynamic market landscape, Li Auto maintained its position as a top three player for the full year in China's RMB200,000 and above SUV market. In 2025, we delivered 406,343 vehicles, bringing our cumulative deliveries to 1,540,215 units by year-end. During the Reporting Period, we recorded total revenue of RMB112.3 billion and net income of RMB1.1 billion. Sustained profitability amid ongoing challenges underscores our operational resilience and ability to develop sustainably.

Products

In 2025, we continued to advance our smart vehicle technologies to create user value and enhance the user experience. By introducing a BEV SUV product line, we further enriched our product portfolio to meet the diverse needs of different user groups across various scenarios.

In the first half of 2025, we launched the new Li MEGA Ultra and the new Li L Series, delivering an upgraded user experience in assisted driving, smart cockpit, chassis dynamics, and exterior and interior design. Li MEGA Home, launched alongside the refreshed models, earned widespread market acclaim for its superior user-centric value proposition. This success propelled Li MEGA to become the 2025 annual sales leader in both China's MPV and BEV markets for vehicles priced at RMB500,000 and above.

In the second half of 2025, we launched two BEV SUVs: the six-seat Li i8 and the five-seat Li i6. Both models are built on our high-voltage BEV platform and equipped with 5C super charging batteries, delivering a CLTC range of 720 kilometers and up to 500 kilometers of range from a 10-minute charge. They come standard with our self-developed VLA Driver large model and the Li Xiang Tong Xue Agent. Li i8 standard edition is priced at RMB339,800 and began deliveries in August 2025, while the Li i6 standard edition is priced at RMB249,800 and began deliveries in September 2025. By the end of 2025, cumulative orders for the two models exceeded 100,000 units, underscoring our product definition capabilities and product strength in the BEV segment.

Health and safety are deeply embedded in our product philosophy. In the China-Automobile Health Index (C-AHI) assessment conducted by the China Automotive Engineering Research Institute Co., Ltd., Li i8 achieved the highest overall score of the year in November 2025, followed by Li i6 receiving the highest score ever recorded among NEVs in December 2025. Both models received top ratings across all three categories assessed: the Clean Air Index, the Health Protection Index, and the Energy Efficiency and Emission Index.

BUSINESS REVIEW AND OUTLOOK

Beyond smart vehicles, we continued to expand the application of AI across a broader range of hardware devices to build a more open, collaborative ecosystem that seamlessly serves users in every aspect of their daily lives. In December 2025, we launched Livis, our AI glasses, at a starting price of RMB1,999. Livis comes standard with high-quality ZEISS lenses and features frames weighing 36 grams. It is equipped with Li Xiang Tong Xue Agent and Livis OS, an operating system developed in-house specifically for AI glasses, offering capabilities such as photo and video capture, intelligent Q&A, and audio playback. Livis can also be seamlessly integrated with Li Auto's in-car infotainment system, enabling more convenient vehicle control. Since launch, Livis has received very positive user feedback, earning broad recognition for its wearing comfort, design aesthetics, battery life, and charging convenience. Over 75% of users wear it daily.

Research and Development (R&D)

We continued to drive technological innovation and iteration with the goal of building embodied AI products. In 2025, our R&D expenditure reached RMB11.3 billion, representing 10.1% of total revenue, with approximately half allocated to AI-related initiatives. As of December 31, 2025, we had 6,041 R&D personnel. These sustained R&D investments have been instrumental in strengthening our overall capabilities and advancing the synergistic evolution of foundation models, software, and hardware. Ultimately, this will enable us to deliver enhanced product experience for users while instilling new innovative vitality into the broader industry ecosystem.

In September 2025, we began full-scale deployment of our self-developed new-generation assisted driving technology architecture, the VLA Driver large model, across Li AD Max models. The model deeply integrates spatial, linguistic, and behavioral intelligence while delivering exceptional memory, reasoning, and planning capabilities. It significantly improves the user experience in areas such as defensive driving, smoothness, comfort, three-point turns, continuous task execution, and parking garage maneuvers. We also built the world's first production-grade world model integrated with a reinforcement learning closed-loop architecture. Using a cloud-based generative world model, we create simulated scenarios in the cloud to train the vehicle-side VLA model, which is embedded with prior knowledge. This architecture enables the model to optimize driving behavior based on feedback for safety, efficiency, and comfort, enabling continuous improvement in our advanced driver-assistance capabilities. Enhanced with reinforcement learning, the VLA Driver large model functions like a personal driver that increasingly understands each user, delivering a more comfortable and seamless assisted driving experience. In 2025, Li Auto added 3.07 billion kilometers of intelligent assisted driving mileage, with the assisted driving user engagement rate reaching 99.5%. As of the end of 2025, Li Auto's active safety features have cumulatively helped users avoid over 12 million potential accidents.

In 2025, we upgraded the foundation model for our smart space system to MindGPT 3.1, which delivers significantly faster response times and integrates capabilities such as the KFC Agent. This upgrade has powered the ongoing evolution of Li Xiang Tong Xue Agent as a lifestyle, entertainment, and vehicle assistant, greatly expanding our in-car service ecosystem. For example, users can place orders via voice commands through automatic connections to food delivery Apps. The agent can also autonomously use exterior cameras and payment Apps to scan parking lot QR codes and complete payments. While providing greater everyday convenience, Li Xiang Tong Xue's growing memory capabilities have made cockpit interactions more emotionally resonant and personalized.

BUSINESS REVIEW AND OUTLOOK

Furthermore, we have self-developed M100, a 5nm autonomous driving chip. Featuring a dataflow architecture, it is designed to unlock the full potential of our algorithms. The M100 chip completed tape-out in 2025 and has been road-tested in prototype vehicles, with on-vehicle deployment scheduled for 2026.

Since we initiated the phased open-source release of our proprietary smart vehicle operating system, Li Halo OS, in April 2025, it has earned strong recognition from upstream and downstream enterprises across the automotive value chain for its outstanding adaptability and system performance, substantial cost reduction and efficiency improvements, and robust security. In September 2025, 16 industry partners across core segments of the smart vehicle value chain, including Great Wall Motor and Infineon, formally signed the Li Halo OS Community Charter with us. This enabled Li Halo OS to enter a phase of collaborative development, enabling broader adoption and accelerating innovation across the ecosystem.

On the hardware front, for the three electric systems, we possess full-chain in-house R&D capabilities for silicon carbide power chips and power modules, as well as drive motors. We also developed 5C battery technology, electronic control systems, and chassis technology in-house. Our proprietary drive motor significantly optimizes vehicle energy consumption and range performance. Our self-developed 5C battery excels in supporting ultra-fast charging and long range, maintaining a charging power of over 300 kW from 0% to 80% state of charge. Battery durability is equally impressive: under super charging conditions, battery health remains above 80% after 1,500 complete charge-discharge cycles. As a pioneer in extended-range electric vehicles, we have set industry benchmarks in multiple core technologies, including thermal efficiency, NVH performance, and service life. Moreover, we are committed to in-house development of full drive-by-wire chassis and fully active suspension, leveraging these core technologies to deliver proactive services and ultimately building vehicles for the embodied AI era.

Manufacturing

We continue to operate our own manufacturing facilities, including two green, intelligent manufacturing bases in Changzhou and Beijing, China. With quality as our cornerstone, we practice an AI-driven manufacturing philosophy, leveraging algorithms, data, and proprietary AI technologies to empower vehicle manufacturing. By integrating data across R&D, production, and after-sales and deploying our proprietary intelligent systems, including the Lianshan quality monitoring and early warning platform and the Li-MOS manufacturing management system, we have driven intelligent efficiency gains while ensuring closed-loop quality control throughout the manufacturing process.

Overseas Expansion

We remain committed to executing our internationalization strategy and are building comprehensive capabilities across R&D, products, and sales and service in overseas markets. On the R&D front, we have established R&D centers in Germany and the United States to strengthen our global technology adaptation capabilities. In terms of product, we are adapting our vehicle models to meet regulatory requirements in relevant overseas markets. In sales and service, we have established a standardized overseas sales and servicing system in 2025 and formally entered the markets of Uzbekistan, Kazakhstan, Azerbaijan, and Egypt. We have introduced our extended-range electric vehicle portfolio to customers in these regions, including Li L9, Li L7, and Li L6. These market entries establish Li Auto's commercial presence across Central Asia, the Caucasus, and Africa, representing meaningful progress as our globalization strategy advances from planning to execution.

BUSINESS REVIEW AND OUTLOOK

Sales and Servicing Network

In 2025, we focused on improving sales conversion by clearly communicating our brand and product value. At the same time, we continued to optimize our network structure by strengthening brand presence in prime commercial districts, expanding store coverage in major auto parks, and steadily increasing our store count in lower-tier cities to reach a broader user base. As of December 31, 2025, we had 548 retail stores in 159 cities, as well as 561 servicing centers and Li Auto-authorized body and paint shops operating in 224 cities.

As one of our core product strengths, our super charging network continues to maintain a leading edge in terms of the number of self-operated super charging stations, geographic coverage, and charging stall power. In 2025, we accelerated buildout of the network, adding 2,180 new super charging stations and 12,551 charging stalls. As of December 31, 2025, we had 3,907 super charging stations in operation nationwide, equipped with 21,651 charging stalls. Among these, over 1,200 stations are positioned along highways, providing comprehensive coverage across China's busiest nine east-west and nine north-south highways with an average spacing of 138 kilometers, as well as over 20 popular long-distance tourist routes including the G318 Sichuan-Tibet line. An additional 2,600-plus urban super charging stations serve more than 280 cities, achieving an average coverage radius of 3.5 kilometers in first- and second-tier cities. In terms of charging speed, as of the end of 2025, all our charging stalls operated at 250kW or above, with 4C and 5C piles accounting for nearly 70%. Furthermore, in June 2025, we launched the nation's first pull-through super charging station and continued to explore new models for charging service ecosystem.

Environmental, Social and Governance (ESG)

In July 2025, the Company received the highest MSCI ESG rating of "AAA" for the third consecutive year, reflecting its effective management of ESG risks and opportunities.

RECENT DEVELOPMENTS AFTER THE REPORTING PERIOD

Delivery Update

In the first quarter of 2026, the Company delivered 95,142 vehicles. As of March 31, 2026, in China, the Company had 517 retail stores in 160 cities, 552 servicing centers and Li Auto-authorized servicing shops operating in 223 cities, and 4,057 super charging stations in operation equipped with 22,439 charging stalls.

Safety Assessment Results

According to the China Insurance Automobile Safety Index (C-IASI) evaluation results released in January and March 2026, Li i8 and Li i6 respectively received top ratings across occupant safety, pedestrian safety, assistance safety and NEV-specific categories, along with a "G" rating for crashworthiness and repair economy.

BUSINESS OUTLOOK

As we enter 2026, commercially, we will continue to accelerate our overseas expansion, prioritizing high-potential markets such as Central Asia, the Middle East, Europe, and Southeast Asia. We will also steadily advance the development of our sales and servicing network and our super charging infrastructure, with a focus on quality improvement and efficiency gains. On the product and technology front, leveraging our restructured AI-native R&D system, we will reinforce our end-to-end AI capabilities across perception, models, operating systems, computing power, and hardware, while fostering a thriving software ecosystem. We remain dedicated to consistent R&D investment to drive sustained product innovation and technological breakthroughs over the long term.

MANAGEMENT DISCUSSION AND ANALYSIS

	For the Year Ended December 31,	
	2024	2025
	(RMB in thousands)	
Revenues:		
Vehicle sales	138,538,092	**106,683,100**
Other sales and services	5,921,854	**5,629,411**
Total revenues	144,459,946	**112,312,511**
Cost of sales:		
Vehicle sales	(111,121,036)	**(87,591,473)**
Other sales and services	(3,682,772)	**(3,735,980)**
Total cost of sales	(114,803,808)	**(91,327,453)**
Gross profit	29,656,138	**20,985,058**
Operating expenses:		
Research and development expenses	(11,071,358)	**(11,314,949)**
Selling, general and administrative expenses	(12,229,323)	**(10,664,857)**
Other operating income, net	663,657	**473,631**
Total operating expenses	(22,637,024)	**(21,506,175)**
Income/(Loss) from operations	7,019,114	**(521,117)**
Other (expense)/income		
Interest expense	(187,755)	**(168,078)**
Interest income and investment income, net	1,819,964	**1,918,883**
Others, net	664,301	**67,447**
Income before income tax	9,315,624	**1,297,135**
Income tax expense	(1,270,374)	**(157,707)**
Net income	8,045,250	**1,139,428**
Less: Net income attributable to noncontrolling interests	12,900	**14,990**
Net income attributable to ordinary shareholders of Li Auto Inc.	8,032,350	**1,124,438**
Net income	8,045,250	**1,139,428**
Other comprehensive income/(loss)		
Foreign currency translation adjustment, net of nil tax	53,128	**(653,432)**
Total other comprehensive income/(loss)	53,128	**(653,432)**
Total comprehensive income	8,098,378	**485,996**
Less: Net income attributable to noncontrolling interests	12,900	**14,990**
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.	8,085,478	**471,006**

MANAGEMENT DISCUSSION AND ANALYSIS

REVENUES

Total revenue decreased by 22.3% from RMB144.5 billion for the year ended December 31, 2024 to RMB112.3 billion for the year ended December 31, 2025.

Revenue from vehicle sales decreased by 23.0% from RMB138.5 billion for the year ended December 31, 2024 to RMB106.7 billion for the year ended December 31, 2025, primarily attributable to the decrease in vehicle deliveries.

Revenue from other sales and services decreased by 4.9% from RMB5.9 billion for the year ended December 31, 2024 to RMB5.6 billion for the year ended December 31, 2025. The revenue from other sales and services remained relatively stable over the year of 2024.

COST OF SALES

Cost of sales decreased by 20.4% from RMB114.8 billion for the year ended December 31, 2024 to RMB91.3 billion for the year ended December 31, 2025, mainly attributable to the decrease in vehicle deliveries.

GROSS PROFIT AND GROSS MARGIN

As a result of the foregoing, gross profit decreased by 29.2% from RMB29.7 billion for the year ended December 31, 2024 to RMB21.0 billion for the year ended December 31, 2025. The decrease in gross margin from 20.5% for the year ended December 31, 2024 to 18.7% for the year ended December 31, 2025 was mainly attributable to the decrease of vehicle margin.

Vehicle margin decreased from 19.8% for the year ended December 31, 2024 to 17.9% for the year ended December 31, 2025. The decrease in vehicle margin was mainly due to different product mix.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased by 2.2% from RMB11.1 billion for the year ended December 31, 2024 to RMB11.3 billion for the year ended December 31, 2025. The research and development expenses remained relatively stable over the year of 2024.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses decreased by 12.8% from RMB12.2 billion for the year ended December 31, 2024 to RMB10.7 billion for the year ended December 31, 2025, primarily due to decreased employee compensation associated with the recognition of share-based compensation expenses regarding the chief executive officer's performance-based awards in 2024.

INCOME/(LOSS) FROM OPERATIONS

As a result of the foregoing, loss from operations was RMB521.1 million for the year ended December 31, 2025, compared with RMB7.0 billion income from operations for the year ended December 31, 2024.

MANAGEMENT DISCUSSION AND ANALYSIS

INTEREST INCOME AND INVESTMENT INCOME, NET

Interest income and investment income, net increased by 5.4% from RMB1.8 billion for the year ended December 31, 2024 to RMB1.9 billion for the year ended December 31, 2025, primarily attributable to the fair value change of equity investments and investment income from financial instruments, partially offset by decrease in interest income.

INCOME TAX EXPENSE

Income tax expense decreased by 87.6% from RMB1.3 billion for the year ended December 31, 2024 to RMB157.7 million for the year ended December 31, 2025, primarily due to the decrease in income before income tax.

NET INCOME

As a result of the foregoing, net income decreased by 85.8% from RMB8.0 billion for the year ended December 31, 2024 to RMB1.1 billion for the year ended December 31, 2025.

LIQUIDITY AND SOURCE OF FUNDING AND BORROWING

During the year ended December 31, 2025, we funded our cash requirements principally through our existing cash and capital resources. Our cash position[2] decreased by 10.3% from RMB112.8 billion as of December 31, 2024 to RMB101.2 billion as of December 31, 2025.

The maturity profile of borrowings of the Group as at December 31, 2025 is set out in Note 12 to the consolidated financial statements of this annual report.

SIGNIFICANT INVESTMENTS

The Group did not make or hold any significant investments during the year ended December 31, 2025.

MATERIAL ACQUISITIONS AND DISPOSALS

The Group did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated subsidiaries or associated companies or joint ventures during the year ended December 31, 2025.

PLEDGE OF ASSETS

As at December 31, 2025, we secured certain production plants and land use rights for borrowings, detail of which are set out in Note 12 to the consolidated financial statements in this annual report. Save as disclosed in this annual report, we did not have material pledged assets as at December 31, 2025.

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2.   Cash position includes cash and cash equivalents, restricted cash, time deposits and short-term investments, and long-term time deposits and financial instruments included in long-term investments.

MANAGEMENT DISCUSSION AND ANALYSIS

FUTURE PLANS FOR MATERIAL INVESTMENTS OR CAPITAL ASSET

The Group did not have detailed future plans for material investments or capital assets as at December 31, 2025.

GEARING RATIO

As at December 31, 2025, the Company's gearing ratio (i.e., total liabilities divided by total assets, in percentage) was 52.6% (as at December 31, 2024: 56.1%).

FOREIGN EXCHANGE EXPOSURE

Our expenditures are mainly denominated in Renminbi and, therefore, we are primarily exposed to risks related to movements between Renminbi and U.S. dollars. Our exposure to U.S. dollars exchange rate fluctuation arises from the Renminbi-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by us and our subsidiaries whose functional currency is U.S. dollars, and the U.S. dollar-denominated cash and cash equivalents, restricted cash, time deposits and short-term investments and long-term financial instruments held by our subsidiaries whose functional currency is Renminbi. We enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk when we deem appropriate.

To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against U.S. dollars would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments to suppliers or for dividends on our Class A Ordinary Shares or ADSs or for other business purposes, appreciation of U.S. dollars against Renminbi would have a negative effect on the U.S. dollar amounts available to us.

CONTINGENT LIABILITIES

The Company had no material contingent liabilities as at December 31, 2025.

CAPITAL COMMITMENT

As of December 31, 2025, capital commitment of the Company was RMB6.3 billion (as of December 31, 2024: RMB6.4 billion), mainly on construction and purchase of production facilities, equipment and tooling.

MANAGEMENT DISCUSSION AND ANALYSIS

EMPLOYEES AND REMUNERATION

The total employee remuneration expenses for the year ended December 31, 2025, including share-based compensation expenses, were RMB13.1 billion, as compared to RMB15.0 billion for the year ended December 31, 2024.

Our employees' remuneration mainly comprises salaries, bonuses and social security contributions. We have made contributions to our employees' social security (including pension plans, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance) and housing funds pursuant to applicable laws and regulations.

We have developed a systematic training structure, which covers both management and professional career development paths. Our employees regularly receive training from management, technology, regulatory and other internal speakers and external consultants. Our employees can also improve their skills through mutual learning among colleagues. New employees will receive pre-job training and general training.

As at December 31, 2025, the Company had a total of 30,728 employees. The following table sets forth the total number of employees by function as of December 31, 2025:

Function	As of December 31, 2025
Research and Development	**6,041**
Production	**9,433**
Sales	**12,634**
General and Administrative	**2,620**
Total	**30,728**

We have also adopted the 2019 Share Incentive Plan, the 2020 Share Incentive Plan and the 2021 Share Incentive Plan.

DIRECTORS' REPORT

The Board is pleased to present this Directors' report together with the consolidated financial statements of the Group for the year ended December 31, 2025.

DIRECTORS

The Directors who held office during the Reporting Period and up to the Latest Practicable Date are:

Executive Directors
Mr. LI Xiang (李想)
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝)

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Prof. XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)

Biographical details of the Directors are set out in the section headed "DIRECTORS AND SENIOR MANAGEMENT" on pages 32 to 36 of this annual report.

GENERAL INFORMATION

The Company was incorporated under the laws of the Cayman Islands on April 28, 2017 as an exempted limited liability company. The Company's Class A Shares were listed on the Main Board of the Stock Exchange on August 12, 2021.

PRINCIPAL ACTIVITIES

The principal activity of the Company is investment holding. The principal businesses of the Company's subsidiaries are research and development, sales and after sales management, manufacturing of automobile and technology development. Analysis of the principal activities of the Group during the year ended December 31, 2025 is set out in Note 1 to the consolidated financial statements.

Substantially all of the Group's operating assets are located in the PRC and majority of the Company's revenue and operating profits are derived from the PRC during the Reporting Period. Accordingly, no segment analysis based on geographical locations is provided.

DIRECTORS' REPORT

BUSINESS REVIEW

A business review of the Group, as required by Schedule 5 to the Companies Ordinance, including a fair review of the Company's business, a description of the principal risks and uncertainties facing the Company, particulars of important events affecting the Company that have occurred since the end of the financial year, an indication of likely future developments in the Group's business, an analysis of the Group's financial performance and the Group's key relationships with its stakeholders who have a significant impact on the Group and on which the Group's success depends, is set out in the sections headed "BUSINESS REVIEW AND OUTLOOK" and "MANAGEMENT DISCUSSION AND ANALYSIS" on pages 5 to 13 of this annual report. These discussions form part of this Directors' report. Events affecting the Company that have occurred since the end of the financial year is set out in the section headed "Recent Developments after the Reporting Period" in "BUSINESS REVIEW AND OUTLOOK".

PRINCIPAL RISKS AND UNCERTAINTIES

Our business involves certain risks as set out in the section headed "Risk factors" in the Prospectus and the Form 20-F for the year ended December 31, 2025 filed with the United States Securities and Exchange Commission. The following list is a summary of certain principal risks and uncertainties facing the Group, some of which are beyond its control.

- We may not be successful in the highly competitive China automotive market.

- We had net losses in the past and may not be able to maintain our profitability.

- Our vehicles may not perform in line with user expectations and may contain defects.

- We may not succeed in continuing to establish, maintain, and strengthen our brand, and our brand and reputation could be harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, or our industry in general.

- We could experience disruptions in supply of raw materials or components used in our vehicles from our third-party suppliers, some of which are our single-source suppliers for the components they supply.

- Our business depends substantially on the continued efforts of our executive officers, key employees, and qualified personnel, and our operations may be severely disrupted if we lose their services.

- Changes in PRC government policies that are favorable for NEVs or domestically manufactured vehicles could materially and adversely affect our business, financial condition, results of operations, and prospects.

- The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

- A global shortage in the supply of battery packs may disrupt our operations and adversely affect our business, results of operations, and financial condition.

DIRECTORS' REPORT

- We may be compelled to undertake product recalls or other actions, which could adversely affect our brand image, financial condition, results of operations, and growth prospects.

- Our distribution model is different from the currently predominant distribution model for automakers, and its long-term viability is unproven.

- We may face challenges in expanding our business and operations internationally and our ability to conduct business in international markets may be adversely affected by legal, regulatory, political, and economic risks.

- The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past had deprived our investors with the benefits of such inspections.

- Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely registered public accounting firms located in mainland China and Hong Kong. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

- We rely on contractual arrangements with the VIEs and their respective shareholders to maintain a controlling financial interest in the VIEs, which may not be as effective as direct ownership in providing operational control.

- Our ability to enforce the equity pledge agreements between us and the VIEs' shareholders may be subject to limitations based on PRC laws and regulations.

ENVIRONMENTAL POLICIES AND PERFORMANCE

The Group is committed to fulfilling social responsibility, promoting employee benefits and development, protecting the environment and giving back to community and achieving sustainable growth. Details of such are set out in the environmental, social and governance report of the Company (the "**Environmental, Social and Governance Report**") published on the same date as this annual report.

COMPLIANCE WITH RELEVANT LAWS AND REGULATIONS

During the Reporting Period, as far as the Board is aware, the Group has complied with the relevant laws and regulations that have a significant impact on the operations of the Group in all material respects.

CONNECTED TRANSACTIONS

During the year ended December 31, 2025, the Company confirms that it has complied with the requirements in accordance with Chapter 14A of the Listing Rules in respect of continuing connected transactions. Save as disclosed in this annual report, no related party transaction disclosed in Note 24 to the consolidated financial statements falls under the definition of "connected transaction" or "continuing connected transaction" in Chapter 14A of the Listing Rules for which disclosure is required.

DIRECTORS' REPORT

NON-EXEMPT CONTINUING CONNECTED TRANSACTION

Contractual Arrangements

Background to the Contractual Arrangements

During the Reporting Period, we conducted our value-added telecommunication services, surveying, internet map related services, and radio and television production and operation (the "**Relevant Businesses**") through our Consolidated Affiliated Entities in the PRC as PRC Laws, or their implementation by relevant government authorities, generally prohibit or restrict foreign ownership in the Relevant Businesses. In order to comply with such laws, while availing ourselves of international capital markets and maintaining effective control over all of our operations, we control our Consolidated Affiliated Entities through the Contractual Arrangements entered into in April 2021 and July 2023, respectively. On July 3, 2023, our Contractual Arrangements with Beijing CHJ were updated to reflect the change to one of the registered shareholders of Beijing CHJ. Other terms of the aforementioned Contractual Arrangements remain the same. Hence, during the Reporting Period we did not directly own any equity interest in our Consolidated Affiliated Entities. Pursuant to the Contractual Arrangements, we have effective control over the financial and operational policies of our Consolidated Affiliated Entities and are entitled to all the economic benefits derived from the Consolidated Affiliated Entities' operations. During the Reporting Period, the revenue of the Consolidated Affiliated Entities (with intercompany transactions eliminated) amounted to RMB36.2 million (2024: RMB23.6 million), accounting for less than 0.1% (2024: less than 0.1%) of our Group's total revenue. The total assets of the Consolidated Affiliated Entities (with intercompany transactions eliminated) as of December 31, 2025 amounted to RMB6.3 billion (2024: RMB8.3 billion), accounting for approximately 4.1% (2024: 5.1%) of the total assets of the Group.

The Consolidated Affiliated Entities that were subject to the foreign ownership restrictions during the Reporting Period are described herein and as set out in the Prospectus.

Risks relating to the Contractual Arrangements and actions taken to mitigate the risks

We believe the following risks are associated with the Contractual Arrangements. Further details of these risks are set out on pages 88 to 94 of the Prospectus.

- If the PRC government deems that our contractual arrangements with our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

- We rely on contractual arrangements with our VIEs and their respective shareholders to exercise control over our business, which may not be as effective as direct ownership in providing operational control.

- Our ability to enforce the equity pledge agreements between us and our VIEs' shareholders may be subject to limitations based on PRC laws and regulations.

- If we exercise the option to acquire equity ownership and assets of our VIE, the ownership transfer may subject us to certain limitations and substantial costs.

- The registered shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

DIRECTORS' REPORT

•   Our contractual arrangements with our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIEs owe additional taxes, which could negatively affect our financial condition and the value of your investment.

•   We may lose the ability to use and benefit from assets held by our VIEs that are material to the operation of our business if either of our VIEs goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The structuring and implementation of the Contractual Arrangements, including the detailed terms of the Contractual Arrangements, as discussed herein, is designed to mitigate these risks.

Qualification requirements under the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the "FITE Regulations")

On December 11, 2001, the State Council promulgated the FITE Regulations, which were amended on September 10, 2008, February 6, 2016 and April 7, 2022. According to the newly amended FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. The newly amended FITE Regulations which became effective on May 1, 2022 removed the Qualification Requirements for major foreign investors that hold equity interest in PRC companies conducting value-added telecommunication business set out in the previous FITE Regulations. On April 8, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-Up of Value-Added Telecommunications Services. Pursuant to the aforementioned circular, the MIIT will launch pilot programs to expand the opening-up of value-added telecommunications services, initially in several designated regions in Beijing, Shanghai, Hainan, and Shenzhen. In the regions approved to launch pilot programs, restrictions on foreign ownership in certain value-added telecommunications businesses will be removed. Beijing CLX, a Consolidated Affiliated Entity of the Company and a wholly-owned subsidiary of Beijing CHJ, one of the VIEs, operates the official website and the Li Auto App of the Company, through which the Company provides certain paid membership and other paid premium services to the owners of the vehicles manufactured by the Company. The said paid services constitute commercial value-added telecom business under the applicable PRC laws and thus a value-added telecommunication business operation license (the "**ICP License**") is required. The offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Under the Special Administrative Measures (Negative List) for the Access of Foreign Investment (2024 Version), radio and television program production is "prohibited" businesses for which foreign investment is not permitted. Beijing CLX creates and publishes video contents through the Company's official website, the Li Auto App and its WeChat mini program for marketing and promotional purposes. Beijing CLX has obtained a License for Production and Operation of Radio and TV Programs as required by the PRC laws. The creation and publication of video content is inseparable from each other and from the operation of the Company's official website and the Li Auto App. Further, as set out above, the offer of paid membership and other paid premium services is conducted through and embedded in the Company's official website and the Li Auto App and therefore is inseparable from the operation of the website and the App. Beijing CLX, being the entity licensed with the ICP License, and the License for Production and Operation of Radio, carries out these said workstreams.

DIRECTORS' REPORT

According to our consultations with an officer of the Ministry of Industry and Information Technology of the PRC (the "**MIIT**") in July 2021, the officer confirmed that in the case of our Company, the MIIT would not issue an ICP License to our Consolidated Affiliated Entity if it becomes a foreign investment entity and its foreign investor meets the Qualification Requirements. As confirmed by our PRC Legal Advisor, (i) the MIIT is the issuing authority for applications of ICP licenses by Sino-foreign equity joint ventures and wholly-owned foreign investment entities; and (ii) the official duties of the interviewed official include the formulation of regulatory policies in, and the regulation of, value-added telecommunication services (including the regulatory policies on applications for ICP licenses from Sino-foreign equity joint ventures and wholly-owned foreign investment entities) in the PRC. In light of the foregoing, our PRC Legal Advisor is of the view that the officer interviewed is a competent person to give the above confirmation. On the basis of the above, we are of the view that as of the Latest Practicable Date, the Contractual Arrangements are narrowly tailored and we are therefore required to carry out our value-added telecommunication services through the Contractual Arrangements.

We will make periodic inquiries to the relevant PRC government authorities to understand any new regulatory development and continuously assess our business conducted through the Contractual Arrangements, with a view to unwinding the Contractual Arrangements wholly or partially as and when practicable and permissible under the PRC laws. We will closely monitor and assess any development of PRC laws and regulations, and will, as applicable and when necessary, disclose any updates to our plans in response to the regulatory developments in our annual and interim reports to inform Shareholders and other investors.

Further details of the Contractual Arrangements, the risks relating to the Contractual Arrangements, the relevant PRC laws and regulations and the material terms of the Contractual Arrangements are set out in the Prospectus.

Apart from the above, there were no other new Contractual Arrangements entered into, renewed or reproduced during the financial year ended December 31, 2025. Save as disclosed above or in the Prospectus, there was no material change in the Contractual Arrangements and/or the circumstances under which they were adopted for the year ended December 31, 2025.

For the year ended December 31, 2025, none of the Contractual Arrangements had been terminated as none of the restrictions that led to the adoption of the contracts under the Contractual Arrangements has been removed.

For the years ended December 31, 2024 and 2025, no fees pursuant to contractual arrangements were paid by our VIEs to the WFOE as of December 31, 2025.

DIRECTORS' REPORT

SUMMARY OF THE MATERIAL TERMS OF THE CONTRACTUAL ARRANGEMENTS

Exclusive Consultation and Service Agreements

Under the exclusive consultation and service agreements dated April 21, 2021 and July 3, 2023 between our VIEs and the WFOE (the "**Exclusive Consultation and Service Agreements**"), in exchange for a service fee, payable quarterly, our VIEs agreed to engage the WFOE as its exclusive provider of certain consulting and technical services, including but not limited to software technology development, technology consulting, and technical services required by our VIEs' business. Under the Exclusive Consultation and Service Agreements, the service fee is at an amount that is adjusted in accordance with WFOE's sole discretion and also the mutually agreed-upon amount for certain other technical services, both of which should be paid within ten business days after WFOE issues corresponding invoice to the VIEs.

In addition, absent the prior written consent of the WFOE, during the term of the Exclusive Consultation and Service Agreements, with respect to the services subject to the Exclusive Consultation and Service Agreements and other matters, our VIEs shall not accept the same or any similar services provided by any third party. In addition, without the prior consent of the WFOE, our VIEs shall not enter into any business cooperation with any third party, and the WFOE shall have the right of first refusal in respect of such business cooperation with our VIEs under the same terms.

The Exclusive Consultation and Service Agreements also provide that the WFOE has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by our VIEs during the performance of the Exclusive Consultation and Service Agreements.

The Exclusive Consultation and Service Agreements shall remain effective for a period of ten years unless otherwise terminated by the WFOE. Upon request by the WFOE, the term of the Exclusive Consultation and Service Agreements can be renewed prior to their expiration. The Exclusive Consultation and Service Agreements may also be terminated upon mutual agreement by the WFOE and our VIEs.

Equity Option Agreements

Under the equity option agreements dated April 21, 2021 and July 3, 2023 among our VIEs, the WFOE and the Registered Shareholders (the "**Equity Option Agreements**"), the WFOE has the rights to require the Registered Shareholders to transfer any or all their equity interests in our VIEs to the WFOE and/or a third party designated by it, in whole or in part at any time and from time to time, at the lower of the amount of the Registered Shareholders' respective paid-in capital in our VIEs and the lowest price permitted under applicable PRC laws at the time. For full details regarding covenants between the WFOE and the Registered Shareholders, please refer to the section headed "Contractual Arrangements" in the Prospectus.

The Registered Shareholders have also undertaken that, subject to the relevant laws and regulations, they will return to the WFOE any consideration they receive in the event that the WFOE exercises the options under the Equity Option Agreements to acquire the equity interests in our VIEs.

The Equity Option Agreements will remain effective for 10 years and can be renewed upon request by the WFOE.

DIRECTORS' REPORT

Equity Pledge Agreements

Under the equity pledge agreements dated April 21, 2021 and July 3, 2023 entered into between the WFOE, the Registered Shareholders and our VIEs (the "**Equity Pledge Agreements**"), the Registered Shareholders agreed to pledge all their respective equity interests in our VIEs that they own, including any interest or dividend paid for the shares, to the WFOE as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.

The pledge in respect of our VIEs takes effect upon the completion of registration with the relevant administration for market regulation and shall remain valid until after all the contractual obligations of the Registered Shareholders and our VIEs under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and our VIEs under the relevant Contractual Arrangements have been fully paid.

Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), the WFOE shall have the right to require our VIEs' shareholders (i.e. the Registered Shareholders) to immediately pay any amount payable by our VIEs under the Exclusive Consultation and Service Agreements, repay any loans and pay any other due payments, and the WFOE shall have the right to exercise all such rights as a secured party under any applicable PRC law and the Equity Pledge Agreements, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.

The equity pledge in connection with our VIEs has been registered with the relevant PRC governmental authority pursuant to PRC laws and regulations.

Powers of Attorney

The Registered Shareholders have executed powers of attorney dated April 21, 2021 and July 3, 2023 (the "**Powers of Attorney**"). Under the Powers of Attorney, the Registered Shareholders irrevocably appointed the WFOE and their designated persons (including but not limited to Directors and their successors and liquidators replacing the Directors but excluding those non-independent or who may give rise to conflict of interests) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in-fact's prior written consent, any and all right that they have in respect of their equity interests in our VIEs, including, among others:

(i)   to convene and attend shareholders' meetings of our VIEs;

(ii)   to file documents with the relevant companies registry;

(iii)   to exercise all shareholder's rights and shareholder's voting rights in accordance with law and the constitutional documents of our VIEs, including but not limited to the sale, transfer, pledge or disposal of any or all of the equity interests in our VIEs;

(iv)   to execute any and all written resolutions and meeting minutes and to approve the amendments to the articles of associations in the name and on behalf of such shareholder; and

(v)   to nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of our VIEs.

DIRECTORS' REPORT

The Powers of Attorney will remain in force for 10 years. Upon request by the WFOE, each Registered Shareholder shall extend the term of the Power of Attorney prior to its expiration.

Business Operation Agreement

In additional to the above, the Registered Shareholders of Xindian Information, Xindian Information and the WFOE entered into a business operation agreement on April 21, 2021 (the "**Business Operation Agreement**"), pursuant to which Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of the WFOE. Xindian Information and its Registered Shareholders further agreed to accept and strictly follow the WFOE's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by the WFOE. The Registered Shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to the WFOE. Unless the WFOE terminates this agreement in advance, the Business Operation Agreement will remain effective for 10 years and can be renewed upon request by the WFOE prior to its expiration. Xindian Information and its Registered Shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each Registered Shareholder of Xindian Information has executed a power of attorney described above to irrevocably authorize the WFOE to act as his or her attorney – in-fact to exercise all of his or her rights as a shareholder of Xindian Information.

Listing Rules implications and waivers

For the purposes of Chapter 14A of the Listing Rules, and in particular the definition of "connected person", the Consolidated Affiliated Entities are treated as our Company's wholly-owned subsidiary, and its directors, chief executives or substantial shareholders (as defined in the Listing Rules) and their respective associates are treated as our Company's "connected persons".

The transactions contemplated under the Contractual Arrangements are continuing connected transactions of the Company. The highest applicable percentage ratios (other than the profits ratio) under the Listing Rules in respect of the transactions associated with the Contractual Arrangements are expected to be more than 5%. As such, the transactions will be subject to the reporting, annual review, announcement and independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

Our Directors (including the independent non-executive Directors) are of the view that the Contractual Arrangements and the transactions contemplated therein are fundamental to our legal structure and business operations. Our Directors also believe that our structure, whereby the financial results of our Consolidated Affiliated Entities are consolidated into our financial statements as if they were our Company's wholly-owned subsidiaries, and all the economic benefits of their business flows to our Group, places our Group in a special position in relation to the connected transactions rules. Accordingly, notwithstanding that the transactions contemplated under the Contractual Arrangements and any new transactions, contracts and agreements or renewal of existing transactions, contracts and agreements to be entered into, among others, by our Consolidated Affiliated Entities and any member of our Group from time to time (including Consolidated Affiliated Entities) (the "**New Intergroup Agreements**") technically constitute continuing connected transactions under Chapter 14A of the Listing Rules, our Directors consider that it would be unduly burdensome and impracticable, and would add unnecessary administrative costs to our Company, for all such transactions to be subject to strict compliance with the requirements set out under Chapter 14A of the Listing Rules, including, among other things, the announcement and independent shareholders' approval requirements.

DIRECTORS' REPORT

If the Contractual Arrangements is altered or if the Company enters into any new agreements with any connected persons in the future (otherwise than pursuant to the renewal and reproduction waiver in relation to the Contractual Arrangements), the Company must fully comply with the relevant requirements under Chapter 14A of the Rules unless it applies for and obtains a separate waiver from the Stock Exchange.

Confirmation from independent non-executive Directors

The Company's independent non-executive Directors have reviewed the Contractual Arrangements and confirmed that:

(i) the transactions carried out during the year ended December 31, 2025 have been entered into in accordance with the relevant provisions of the Contractual Arrangements;

(ii) no dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of its equity interests which are not otherwise subsequently assigned or transferred to the Group during the year ended December 31, 2025;

(iii) no new contracts were entered into, renewed or reproduced between the Group and the Consolidated Affiliated Entities during the year ended December 31, 2025 other than the ones disclosed above;

(iv) the Contractual Arrangements have been entered into in the ordinary and usual course of business of the Group;

(v) the Contractual Arrangements have been entered into on normal commercial terms or better; and

(vi) the Contractual Arrangements have been entered into in accordance with the relevant agreement governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole.

Reporting from the Company's independent auditor

The Auditor was engaged to report on the Group's continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) "Assurance Engagements Other than Audits or Reviews of Historical Financial Information" and with reference to Practice Note 740 (Revised) "Auditor's Letter on Continuing Connected Transactions under the Hong Kong Listing Rules" issued by the Hong Kong Institute of Certified Public Accountants. The Auditor has issued its unqualified letter containing his findings and conclusions in respect of the continuing connected transactions disclosed by the Group on pages 17 to 23 of this annual report in accordance with Rule 14A.56 of the Listing Rules.

The Auditor has confirmed in a letter to the Board, with respect to the Contractual Arrangements and the transactions contemplated therein:

(i) nothing has come to the Auditor's attention that causes the Auditor to believe that the disclosed continuing connected transactions have not been approved by the Board;

(ii) for transactions involving the provision of goods or services by the Group, nothing has come to the Auditor's attention that causes the Auditor to believe that the continuing connected transactions were not, in all material respects, in accordance with the pricing policies of the Group;

DIRECTORS' REPORT

(iii) nothing has come to the Auditor's attention that causes the Auditor to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

(iv) nothing has come to the Auditor's attention that causes the Auditor to believe that dividends or other distributions have been made by the Consolidated Affiliated Entities to the holders of the equity interests of the Consolidated Affiliated Entities which are not subsequently assigned or transferred to the Group.

WEIGHTED VOTING RIGHTS

The Company is controlled through weighted voting rights. Under this structure, the Company's share capital comprises Class A Ordinary Shares and Class B Ordinary Shares. Each Class A Ordinary Share entitles the holder to exercise one vote, and each Class B Ordinary Share entitles the holder to exercise ten votes, on any resolution tabled at the Company's general meetings, except for resolutions with respect to the Reserved Matters, in relation to which each Share is entitled to one vote.

The WVR structure enables the WVR Beneficiary to exercise voting control over the Company notwithstanding that the WVR Beneficiary does not hold a majority economic interest in the share capital of the Company. This will enable the Company to benefit from the continuing vision and leadership of the WVR Beneficiary who will control the Company with a view to its long-term prospects and strategy.

Investors are advised to be aware of the potential risks of investing in companies with a WVR structure, in particular that the interests of the WVR Beneficiary may not necessarily always be aligned with those of our Shareholders as a whole, and that the WVR Beneficiary will be in a position to exert significant influence over the affairs of our Company and the outcome of Shareholders' resolutions. Investors should make the decision to invest in the Company only after due and careful consideration.

The WVR Beneficiary is Mr. Li. The table below sets out the ownership and voting rights held by the WVR Beneficiary as at December 31, 2025:

Class of Shares	Number of Shares	Approximate % of issued share capital[1]	Approximate % of total voting rights (matters other than Reserved Matters)[1][2][3]	Approximate % of total voting rights (for Reserved Matters)[1][2][3]	Approximate % of effective voting rights (matters other than Reserved Matters)[1][2][4]	Approximate % of effective voting rights (for Reserved Matters)[1][2][4]
Class A Ordinary Shares	108,557,400	5.07%	2.03%	5.07%	0.00%	0.00%
Class B Ordinary Shares	355,812,080	16.62%	66.59%	16.62%	67.97%	17.51%
Total	464,369,480	21.69%	68.62%	21.69%	67.97%	17.51%

DIRECTORS' REPORT

Notes:

(1)   Assuming no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes. Certain percentage figures included in the table above have been subject to rounding adjustments. Accordingly, figures shown as totals in the table above may not be an arithmetic aggregation of the figures preceding them.

(2)   Class A Ordinary Shares entitle the Shareholder to one vote per Share and Class B Ordinary Shares entitle the Shareholder to ten votes per Share, except for resolutions with respect to the Reserved Matters for which each Share entitles each Shareholder to one vote per Share. Calculation of total/effective voting rights takes into account the voting rights attached to the 4,693,246 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans.

(3)   Assuming all of the Performance Conditions (as defined in the Prospectus) are met and the Award Premium (as defined in the Prospectus) is fully paid in respect of all CEO Award Shares (which are Class A Ordinary Shares with one vote per Share).

(4)   Assuming the restrictions for none of the CEO Award Shares are released despite the achievement of certain Performance Condition(s) (as defined in the Prospectus) and no Award Premium (as defined in the Prospectus) is paid in respect of all CEO Award Shares (which are Class A Ordinary Shares with one vote per Share).

As at December 31, 2025, Mr. Li beneficially owned and controlled, through his intermediaries, an aggregate of 355,812,080 Class B Ordinary Shares and 108,557,400 Class A Ordinary Shares (which are CEO Award Shares with one vote per Share). Assuming (i) the restrictions for none of the CEO Award Shares are released despite the achievement of certain Performance Condition(s) (as defined in the Prospectus) and no Award Premium (as defined in the Prospectus) is paid in respect of any CEO Award Shares, (ii) no further Shares are issued under the Share Incentive Plans or pursuant to the conversion of the 2028 Notes, and (iii) without taking into account the voting rights attached to the 4,693,246 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans, Mr. Li's shareholding represents (a) approximately 21.69% of the Company's issued Shares; (b) approximately 68.03% of the voting rights in the Company with respect to shareholder resolutions relating to matters other than Reserved Matters; and (c) approximately 17.55% with respect to shareholder resolutions relating to Reserved Matters. The Class B Ordinary Shares are held through Amp Lee Ltd., which is wholly owned by Cyric Point Enterprises Limited, the entire interest of which is in turn held by a trust that was established by Mr. Li (as the settlor) for the benefit of himself and his family.

Class B Ordinary Shares may be converted into Class A Ordinary Shares on a one to one ratio. As at December 31, 2025, assuming the conversion of all the issued and outstanding Class B Ordinary Shares into Class A Ordinary Shares, the Company will issue 355,812,080 Class A Ordinary Shares, representing approximately 16.62% of the total number of issued and outstanding Class A Ordinary Shares. The weighted voting rights attached to Class B Ordinary Shares will cease when the WVR Beneficiary has no beneficial ownership of any of the Class B Ordinary Shares, in accordance with Rule 8A.22 of the Listing Rules. This may occur:

(i)   upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Listing Rules, in particular where the WVR Beneficiary is: (1) deceased; (2) no longer a member of the Board; (3) deemed by the Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Stock Exchange to no longer meet the requirements of a director set out in the Listing Rules;

DIRECTORS' REPORT

(ii)   when the holders of Class B Ordinary Shares have transferred to another person the beneficial ownership of, or economic interest in, all of the Class B Ordinary Shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Listing Rules;

(iii)   where a vehicle holding Class B Ordinary Shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Listing Rules; or

(iv)   when all of the Class B Ordinary Shares have been converted to Class A Ordinary Shares.

MAJOR CUSTOMERS AND MAJOR SUPPLIERS

During the year ended December 31, 2025, our customers primarily included individual vehicle purchasers. We have a broad base of customers, and do not believe that we have customer concentration risks. Our top five customers accounted for approximately 1.7% of our total revenues for the year ended December 31, 2025. Our top five suppliers accounted for approximately 24.8% of our purchases for the year ended December 31, 2025.

None of the Directors, their respective close associates, or any Shareholder (which to the knowledge of the Directors own more than 5% of the number of issued shares of the Company) had any interest in any of our five largest customers or suppliers during the year ended December 31, 2025.

PRE-EMPTIVE RIGHTS

There are no provisions for pre-emptive rights under the laws of the Cayman Islands which would oblige the Company to offer new Shares on a pro-rata basis to the existing Shareholders.

TAX RELIEF AND EXEMPTION OF HOLDERS OF LISTED SECURITIES

The Directors are not aware of any tax relief and exemption available to the Shareholders by reason of their holding of the Company's securities.

SUBSIDIARIES

Particulars of the Company's subsidiaries are set out in Note 1 to the consolidated financial statements.

PROPERTY, PLANT AND EQUIPMENT

Details of movements in the property, plant and equipment of the Group during the year ended December 31, 2025 are set out in Note 8 to the consolidated financial statements.

None of the Company's properties are held for development and/or sale or for investment purposes.

SHARE CAPITAL AND SHARES ISSUED

Details of movements in the share capital of the Company for the year ended December 31, 2025 are set out in consolidated statements of changes in shareholders' equity in the consolidated financial statements.

DIRECTORS' REPORT

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the Latest Practicable Date, the Company has maintained the prescribed percentage of public float under the Listing Rules.

DONATION

During the year ended December 31, 2025, the Group made charitable and other donations of RMB18.1 million. (2024: RMB1.8 million)

DEBENTURE ISSUED

In April 2021, we issued the US$862.5 million in aggregate principal amount of 0.25% convertible senior notes due 2028, or the 2028 Notes, which may be converted, at an initial conversion rate of 35.2818 ADSs per US$1,000 principal amount of notes (which represents an initial conversion price of US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028, or at the option of the holders upon satisfaction of certain conditions and during certain periods prior to the close of business on business day immediately preceding November 1, 2027 based on an initial conversion rate of 35.2818 of our ADSs per US$1,000 principal amount of notes. The conversion rate is subject to adjustment upon occurrence of certain events. The 2028 Notes bear interest at a rate of 0.25% per year, payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. Holders of the 2028 Notes may require the Company to repurchase all or part of their notes for cash on May 1, 2024 and on May 1, 2026, in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the relevant repurchase date. Based on the information from the paying agent for the 2028 Notes, no 2028 Notes were surrendered for repurchase pursuant to holders' put right prior to the expiration of the put right offer in the Company's Put Right Notice dated March 27, 2024. Following the expiration date, being April 29, 2024, US$862,500,000 aggregate principal amount of the 2028 Notes remains outstanding and continues to be subject to the existing terms of the Indenture dated April 12, 2021 between the Company and Deutsche Bank Trust Company Americas. Assuming full conversion of the 2028 Notes at the initial conversion rate of 35.2818 ADSs per US$1,000 principal amount, the 2028 Notes will be convertible into 30,430,552 ADSs, representing 60,861,104 Class A Ordinary Shares. For illustrative purposes only, 60,861,104 Class A Ordinary Shares represent approximately 2.74% of the total issued shares (as if enlarged by the issue of such shares, and excluding treasury shares) of the Company as of the Latest Practicable Date. Other than optional redemption for changes in the tax laws, the 2028 Notes may not be redeemed by us at our option prior to maturity. For further details of the 2028 Notes, please see the section headed "History, Reorganization and Corporate Structure – Convertible Notes" in the Prospectus.

After performing sufficient due diligence work that the Directors consider appropriate and after due and careful consideration, the Directors confirm that, up to the Latest Practicable Date, there had been no material adverse change in our financial or trading position or prospects since December 31, 2025, being the end date of the periods reported on in the consolidated financial statements included in this annual report, and there is no event since December 31, 2025 that would materially affect the information as set out in the consolidated financial statements in this annual report.

DIRECTORS' REPORT

EQUITY-LINKED AGREEMENTS

Save as disclosed in the sections headed "Debenture Issued" and "Share Incentive Plans" in this annual report, no equity-linked agreements were entered into by the Group, or existed during the year ended December 31, 2025.

DIVIDEND

The Board does not recommend the distribution of an annual dividend for the year ended December 31, 2025.

There is no arrangement under which a Shareholder has waived or agreed to waive any dividends.

PERMITTED INDEMNITY

Pursuant to the Articles of Association and subject to the applicable laws and regulations, every Director or other officers of the Company (but not including the Company's auditors) shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain in or about the execution of their duty in their offices, other than by reason of such indemnified person's own dishonesty, willful default or fraud. A permitted indemnity provision (as defined in section 469 of the Companies Ordinance) for the benefit of the Directors is currently and was in force for the year ended December 31, 2025 and up to the date of this annual report.

The Company has also taken out liability insurance to provide additional coverage for the Directors.

RESERVES

Details of movements in the reserves of the Group and the Company during the year ended December 31, 2025 are set out in the consolidated statements of changes in shareholders' equity on page 79 and in Note 18 to the consolidated financial statements, respectively. The Company had distributable reserves of RMB63.0 billion as at December 31, 2025.

LOANS AND BORROWINGS

The Group had total borrowings of RMB9.5 billion as of December 31, 2025 (2024: RMB8.4 billion). Particulars of bank loans and other borrowings of the Group as of December 31, 2025 are set out in the section headed "MANAGEMENT DISCUSSION AND ANALYSIS" in this annual report and Note 12 to the consolidated financial statements.

DIRECTORS' REPORT

DIRECTORS' SERVICE CONTRACTS

Mr. LI Xiang and Mr. LI Tie, the executive Directors, have entered into an employment agreement with our Company on July 27, 2021. The term of appointment shall be for an initial term of three years from the Listing Date or until the third annual general meeting of our Company after the Listing Date, whichever is sooner (subject to re-election as and when required under the Articles of Association), upon which the employment agreement was automatically renewed. Either party may terminate the agreement by giving not less than three months' prior written notice.

Mr. MA Donghui, an executive Director, has entered into an employment agreement with our Company on December 10, 2022. The term of appointment shall be for a term of three years commencing from January 1, 2023, subject to retirement and re-election as and when required under the Listing Rules and the Company's Articles of Association, upon which the employment agreement was automatically renewed. Either party may terminate the agreement by giving not less than three months' prior written notice.

Each of the non-executive Directors has entered into an appointment letter with our Company on July 27, 2021. The initial term for their appointment letters shall commence from the date of their appointments and shall continue for three years from July 27, 2021 or from the date of the Prospectus of the Company (that is August 3, 2021) until the third annual general meeting of the Company since the Listing Date, whichever is sooner, (subject always to re-election as and when required under the Articles of Association), upon which the appointment letters were automatically renewed, until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three month's prior notice in writing.

Each of the independent non-executive Directors has entered into an appointment letter with our Company on July 27, 2021. The initial term for their appointment letters shall be three years from the date of the Listing Date or until the third annual general meeting of the Company since the Listing Date, whichever is sooner, (subject always to re-election as and when required under the Articles of Association), upon which the appointment letters were automatically renewed, until terminated in accordance with the terms and conditions of the appointment letter or by either party giving to the other not less than three months' prior notice in writing.

None of the Directors proposed for re-election at the forthcoming annual general meeting of the Company has or is proposed to have a service contract with any member of our Group other than contracts expiring or determinable by the employer within one year without the payment of compensation (other than statutory compensation).

DIRECTORS' INTERESTS IN TRANSACTIONS, ARRANGEMENTS OR CONTRACTS OF SIGNIFICANCE

Save as disclosed in the section headed "Non-exempt Continuing Connected Transaction" of this Directors' report, none of the Directors or any entity connected with the Directors had a material interest, either directly or indirectly, in any transactions, arrangements or contracts of significance to which the Company, its holding company, or any of its subsidiaries or fellow subsidiaries was a party subsisting during or at the end of the year ended December 31, 2025.

DIRECTORS' REPORT

EMOLUMENTS OF DIRECTORS AND THE FIVE HIGHEST PAID INDIVIDUALS

In compliance with the Corporate Governance Code, the Company has established the Compensation Committee to formulate remuneration policies.

The Compensation Committee was set up for reviewing the Group's emolument policy and structure for all remuneration of the Directors and senior management of the Group. The remuneration is determined and recommended based on each Director's and senior management personnel's qualification, position and seniority. As for the independent non-executive Directors, their remuneration is determined by the Board upon recommendation from the Compensation Committee.

The Directors and the senior management personnel are eligible participants of 2019 Plan and 2020 Plan, details of which are set out in the Prospectus and Note 28 to the consolidated financial statements.

Details of the remuneration of the Directors, senior management and the five highest paid individuals are set out in Note 28 and Note 29 to the consolidated financial statements, respectively.

None of the Directors waived or agreed to waive any remuneration and there were no emoluments paid by the Group to any of the Directors, past Directors or the five highest paid individuals during the Reporting Period, as an inducement to join, or upon joining the Group, or as compensation for the loss of office.

No retirement benefits, loans, quasi-loans, other dealings in favour of Directors, their controlled bodies corporate and their connected entities subsisted at the end of the Reporting Period or at any time during the Reporting Period. No consideration was provided to or received by third parties for making available the services of a person as a Director or in any other capacity while as a Director during the Reporting Period.

Details of the remuneration by band of senior management of the Company, whose biographies are set out in the section headed "DIRECTORS AND SENIOR MANAGEMENT" of this annual report, and for the year ended December 31, 2025 are set out below:

Remuneration band (HKD)	Number of individuals
0 – 30,000,000	3
30,000,001 – 100,000,000	1

The Company's compensation policy is to ensure that the remuneration offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The remuneration packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The remuneration for the executive Directors comprises basic salary, pensions, share-based compensation expenses and discretionary bonus. The remuneration policy for non-executive Directors and independent non-executive Directors is to ensure that non-executive Directors and independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The remuneration for the non-executive Directors and independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Individual Directors and senior management have not been involved in deciding their own remuneration.

DIRECTORS' REPORT

CONTRACTS WITH CONTROLLING SHAREHOLDERS

Save as set out in the section headed "Non-exempt Continuing Connected Transaction" above, no contract of significance or contract of significance for the provision of services has been entered into among the Company or any of its subsidiaries and the Controlling Shareholders or any of their subsidiaries during the year ended December 31, 2025.

MANAGEMENT CONTRACTS

No contract concerning the management and administration of the whole or any substantial part of the business of the Company was entered into or existed during the year ended December 31, 2025.

AUDITOR

PricewaterhouseCoopers was appointed as the Auditor during the Reporting Period. The consolidated financial statements of the Group have been audited by PricewaterhouseCoopers, who will retire and, being eligible, offer themselves for re-appointment at the forthcoming annual general meeting. There has been no change in Auditor in preceding three years.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed in this annual report, at no time during the year ended December 31, 2025 was the Company or any of its subsidiaries, fellow subsidiaries or its holdings companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of the Company or any other body corporate; and none of the Directors, or any of their spouse or children under the age of 18, had any right to subscribe for equity or debt securities of the Company or any other body corporate, or had exercised any such right.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Save as disclosed in this annual report and except for the interests of the Controlling Shareholders in the Group, during the Reporting Period, neither the Controlling Shareholders nor any of the Directors (other than independent non-executive Directors) had any interest in a business, apart from the business of the Group, which competes or is likely to compete, directly or indirectly, with the Group's business, which would require disclosure under Rule 8.10 of the Listing Rules.

CONTINUING DISCLOSURE OBLIGATIONS PURSUANT TO THE LISTING RULES

Save as disclosed in this annual report, the Company does not have any other disclosure obligations under Rules 13.20, 13.21 and 13.22 of the Listing Rules.

NON-COMPETITION ARRANGEMENTS

No non-competition agreements or arrangement has been provided by the substantial shareholders as at December 31, 2025 or at any time during the Reporting Period.

By order of the Board
Mr. LI Xiang
Chairman

Beijing, China
April 10, 2026

DIRECTORS AND SENIOR MANAGEMENT

The Directors who held office during the year ended December 31, 2025 and up to the Latest Practicable Date are:

Executive Directors
Mr. LI Xiang (李想)
Mr. LI Tie (李鐵)
Mr. MA Donghui (馬東輝)

Non-executive Directors
Mr. WANG Xing (王興)
Mr. FAN Zheng (樊錚)

Independent non-executive Directors
Prof.   XIAO Xing (肖星)
Mr. ZHAO Hongqiang (趙宏強)
Mr. JIANG Zhenyu (姜震宇)

EXECUTIVE DIRECTORS

Mr. LI Xiang (李想), aged 44, is the Founder, an executive Director, the Chief Executive Officer and the Chairman of the Board of the Company.

Mr. Li has over 25 years of founding and managing internet technology companies in China, including approximately 20 years of experience focusing on the automotive industry. Mr. Li is the founder of Autohome Inc., (NYSE: ATHM; HKEX stock code: 2518) ("**Autohome**"), and served as its president from 1999 to June 2015. Autohome is the leading online destination for automobile consumers in China. At Autohome, Mr. Li was primarily responsible for its overall strategy, content creation and product development. From May 2015 to September 2018, Mr. Li served as a director of NIO Inc. (NYSE: NIO; HKEX stock code: 9866). Mr. Li has served as an independent director of Beijing Siwei Tuxin Technology Co., Ltd. (北京四維圖新科技股份有限公司) (Shenzhen Stock Exchange stock code: 002405) from May 2017 to December 2021, and is also on the board of directors of several private companies.

Mr. LI Tie (李鐵), aged 48, is an executive Director and has served as our Chief Financial Officer since July 2016.

Prior to joining our Group, Mr. Li worked at Autohome from March 2008 to June 2016 with his last position as a vice president of Autohome. Before joining Autohome, Mr. Li worked at PricewaterhouseCoopers Beijing Office from August 2002 to February 2008. Mr. Li has served as the Independent non-executive Director of Gushengtang Holdings Limited (固生堂控股有限公司) (HKEX stock code: 2273) since November 2021.

DIRECTORS AND SENIOR MANAGEMENT

Mr. Li completed the Senior Executive Leadership Program held by Harvard Business School in July 2019. He received his bachelor's degree in accounting and master's degree in management from Tsinghua University in July 1999 and June 2002 respectively.

Mr. MA Donghui (馬東輝), aged 51, has served as our executive Director and the President of the Company since January 1, 2023. Previously, he served as the chief engineer since September 2015. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked at IAT Automobile Technology Co., Ltd. And Jianshi International Automotive Design (Beijing) Co., Ltd.

Mr. Ma received a bachelor's degree in power engineering from Wuhan University of Technology in 1995 and a master's degree in mechanical manufacturing and automation from Shanghai University in 2003.

NON-EXECUTIVE DIRECTORS

Mr. WANG Xing (王興), aged 47, has served as our non-executive Director of the Company since July 2019. Mr. Wang is a co-founder, an executive director, the chief executive officer and chairman of the board of Meituan (HKEX stock code: 3690), a leading e-commerce platform for goods and services in China which was listed on the Main Board of the Stock Exchange in September 2018. Mr. Wang is responsible for the overall strategic planning, business direction and management of Meituan. He also holds directorship in various subsidiaries of Meituan. Prior to founding meituan.com in 2010, he co-founded xiaonei.com, China's first college social network website, in 2005. xiaonei.com was later renamed as Renren Inc. (NYSE: RENN). Mr. Wang also co-founded fanfou.com, a social media company specializing in microblogging, in May 2007 and was responsible for the management and operation of this company from May 2007 to July 2009. Mr. Wang serves as an independent director of Taikang Insurance Group Co., Ltd. (泰康保險集團股份有限公司) since March 31, 2025.

Mr. Wang received his bachelor's degree in electronic engineering from Tsinghua University in July 2001 and his master's degree in electrical engineering from University of Delaware in January 2005.

Mr. FAN Zheng (樊錚), aged 47, has served as our non-executive Director (under the Hong Kong Listing Rules) of the Company since July 2019 and has served as our independent director (under applicable U.S. regulations) since October 2020. Prior to joining us, Mr. Fan served as co-founder and vice president of Autohome from June 1999 to October 2016. At Autohome, Mr. Fan was primarily responsible for its technological operations.

Mr. Fan graduated with a college diploma in computer science from Hebei University of Science and Technology in July 2000.

DIRECTORS AND SENIOR MANAGEMENT

INDEPENDENT NON-EXECUTIVE DIRECTORS

Prof. XIAO Xing (肖星), aged 55, was appointed as an independent non-executive Director with effect from the Listing Date. Prof. Xiao is a Professor and the Head of the Accounting Department of the School of Economics and Management of Tsinghua University, where she has taught classes since April 1997. During her time at the Tsinghua University, Prof. Xiao visited Harvard University, Massachusetts Institute of Technology, University of Wisconsin as a senior visiting scholar and received the Fulbright Scholar award in 2011. Prof. Xiao's main research areas are corporate governance, financial management, financial statement analysis and financial accounting.

Prof. Xiao has served as an independent director of Mango Excellent Media Co., Ltd. (Shenzhen Stock Exchange stock code: 300413) from January 2019 to June 2025; she also served as an independent non-executive director of Kuaishou Technology (HKEX stock code: 01024) from September 2023 to April 2025; an independent director of Bloomage Biotechnology Corporation Limited (Shanghai Stock Exchange stock code: 688363) from March 2019 to April 2022; and an independent non-executive director of Agricultural Bank of China Limited (Shanghai Stock Exchange stock code: 601288 and HKEX stock code: 1288) from March 2015 to November 2021; and an independent director of Aixin Life Co., Ltd. since August 2017. Prof. Xiao accumulated corporate governance knowledge and experience through her academic research and the foregoing directorships.

Prof. Xiao received a bachelor's degree in mechanical engineering and a second bachelor's degree in business management from Tsinghua University in July 1994 and a master's degree in industrial foreign trade (accounting) from Tsinghua University in March 1997. Prof. Xiao obtained her doctorate degree in accounting from Tsinghua University in January 2004.

Mr. ZHAO Hongqiang (趙宏強), aged 49, has served as an independent director of our Company since July 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Mr. Zhao serves as an independent non-executive director of Gogox Holdings Limited (HKEX stock code: 2246) on August 2021. Gogox Holdings Limited has been listed on the Stock Exchange since June 2022. Mr. Zhao also currently serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018. Besides, Mr. Zhao serves as an independent non-executive director of YSB Inc. (HKEX stock code: 9885) since June 2023 and as an independent non-executive director of Beisen Holding Limited (HKEX stock code: 9669) since March 2023. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at the Public Company Accounting Oversight Board, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being manager audit. Mr. Zhao also served as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608), a leading big-data application platform in financial sector in China, from June 2018 to May 2023, where he is responsible for the overall compliance and risk management of the company. Mr. Zhao accumulated corporate governance and risk management knowledge and experience through his aforementioned positions and directorships at Bairong Inc., NetEase Lede Technology Co., Ltd. Beijing Branch and the Public Company Accounting Oversight Board of the SEC. Mr. Zhao received a bachelor's degree in accounting from Tsinghua University in July 1999 and a master's degree in accountancy from the George Washington University in May 2001.

DIRECTORS AND SENIOR MANAGEMENT

Mr. JIANG Zhenyu (姜震宇), aged 52, was appointed as an independent non-executive Director with effect from the Listing Date.

Mr. Jiang has more than 15 years of experience in financial management and legal practices. Mr. Jiang has served as the chief financial officer and a joint company secretary of Dida Inc. (HKEX stock code: 2559) since May 2020 and September 2020, respectively. At Dida Inc., Mr. Jiang is primarily responsible for finance, investments and capital market activities and risk management and internal control related matters. Prior to joining Dida Inc., Mr. Jiang served as the chief financial officer of Cheetah Mobile Inc., a company listed on the New York Stock Exchange (NYSE: CMCM), from April 2017 to January 2020, also responsible for risk management and internal control. Prior to that, Mr. Jiang founded and operated a startup tech company. From February 2014 to October 2015, Mr. Jiang served as the chief financial officer at 9F Inc., a company listed on Nasdaq (Nasdaq: JFU). From September 2008 to March 2014, he worked as an associate at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Jiang also served as an engineer at BorgWarner, Inc., a company listed on the New York Stock Exchange (NYSE: BWA) from January 2000 to July 2006. Mr. Jiang accumulated corporate governance knowledge and experience through his aforementioned senior management positions at Dida Inc., Cheetah Mobile Inc. and 9F Inc..

Mr. Jiang graduated from Tsinghua University with a bachelor's degree and a master's degree in automotive engineering in July 1995 and June 1998, respectively. He further obtained a master's degree from Pennsylvania State University in December 1999 and a juris doctor degree from Cornell Law School in May 2008. Mr. Jiang qualified as a registered attorney at law in the State of New York in January 2009 and was also recognized as a chartered financial analyst by CFA Institute in the USA in April 2013.

SENIOR MANAGEMENT

Our senior management team comprises Mr. LI Xiang, Mr. LI Tie and Mr. MA Donghui, who are each an executive Director of our Company, and Mr. XIE Yan. See "EXECUTIVE DIRECTORS" for biographies of Mr. LI Xiang, Mr. LI Tie and Mr. MA Donghui.

Mr. XIE Yan (謝炎), aged 47, has served as the Company's Chief Technology Officer since December 12, 2022. Previously, he served as the Company's senior vice president since July 18, 2022. Mr. Xie has extensive work experience in the technology sector. Prior to joining the Company, Mr. Xie served as a vice president of software engineering at the consumer business group and the head of the device OS department at Huawei Technologies for three years, chief architect of AliOS system, and a general manager at Alibaba Group Holding Limited (NYSE: BABA and HKEX stock code: 9988) for five years, and worked at Intel Corporation for six years.

Mr. Xie received a bachelor's degree in information electrical engineering from Zhejiang University in 2001 and a master's degree in computer engineering from the University of Delaware in 2003.

DIRECTORS AND SENIOR MANAGEMENT

JOINT COMPANY SECRETARIES

Mr. WANG Yang (王揚), is our joint company secretary. Mr. Wang joined our Group in July 2020 as the director of capital markets. Prior to joining our Group, Mr. Wang was a founding partner of Winning Capital (盈嘉資本) from January 2018 to July 2020. At Winning Capital, he oversaw all departments and was responsible for the fund raising, investment, management and exit activities of the fund. From June 2012 to December 2017, Mr. Wang worked at Noah China Holdings Group (諾亞中國控股集團) with his last position as the deputy general manager of the Shanghai wealth management center.

Mr. Wang received his master's degree in business administration in August 2010 from Northwood University.

Ms. LAU Yee Wa (劉綺華), is our joint company secretary. Ms. Lau is currently a Director of Corporate Services of Tricor Services Limited, a member of Vistra and a global professional services provider specializing in integrated business, corporate and investor services. Ms. Lau has over 20 years of experience in the corporate secretarial field and has been providing professional corporate services to Hong Kong listed companies as well as multinational, private and offshore companies. Ms. Lau is currently the company secretary or the joint company secretary of a few listed companies on the Hong Kong Stock Exchange. Ms. Lau is a Chartered Secretary, a Chartered Governance Professional and an Associate of both The Hong Kong Chartered Governance Institute (formerly known as "The Hong Kong Institute of Chartered Secretaries") and The Chartered Governance Institute. Ms. Lau obtained her Bachelor's Degree in Administrative Management from University of South Australia in April 2003.

CHANGES TO DIRECTORS' INFORMATION

Save as disclosed above, the Company is not aware of other changes in the Directors' information during the year ended December 31, 2025 and up to the Latest Practicable Date which are required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules.

CORPORATE GOVERNANCE

The Board is pleased to present the corporate governance report for the Company for the year ended December 31, 2025.

CORPORATE CULTURE

The Board is committed to achieve high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Group to safeguard the interests of Shareholders, enhance corporate value, formulate its business strategies and policies, and enhance its transparency and accountability. All Directors are committed to act with integrity, lead by example, and promote the desired culture. Such culture should instil and continually reinforce across the organisation values of acting lawfully, ethically and responsibly.

The Board is committed to maintaining and developing robust corporate governance practices that are intended to ensure:

•   satisfactory and sustainable returns to Shareholders;

•   that the interests of those who deal with the Company are safeguarded;

•   that overall business risk is understood and managed appropriately;

•   the delivery of high-quality products and services to the satisfaction of customers; and

•   that high standards of ethics are maintained.

The Group promotes its corporate culture in alignment with its core values and vision, which enables the Group to deliver its long-term strategies and create sustainable value for Shareholders and other stakeholders. The Group adopts a top-down approach in implementation and promotion of our corporate culture by providing continuous training to all staff within the Group. All staff are reminded to uphold their highest integrity during daily operations.

High corporate governance standards are being promoted across the Group and embedded in the daily operations of our various business segments. For instance, to incorporate one of our business objectives as to put user value first and strive to continue building products that exceed their needs, our management constantly collects customers' feedbacks through their interaction with our frontline sales representatives and market response towards our products. The results are consolidated, evaluated and communicated to our senior management to steer our investments budget and research and development focus in various aspects of our future products.

Employees are encouraged to raise their concern and provide feedback to the Company in relation to the incorporation of corporate culture into our daily operations during our training sessions. Senior management should collect and consolidate the staffs' responses and monitor the progress of implementing corporate culture and report to the Board periodically.

During the year ended December 31, 2025, the Board is satisfied with the progress of implementation of our desired corporate culture to daily operations.

CORPORATE GOVERNANCE

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

The Company has adopted the principles and code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules as the basis of the Company's corporate governance practices.

During the Reporting Period, we have complied with all of the applicable code provisions of the Corporate Governance Code set forth in Appendix C1 to the Listing Rules, save for the following.

Code provision C.2.1 of the Corporate Governance Code recommends, but does not require, that the roles of chairperson and chief executive officer should be separate and should not be performed by the same person. The Company deviates from this provision because Mr. Li performs both the roles of the chairperson of the Board and the chief executive officer of the Company. Mr. Li is our founder and has extensive experience in our business operations and management. Our Board believes that vesting the roles of both chairperson and chief executive officer to Mr. Li has the benefit of ensuring consistent leadership within our Company and enables more effective and efficient overall strategic planning. This structure will enable our Company to make and implement decisions promptly and effectively.

Our Board considers that the balance of power and authority will not be impaired due to this arrangement. In addition, all major decisions are made in consultation with members of the Board, including the relevant Board committees, and three independent non-executive Directors. Our Board will reassess the division of the roles of chairperson and the chief executive officer from time to time, and may recommend dividing the two roles between different people in the future, taking into account our circumstances as a whole. The Company will continue to regularly review and monitor its corporate governance practices to ensure compliance with the Corporate Governance Code, and maintain a high standard of corporate governance practices of the Company.

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Class A Ordinary Shares of the Company were listed on the Stock Exchange on August 12, 2021, since which time the Model Code has been applicable to the Company.

The Company has adopted the Management Trading of Securities Policy (the "**Code**"), with terms no less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix C3 to the Listing Rules as its own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Code.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Code during the Reporting Period.

BOARD OF DIRECTORS

The Company is headed by an effective Board which assumes responsibility for its leadership and control and be collectively responsible for promoting the Company's success by directing and supervising the Company's affairs. Directors take decisions objectively in the best interests of the Company.

CORPORATE GOVERNANCE

The Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business and regularly reviews the contribution required from a Director to perform his responsibilities to the Company and whether the Director is spending sufficient time performing them that are commensurate with their role and the Board responsibilities. The Board includes a balance composition of executive Directors and non-executive Directors (including independent non-executive Directors) so that there is a strong independent element on the Board, which can effectively exercise independent judgement.

BOARD COMPOSITION

The Board currently comprises eight members consisting of three executive Directors, two non-executive Directors and three independent non-executive Directors.

During the year ended December 31, 2025 and up to the Latest Practicable Date, the composition of the Board comprised the following Directors:

Executive Directors
Mr. LI Xiang *(Chairman and chief executive officer, member of Compensation Committee)*
Mr. LI Tie *(Chief financial officer)*
Mr. MA Donghui *(President)*

Non-executive Directors
Mr. WANG Xing
Mr. FAN Zheng

Independent non-executive Directors
Prof. XIAO Xing *(Chairperson of Audit Committee, member of Nominating and Corporate Governance Committee)*
Mr. ZHAO Hongqiang *(Chairperson of Compensation Committee, member of Audit Committee and Nominating and Corporate Governance Committee)*
Mr. JIANG Zhenyu *(Chairperson of Nominating and Corporate Governance Committee, member of Audit Committee and Compensation Committee)*

The biographical information of the Directors is disclosed under "DIRECTORS AND SENIOR MANAGEMENT" on pages 32 to 36 of this annual report.

There are no material/relevant relationships (including financial, business, family) between members of the Board.

CORPORATE GOVERNANCE

BOARD MEETINGS AND COMMITTEE MEETINGS

Code provision C.5.1 of the Corporate Governance Code stipulates that the board should meet regularly and board meetings should be held at least four times a year at approximately quarterly intervals. The Board meeting will involve active participation of a majority of Directors, either in person or through electronic means of communication. Schedules for regular Board meetings are normally agreed with Directors in advance to facilitate their attendance. At least 14 days' notice for all regular Board meetings will be given to all Directors and all Directors are given the opportunity to include items or businesses for discussion in the agenda. For all other Board meetings, reasonable notice will be given. Relevant agenda and accompanying meeting papers will be sent to all Directors in a timely manner and at least three days in advance of every regular Board meeting.

During the year ended December 31, 2025, the Board held 5 meetings. An annual general meeting and 8 committee meetings were held. The forthcoming annual general meeting of the Company is expected to be held no later than June 30, 2026.

A summary of the attendance record of the Directors at Board meetings, committee meetings and the general meetings of the Company held during the Reporting Period is set out in the following table below:

| | Number of meeting(s) attended/Number of meeting(s) held | | | | |
| | | | | | Nominating and Corporate Governance |
Director	General meeting	Board meeting	Audit Committee meeting	Compensation Committee meeting	Committee meeting
LI Xiang	1/1	5/5	N/A	2/2	N/A
LI Tie	1/1	5/5	N/A	N/A	N/A
MA Donghui	0/1	5/5	N/A	N/A	N/A
WANG Xing	0/1	5/5	N/A	N/A	N/A
FAN Zheng	0/1	5/5	N/A	N/A	N/A
XIAO Xing	1/1	5/5	4/4	N/A	2/2
ZHAO Hongqiang	1/1	5/5	4/4	2/2	2/2
JIANG Zhenyu	1/1	5/5	4/4	2/2	2/2

Apart from regular Board meetings, the Chairman of the Board also held meetings with the independent non-executive Directors without the presence of other Directors during the Reporting Period.

CORPORATE GOVERNANCE

BOARD INDEPENDENCE EVALUATION

The Company has adopted the Policy on Obtaining Independent Views and Input to ensure independent views and inputs are available to the Board. The Board, Board committees or individual Directors may seek such external independent professional advice, views and input as considered necessary in addition to those from the independent Directors, to fulfil their responsibilities and in exercising independent judgement when making decisions in furtherance of their Directors' duties at the Company's expense according to such policy. The implementation and effectiveness mechanism to ensure independent views and inputs are available to the Board is reviewed annually. The Board ensures the appointment of at least three independent non-executive Directors and at least one-third of its members being independent non-executive Directors. Further, independent non-executive Directors will be appointed to Board committees as required under the Listing Rules and as far as practicable to ensure independent views and input are available. The Nominating and Corporate Governance Committee strictly adheres to the independence assessment criteria as set out in the Listing Rules with regard to the nomination and appointment of independent non-executive Directors, and is mandated to assess annually the independence of independent non-executive Directors to ensure that they can continually exercise independent judgement.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The Company has received from each of the independent non-executive Directors an annual confirmation of independence pursuant to Rule 3.13 of the Listing Rules and considers each of the independent non-executive Directors to be independent.

During the Reporting Period, the Board had at all times met the requirements of the Listing Rules relating to the appointment of at least three independent non-executive Directors, representing one-third of the Board with one of whom possessing appropriate professional qualifications or accounting or related financial management expertise.

APPOINTMENT AND RE-ELECTION OF DIRECTORS

Code provision B.2.2 of the Corporate Governance Code states that every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

At each annual general meeting, the independent non-executive Directors for the time being shall retire from office by rotation provided that every independent non-executive Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring independent non-executive Director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a meeting of the Shareholders or reappointment by the Board.

The services contracts and terms of appointment of the Directors are disclosed in the section headed "DIRECTORS' SERVICE CONTRACTS" on pages 29 of this annual report.

CORPORATE GOVERNANCE

RESPONSIBILITIES, ACCOUNTABILITIES AND CONTRIBUTIONS OF THE BOARD AND MANAGEMENT

The Board is the primary decision-making body of the Company and is responsible for overseeing the Group's businesses, strategic decisions and performance and is collectively responsible for promoting the success of the Company by directing and supervising its affairs. The Board makes decisions objectively in the interests of the Company. All Directors, including independent non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. In particular, the role of an independent non-executive director of a listed issuer with a WVR structure include but is not limited to the functions described in code provisions C.1.2, C.1.6 and C.1.7 in Part 2 of Appendix C1 to the Listing Rules. The Group's senior management is responsible for the day-to-day management of the Group's business and is responsible for overseeing the general operation, business development, finance, marketing, and operations.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and coordinating the daily operation and management of the Company are delegated to the management.

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company's expenses for discharging their duties to the Company.

The Directors shall disclose to the Company details of other offices held by them.

BOARD COMMITTEES

The Board has established three committees, namely, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, for overseeing particular aspects of the Company's affairs. Each of these committees is established with defined written terms of reference (the charter). The terms of reference (the charter) of the Board committees are available on the websites of the Company and the Stock Exchange.

Audit Committee

The Company has established an Audit Committee in compliance with Rule 3.21 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Audit Committee are to review and supervise the financial reporting process and the risk management and internal control systems of the Group, review and approve connected transactions and provide advice and comments to the Board.

The Audit Committee comprises three independent non-executive Directors, being Prof. XIAO Xing, Mr. ZHAO Hongqiang, and Mr. JIANG Zhenyu, with Prof. XIAO Xing as the chairperson of the Audit Committee.

CORPORATE GOVERNANCE

During the Reporting Period, the Audit Committee met for 4 times. The Audit Committee has reviewed the 2025 interim report, quarterly result announcements for the fourth quarter and full year ended December 31, 2024, first quarter ended March 31, 2025 and the third quarter ended September 30, 2025, and has met with the independent Auditor without the presence of the executive Directors. The Audit Committee has also discussed matters with respect to the accounting policies and practices adopted by the Company and internal control and financial reporting matters with senior management members of the Company.

The consolidated financial statements of the Group for the Reporting Period, including the unaudited annual consolidated results of the Group for the Reporting Period, have been reviewed by the Audit Committee. In addition, the consolidated financial statements of the Group have been audited by the independent Auditor.

Compensation Committee

The Company has established a Compensation Committee in compliance with Rule 3.25 of the Listing Rules and the Corporate Governance Code.

The primary duties of the Compensation Committee are to review the performance of our Directors and review and make recommendations to the Board with respect to Directors' compensation and their service contracts, evaluate the performance of our chief executive officer and chief financial officer and review and make recommendations to the Board regarding the terms of their compensation, review and approve the compensation and employee benefit plans of our other executive officers and senior management, and to review and/or approve matters relating to share schemes under Chapter 17 of the Listing Rules and make relevant disclosures in the Company's corporate governance report on the material matters reviewed and/or approved.

The Compensation Committee comprises three Directors, being our executive Director Mr. LI Xiang, and our independent non-executive Directors Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Mr. ZHAO as the chairperson of the Compensation Committee.

The Compensation Committee met for 2 times during the year to review and make recommendation to the Board on the terms of the Directors' compensation and the compensation of the executive officers and senior management.

The Company's compensation policy is to ensure that the compensation offered to employees, including Directors and senior management, is based on skill, knowledge, responsibilities and involvement in the Company's affairs. The compensation packages of executive Directors are also determined with reference to the Company's performance and profitability, the prevailing market conditions and the performance or contribution of each executive Director. The compensation policy for non-executive Directors and independent non-executive Directors is to ensure that non-executive Directors and independent non-executive Directors are adequately compensated for their efforts and time dedicated to the Company's affairs, including their participation in Board committees. The compensation for the non-executive Directors and independent non-executive Directors mainly comprises Director's fee which is determined with reference to their duties and responsibilities by the Board. Individual Directors and senior management have not been involved in deciding their own compensation.

During the Reporting Period, the Company granted 200,000 RSUs to our executive Director Mr. Ma Donghui with a vesting period of less than 12 months. The Compensation Committee considered a vesting period of less than 12 months to be appropriate and such arrangement aligning with the purpose of the 2019 Plan on June 15, 2025. For further details, please refer to the announcement of the Company dated June 15, 2025.

CORPORATE GOVERNANCE

Nominating and Corporate Governance Committee

The Company has established a Nominating and Corporate Governance Committee in compliance with the Corporate Governance Code and Rules 3.27A, 8A.27, 8A.28 and 8A.30 of the Listing Rules.

The primary duties of the Nominating and Corporate Governance Committee are, among other things, in respect of its nomination functions, to review at least annually with the Board the structure, size and composition of the Board as a whole, to assist the Board in maintaining a board skills matrix, and to recommend, if necessary, measures to be taken so that the Board reflects the appropriate balance of independence, knowledge, experience, skills, expertise and diversity required for the Board as a whole and contains at least the minimum number of independent directors required by the Nasdaq and the Stock Exchange, and to make recommendations on any proposed changes to the Board to complement the Company's corporate strategy, to assess the independence of independent non-executive directors to develop and recommend to the Board criteria for board and committee membership, recommend to the Board the persons to be nominated for election as Directors and to each of the Board's committees, develop and recommend to the Board a set of corporate governance guidelines, and support the Company's regular evaluation of the Board's performance; and in respect of its corporate governance functions, to ensure that the Company is operated and managed for the benefit of all shareholders and to ensure the Company's compliance with the Listing Rules and safeguards relating to the weighted voting rights structures of the Company.

The Nominating and Corporate Governance Committee comprises three independent non-executive Directors, namely Prof. XIAO Xing, Mr. ZHAO Hongqiang and Mr. JIANG Zhenyu, with Mr. JIANG as the chairperson of the Nominating and Corporate Governance Committee.

The Nominating and Corporate Governance Committee is required to confirm to the Board it is of the view that the Company has adopted sufficient corporate governance measures to manage the potential conflict of interest between the Group and the beneficiaries of weighted voting rights in order to ensure that the operations and management of the Company are in the interests of the Shareholders as a whole indiscriminately.

The Nominating and Corporate Governance Committee is required to review the compensation and terms of engagement of the Compliance Advisor, and to confirm to the Board that it is not aware of any factors that would require it to recommend either the removal of the current Compliance Advisor or the appointment of a new compliance advisor.

The Nominating and Corporate Governance Committee held 2 meetings during the Reporting Period and reviewed the following matters:

(a)   the training and continuous professional development of Directors and senior management;

(b)   the code of conduct applicable to employees and Directors;

(c)   the Company's compliance with the Corporate Governance Code and disclosure in this corporate governance report;

(d)   the Conflict of Interest Declaration Policy of the Company and any potential conflict of interest between the Company and the WVR beneficiary;

(e)   all risks related to the Company's WVR structure, including connected transactions between the Company and its subsidiaries or Consolidated Affiliated Entity on the one hand and any WVR beneficiary;

CORPORATE GOVERNANCE

(f)   written confirmation provided by the WVR beneficiary that he has completed with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules throughout the Listing Date to end of the Reporting Period;

(g)   effective and on-going communication between the Company and the Shareholders, particularly with regards to the requirements of Rule 8A.35 of the Listing Rules;

(h)   the Company's various policies and practices on corporate governance;

(i)   the Company's policies and practices on compliance with legal and regulatory requirements; and

(j)   the matters covered in Rule 8A.30 of the Listing Rules.

The Nominating and Corporate Governance Committee has confirmed that (i) the WVR beneficiary has been a member of the Board throughout the Reporting Period; (ii) no matter under Rules 8A.17 and 8A.30(4)-(6) of the Listing Rules has occurred during the Reporting Period; and (iii) the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Listing Rules during the Reporting Period.

BOARD DIVERSITY POLICY

Our Company adopted a board diversity policy on January 27, 2021 which sets out the approach to achieve diversity of the Board. Our Company recognises and embraces the benefits of having a diverse Board and sees increasing diversity at the Board level, including gender diversity, as an essential element in maintaining the Company's competitive advantage and enhancing its ability to attract, retain and motivate employees from the widest possible pool of available talent.

Pursuant to the board diversity policy, the Nominating and Corporate Governance Committee shall regularly review the structure, size and composition of the Board and where appropriate, make recommendations on changes to the Board to complement the Company's corporate strategy and to ensure that the Board maintains a balanced diverse profile. In relation to reviewing and assessing suitable candidates to serve as a director of the Company, the Nominating and Corporate Governance Committee is committed to diversity at all levels and considers a number of aspects, including but not limited to gender, age, cultural and educational background, professional qualifications, skills, knowledge, and industry experience. Pursuant to the board diversity policy, the Nominating and Corporate Governance Committee discusses periodically and when necessary, agrees on the measurable objectives for achieving diversity, including gender diversity, on the Board and recommends them to the Board for formal adoption.

The Company aims to maintain an appropriate balance of diversity perspectives that are relevant to the Company's business growth and is also committed to ensuring that recruitment and selection practices at all levels (from the Board downwards) are appropriately structured so that a diverse range of candidates are considered.

CORPORATE GOVERNANCE

As of the Latest Practicable Date, the Company had a total of eight Directors. There is a diverse mix of educational background and professional experience. In terms of gender diversity of the Board, the Company targets to maintain at least the current level of female representation in its Board (i.e. one member of female Director) and will continue to seek opportunities to increase the proportion of female members of the Board over time as and when suitable candidates are identified. The Board currently has one female Director and as such has achieved gender diversity in respect of the Board. The Board will consider setting measurable objectives to implement the board diversity policy and review such objectives from time to time to ensure their appropriateness and ascertain the progress made towards achieving those objectives. In addition, the Company will continue to ensure that there is gender diversity when recruiting staff at mid to senior management level so that there will be a pipeline of female senior management and potential successors to the Board in due course. The Group will also continue to emphasize training of female talent and provide long-term development opportunities for female staff.

The Nominating and Corporate Governance Committee will review the board diversity policy, as appropriate, to ensure its effectiveness.

The Nominating and Corporate Governance Committee reviews the board diversity policy on an annual basis. As of December 31, 2025, the Nominating and Corporate Governance Committee had reviewed the board diversity policy and considers that, appropriate balance has been stricken among the Board members in terms of skills, experience and perspectives.

GENDER DIVERSITY

The Company values gender diversity across all levels of the Group. The following table sets out the gender ratio in the workforce of the Group, including the Board and senior management as at the date of this annual report:

	Female	**Male**
Board	12.5% (1)	87.5% (7)
Senior management[1]	0% (0)	100% (4)
Other employees	17.6% (5,399)	82.4% (25,325)
Overall workforce	17.6% (5,399)	82.4% (25,329)

Note:

(1)   Includes three members of the Board.

The Company considers the current gender ratio in the workforce to be appropriate and will continue to ensure that recruitment and selection practices at all levels are appropriately structured so that a diverse range of candidates are considered and gender diversity across the workforce is maintained.

Details on the gender ratio of the Group together with relevant data can be found on pages 87 and 88 of our Environmental, Social and Governance Report.

CORPORATE GOVERNANCE

DIVIDEND POLICY

The Company adopted a dividend policy on July 27, 2021, which outlines the principles and guidelines that the Company intends to apply in relation to the declaration, payment and distribution of dividends to the Shareholders. Depending on the financial conditions of the Company and the Group and the conditions and factors as set out in the Dividend Policy, (i) the Board has absolute discretion on whether to distribute dividends, and (ii) the Shareholders may by ordinary resolution declare dividends, but no dividend may be declared in excess of the amount recommended by the Board.

The Company does not have a fixed dividend payout ratio. The Company currently intends to retain most, if not all, of the available funds and any future earnings to operate and expand its business.

DIRECTOR NOMINATION POLICY

The Company adopted a nomination policy for nomination of directors (the "**Director Nomination Policy**") on February 25, 2021. Such policy ensures that the Board has a balance of skills, experience and diversity of perspectives appropriate to the requirements of the Company's business.

The Board has delegated its responsibilities and authority for selection and appointment of Directors to the Nominating and Corporate Governance Committee.

According to the Director Nomination Policy:

(i)   the ultimate responsibility for selection and appointment of Directors rests with the entire Board;

(ii)   the Nominating and Corporate Governance Committee shall identify, consider and recommend suitable individuals to the Board to consider and to make recommendations to the Shareholders for election of Directors at a general meeting either to fill a casual vacancy or as an addition to the Board;

(iii)   in assessing the suitability and the potential contribution to the Board of a proposed candidate, the Nominating and Corporate Governance Committee would reference, among others, the candidates' reputation for integrity, professional qualifications and skills, accomplishment and experience in the private education sector, commitment in respect of available time and relevant interest, independence of proposed independent non-executive Directors; and diversity in all aspects; and

(iv)   the Nominating and Corporate Governance Committee shall make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors.

CORPORATE GOVERNANCE

The Director Nomination Policy sets out the non-exhaustive factors for assessing the suitability and the potential contribution to the Board of a proposed candidate, including but not limited to the following:

• Character and integrity;

• Qualifications including professional qualifications, skills, knowledge and experience that are relevant to the Company's business and corporate strategy;

• Any measurable objectives adopted for achieving diversity on the Board;

• Requirement for the Board to have independent directors in accordance with the Listing Rules and whether the candidate would be considered independent with reference to the independence guidelines set out in the Listing Rules;

• Any potential contributions the candidate can bring to the Board in terms of qualifications, skills, experience, independence and gender diversity;

• Willingness and ability to devote adequate time to discharge duties as a member of the Board and/or Board committee(s) of the Company;

• Other perspectives that are appropriate to the Company's business and succession plan and where applicable, may be adopted and/or amended by the Board and/or the Nominating and Corporate Governance Committee from time to time for nomination of directors and succession planning.

During the year ended December 31, 2025, there was no change in the composition of the Board, save for the changes disclosed under the section headed "CHANGES TO DIRECTORS' INFORMATION" of this annual report.

The Nominating and Corporate Governance Committee will review the Director Nomination Policy, from time to time and as appropriate, to ensure its effectiveness.

CONTINUOUS PROFESSIONAL DEVELOPMENT OF DIRECTORS

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

Every newly appointed Director should receive formal, comprehensive and tailored induction on the first occasion of his/her appointment to ensure appropriate understanding of the business and operations of the Company and full awareness of Director's responsibilities and obligations under the Listing Rules and relevant statutory requirements.

Directors should participate in continuous professional development to develop and refresh their knowledge and skills. Internally-facilitated briefings for the Directors would be arranged and reading material on relevant topics would be provided to the Directors where appropriate. All Directors are encouraged to attend relevant training courses at the Company's expenses.

CORPORATE GOVERNANCE

During the year ended December 31, 2025, the key methods of attaining continuous professional development by each of the Directors are recognised as follows:

Director	Attended training session	Reading materials
LI Xiang	✓	✓
LI Tie	✓	✓
MA Donghui	✓	✓
WANG Xing	✓	✓
FAN Zheng	✓	✓
XIAO Xing	✓	✓
ZHAO Hongqiang	✓	✓
JIANG Zhenyu	✓	✓

DIRECTORS' RESPONSIBILITY IN RESPECT OF THE FINANCIAL STATEMENTS

The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2025. The Directors are not aware of any material uncertainties relating to events or conditions that may cast substantial doubt on the Company's ability to continue as a going concern.

The statement of the independent Auditor about their reporting responsibilities on the financial statements is set out in the Independent Auditor's Report on pages 71 to 74 of this annual report.

RISK MANAGEMENT AND INTERNAL CONTROL

The Board acknowledges that it is responsible for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board is responsible for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company's strategic objectives, and ensuring that the Company establishes and maintains appropriate and effective risk management and internal control systems. The Board oversees risk management functions directly and also through the Audit Committee and the senior management.

The senior management is responsible for the overall implementation of risk management and internal control plans and policies determined by the Board and managing the risks in connection with all of the Company's business operations. The senior management identifies, accesses and takes measures against any significant risks that the Company is facing, and reviews the risk assessment report on a regular basis and reports to the Board on a regular basis.

The Audit Committee assists the Board in leading the management and monitoring and overseeing the risk management and internal control systems through the internal audit department, and reporting and making recommendations to the Board where appropriate.

CORPORATE GOVERNANCE

The Board, supported by the Audit Committee and management, reviewed the management reports and the internal audit reports. For the Reporting Period, the Board considered the risk management (including ESG risks) and internal control systems of the Company effective and adequate. The annual review also covered the financial reporting, internal audit function, adequacy of resources, staff qualifications and experiences, as well as the adequacy of training programmes and budget of the Company's accounting, internal audit and financial reporting functions.

The Board is responsible for the handling and dissemination of inside information. In order to ensure the market and stakeholders are timely and fully informed about the material developments in the Company's business, the Board has adopted the inside information disclosure policy regarding the procedures of proper information disclosure. As such, the inside information will not be passed on to any external party.

The Company's risk management and internal control systems have been developed with the following principles, features and processes:

The Company has established an organizational structure for risk management with a clear division of rights and responsibilities. The Board assumes the highest decision-making power over the establishment and implementation of the risk management system and the formulation of the overall objective of risk management. The Audit Committee is responsible for reviewing the establishment and implementation of the Company's risk management system. The supervision and management working group under the Audit Committee is responsible for overseeing the implementation of the Company's annual risk management planning, and the identification of and prioritized response to major risks. The legal and risk management department takes charge of coordinating with the relevant business departments to take risk prevention measures.

The Company has established a risk response and management structure featuring "three lines of defense" to fully ensure the execution of risk management agendas:

•   **The first line of defense:** Business departments ranging from R&D, procurement, production, and manufacturing to sales and user services are mainly responsible for risk control of related business, performing specific tasks related to risk management, participating in the annual risk evaluation of the Company, and regularly reporting the risk management to the supervision and management working group.

•   **The second line of defense:** The internal control team are mainly responsible for coordinating the establishment of the risk management system, addressing corporate-level major risk, streamlining internal system and process by establishing an internal control system to control risks, organizing, coordinating and promoting the establishment of the compliance management system, and conducting the compliance review of material matters.

•   **The third line of defense:** The internal audit and supervision team are mainly responsible for independently supervising the effectiveness of risk management across the departments and business segments of the Company, timely investigating and handling illegal acts of employees.

In 2025, the Company carried out the enterprise risk management (ERM) program, revised the Li Auto Inc. Internal Control System, and optimized the risk management and internal control system covering three aspects of risk identification, risk evaluation and risk response. Meanwhile, we conducted an annual audit plan for the risk management and internal control system to ensure the effectiveness of the system.

CORPORATE GOVERNANCE

As of the end of the Reporting Period, the Company has formed a list of risks, which consists of strategy risk, compliance risk, operational risk, financial risk and corruption risk. Concurrently, we have incorporated a number of ESG risks into the overall risk management system of the Company, including product quality, information security, occupational health and safety, and climate change risks, to implement unified management and improve the capability to address ESG risks.

We continuously conduct risk management training programs for all employees, including popularizing risk management philosophy and methods, and sharing typical cases of risk incident, to enhance employees' sensitivity to risk and participation in addressing risk.

The Company has adopted whistleblowing policy and related arrangements to facilitate employees and other stakeholders to raise concerns, in confidence, about possible improprieties in financial reporting, internal control or other matters. The Audit Committee shall review such arrangement regularly and ensure that proper arrangements are in place for fair and independent investigation of these matters and for appropriate follow-up action.

The Company has also adopted anti-corruption policy. Honesty and fairness are important assets of the Group's business. The Group endeavours to maintain a high level of the ethical corporate culture. The Group sends anti-corruption training rules and relevant documents to all employees from time to time, hoping to ensure that all employees comply with the Company's rules in daily operations by developing a sound risk management code and internal control code and providing integrity training.

JOINT COMPANY SECRETARIES

Mr. Wang Yang and Ms. Lau Yee Wa are the Company's joint company secretaries. Ms. Lau Yee Wa is currently a Director of Corporate Services of Tricor Services Limited, a member of Vistra and a global professional services provider specializing in integrated business, corporate and investor services.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters. Mr. Wang Yang, a joint company secretary of the Company, has been designated as the primary contact person at the Company who would work and communicate with Ms. Lau, also a joint company secretary of the Company on the Company's corporate governance and secretarial and administrative matters.

For the Reporting Period, each of Ms. Lau and Mr. Wang has undertaken not less than 15 hours of relevant professional training respectively in compliance with Rule 3.29 of the Listing Rules.

AUDITOR'S SCOPE OF WORK

The Auditor's statement in respect of their reporting responsibilities is set out in the "INDEPENDENT AUDITOR'S REPORT" of this annual report.

AUDITOR'S REMUNERATION

A breakdown of the remuneration in respect of professional services provided by the Auditor to the Company for the year ended December 31, 2025 is set out below.

CORPORATE GOVERNANCE

Service category	Fees (RMB'000)
Audit Fees	13,000
Audit-Related Fees	–
Tax Fees	215
All Other Fees	9

(1)   "Audit Fees" represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant for the audit of our annual financial statements and the review of quarterly financial information.

(2)   "Audit-Related Fees" represent the fees billed or to be billed for professional services rendered by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under "Audit Fees".

(3)   "Tax Fees" represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant for tax compliance, tax advice and tax planning.

(4)   "All Other Fees" represent the aggregate fees billed or to be billed for professional services rendered by our principal accountant other than services reported under "Audit fees", "Audit-Related Fees" and "Tax Fees".

SHAREHOLDERS' RIGHTS

To safeguard Shareholders' interests and rights, a separate resolution is proposed for each substantially separate issue at general meetings, including the election of individual Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Listing Rules and poll results will be posted on the websites of the Company and of the Stock Exchange after each general meeting.

CONVENING AN EXTRAORDINARY GENERAL MEETING AND PUTTING FORWARD PROPOSALS BY SHAREHOLDERS

Shareholders may put forward proposals for consideration at a general meeting of the Company according to the Articles of Association. Pursuant to Article 68 of the Articles of Association, extraordinary general meetings shall be convened on the written requisition of any one or more members holding together, as of the date of deposit of the requisition, shares representing not less than one-tenth of the voting rights of the Company on a one vote per share basis, which carry the right of voting at general meetings of the Company. The written requisition shall be deposited at the registered office of the Company, specifying the objects of the meeting and the resolutions to be added to the meeting agenda and signed by the requisitionists. If the Directors do not within 21 calendar days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 calendar days, the requisitionists or any of them representing more than one-tenth of the voting rights of the Company, on a one vote per share basis, which carry the right to vote at general meetings, may themselves convene a general meeting in the same manner, as nearly as possible, as that in which meetings may be convened by the Directors provided that any meeting so convened shall not be held after the expiration of three months after the expiration of the said 21 calendar days.

PROCEDURE FOR SHAREHOLDERS TO PROPOSE A PERSON FOR ELECTION AS A DIRECTOR

Shareholders may propose a person for election as a director, the procedures for which are available on the Company's website.

CORPORATE GOVERNANCE

PUTTING FORWARD ENQUIRIES TO THE BOARD

For putting forward any enquiries to the Board, Shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

CONTACT DETAILS

Shareholders may send their enquiries or requests as mentioned above to the following for the attention of the Joint Company Secretaries:

Address: 11 Wenliang Street, Shunyi District, Beijing 101399, the PRC

Telephone: 010-87427209

Email: ir@lixiang.com

For the avoidance of doubt, Shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. The information of the Shareholder(s) may be disclosed as required by law.

COMMUNICATION WITH SHAREHOLDERS AND INVESTOR RELATIONS

The Company considers effective communication with Shareholders is essential for enhancing investor relations and investor understanding of the Group's business performance and strategies. The Company endeavors to maintain an on-going dialogue with Shareholders and in particular, through annual general meetings and other general meetings. At annual general meetings, Directors (or their delegates as appropriate) are available to meet Shareholders and answer their enquiries.

The Board adopted a shareholders' communication policy on July 27, 2021 with reference to Corporate Governance Code.

The Company discloses information and publishes periodic reports and announcements to the public in accordance with the Listing Rules, the relevant laws and regulations. The primary focus of the Company is to ensure information disclosure is timely, fair, accurate, truthful and complete, thereby enabling Shareholders, investors as well as the public to make rational and informed decisions.

Shareholders' Communication Policy
The Company has in place a shareholders' communication policy, which sets out the Board's approach to provide Shareholders and other stakeholders (including potential investors) with balanced and understandable information about the Company. The Board reviewed the implementation and effectiveness of the shareholders' communication policy during the Reporting Period and the results were satisfactory, having considered that the communication channels in place provided the Shareholders and investment community with information about the latest development of the Group in a timely manner, and the Company has established a range of communication channels between itself and its Shareholders, investors and other stakeholders to allow the Company to receive feedback effectively.

Pursuant to the shareholders' communication policy, the Company has established a number of channels for maintaining an on-going dialogue with its Shareholders as follows:

CORPORATE GOVERNANCE

(a) **Corporate Communication**

"Corporate Communication" as defined under the Listing Rules refers to any document issued or to be issued by the Company for the information or action of holders of any of its securities, including but not limited to the following documents of the Company: (a) the Directors' report, annual accounts together with a copy of the auditor's report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form. The Corporate Communication of the Company will be published on the Stock Exchange's website (www.hkex.com.hk) in a timely manner as required by the Listing Rules. Corporate Communication will be provided to Shareholders and non-registered holders of the Company's securities in both English and Chinese versions or where permitted, in a single language, in a timely manner as required by the Listing Rules.

(b) **Announcements and Other Documents pursuant to the Listing Rules**

The Company shall publish announcements (on inside information, corporate actions and transactions etc.) and other documents (e.g. Memorandum and Articles of Association) on the Stock Exchange's website in a timely manner in accordance with the Listing Rules.

(c) **Corporate Website**

Any information or documents of the Company posted on the Stock Exchange's website will also be published on the Company's website (https://ir.lixiang.com/).

(d) **Shareholders' Meetings**

The annual general meeting and other general meetings of the Company are the primary forum for communication between the Company and its Shareholders. The Company shall provide Shareholders with relevant information on the resolutions(s) proposed at a general meeting in a timely manner in accordance with the Listing Rules. The information provided shall be reasonably necessary to enable Shareholders to make an informed decision on the proposed resolution(s). Shareholders are encouraged to participate in general meetings or to appoint proxies to attend and vote at the meetings for and on their behalf if they are unable to attend the meetings. Where appropriate or required, the Chairman of the Board and other Board members, the chairmen of board committees or their delegates, and the external auditors should attend general meetings of the Company to answer Shareholders' questions (if any).

(e) **Shareholders' Enquiries**

Enquiries about shareholdings

Shareholders should direct their enquiries about their shareholdings to the Company's Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited, at www.computershare.com/hk/contact or calling its hotline at +852 2862 8555, or going in person to its address at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

Enquiries about Corporate Governance or Other Matters to be put to the Board and the Company

The Company will not normally deal with verbal or anonymous enquiries. Shareholders may send written enquiries to the Company, for the attention of the Board by mail to 11 Wenliang Street, Shunyi District, Beijing 101399, the PRC.

SIGNIFICANT CHANGES TO CONSTITUTIONAL DOCUMENTS

During the year ended December 31, 2025, there was no significant change in the memorandum and articles of association of the Company.

OTHER INFORMATION

DIRECTORS' AND CHIEF EXECUTIVES' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES AND DEBENTURES OF THE COMPANY OR ANY OF ITS ASSOCIATED CORPORATIONS

As at December 31, 2025, the interests and short positions of the Directors and chief executives of the Company in the Shares, underlying Shares and debentures of the Company or its associated corporations within the meaning of Part XV of the SFO, which were required (a) to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or (b) to be recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO; or (c) as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

Name	Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[1]
Mr. LI	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 Class A Ordinary Shares[2]	6.08%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	355,812,080 Class B Ordinary Shares[2]	100.00%
Mr. LI Tie	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	14,373,299 Class A Ordinary Shares[3]	0.81%
	Beneficial interest	10,000,000 Class A Ordinary Shares[4]	0.56%
	Beneficial interest	400,000 Class A Ordinary Shares[4]	0.02%
Mr. MA Donghui	Beneficial interest	9,000,000 Class A Ordinary Shares[5]	0.50%
	Beneficial interest	407,680 Class A Ordinary Shares[5]	0.02%
Mr. WANG Xing	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	109,803,276 Class A Ordinary Shares[6]	6.15%
	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	258,171,601 Class A Ordinary Shares[7]	14.46%
Mr. FAN Zheng	Interest in a controlled corporation/founder of a discretionary trust/beneficiary of a trust	83,078,960 Class A Ordinary Shares[8]	4.65%

OTHER INFORMATION

Notes:

(1)   As at December 31, 2025, the Company had issued 2,140,882,268 shares in total, comprising 1,785,070,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. The above calculation is based on the total number of relevant class of Shares in issue as of December 31, 2025.

(2)   The 355,812,080 Class B Ordinary Shares and the 108,557,400 CEO Award Shares (which are Class A Ordinary Shares with one vote per Share) are held by Amp Lee Ltd., a company incorporated in the British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor) for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

(3)   This includes 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited. Sea Wave Overseas Limited is a company incorporated in the British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. LI Tie (as the settlor) for the benefit of Mr. LI Tie and his family. As such, Mr. LI Tie is deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

(4)   Represents Mr. LI Tie's entitlement to receive up to 10,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans and 400,000 RSUs granted to him under the Share Incentive Plans, subject to the conditions (including vesting conditions) of those options and RSUs.

(5)   Represents Mr. MA Donghui's entitlement to receive up to 9,000,000 Class A Ordinary Shares pursuant to the exercise of options granted to him under the Share Incentive Plans. Mr. MA Donghui is also interested in 407,680 Class A Ordinary Shares.

(6)   This includes 109,803,276 Class A Ordinary Shares held by Zijin Global Inc.. Zijin Global Inc. is a company incorporated in British Virgin Islands which is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor) for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc..

(7)   This includes 258,171,601 Class A Ordinary Shares held by Inspired Elite Investments Limited, a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). Mr. WANG Xing is a director and the controlling shareholder of Meituan. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(8)   This includes 83,078,960 Class A Ordinary Shares held by Rainbow Six Limited. Rainbow Six Limited is a company incorporated in British Virgin Islands and is wholly owned by Star Features Developments Limited. The entire interest in Star Features Developments Limited is held by a trust that was established by Mr. FAN Zheng (as the settlor) for the benefit of Mr. FAN Zheng and his family. As such, Mr. FAN Zheng is deemed to be interested in the Class A Ordinary Shares held by Rainbow Six Limited.

Save as disclosed above, as at December 31, 2025, so far as is known to any Director or the chief executive of the Company, none of the Directors nor the chief executives of the Company had any interests or short positions in the Shares, underlying Shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which (a) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (b) were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange.

OTHER INFORMATION

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

As at December 31, 2025, the following persons (other than the Directors and chief executives whose interests have been disclosed in this annual report), had an interest or short position in the Shares and underlying Shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO:

Name	Capacity/Nature of interest	Number of Shares	Approximate % of interest in each class of Shares[1]
Class A Ordinary Shares			
Inspired Elite Investments Limited[2]	Beneficial interest	258,171,601 (L)	14.46%
Meituan[2]	Interest in controlled corporations	258,171,601 (L)	14.46%
Zijin Global Inc.[3]	Beneficial interest	109,803,276 (L)	6.15%
Mr. WANG Xing[2][3]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	367,974,877 (L)	20.61%
Amp Lee Ltd.[4]	Beneficial interest	108,557,400 (L)	6.08%
Mr. LI[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	108,557,400 (L)	6.08%
Deutsche Bank Aktiengesellschaft[5]	Depositary	218,790,548 (L)	12.26%
	Depositary	215,128,586 (S)	12.05%
Class B Ordinary Shares			
Amp Lee Ltd.[4]	Beneficial interest	355,812,080 (L)	100.00%
Mr. LI[4]	Interest in controlled corporations/founder of a discretionary trust/beneficiary of a trust	355,812,080 (L)	100.00%

Notes:

(1)   As at December 31, 2025, the Company had issued 2,140,882,268 shares in total, comprising 1,785,070,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. The above calculation is based on the total number of relevant class of Shares in issue as of December 31, 2025. The letter "L" stands for long position and the letter "S" stands for short position.

(2)   Inspired Elite Investments Limited is a company incorporated in British Virgin Islands. Inspired Elite Investments Limited is a wholly owned subsidiary of Meituan, a company incorporated in the Cayman Islands and listed on the Stock Exchange (stock code: 3690). As such, Meituan is deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

OTHER INFORMATION

(3)   Zijin Global Inc. is a company incorporated in British Virgin Islands. Zijin Global Inc. is wholly owned by Songtao Limited. The entire interest in Songtao Limited is held by a trust that was established by Mr. WANG Xing (as the settlor), our non-executive Director, for the benefit of Mr. WANG Xing and his family, with the trustee being TMF (Cayman) Ltd. As such, Mr. WANG Xing is deemed to be interested in the Class A Ordinary Shares held by Zijin Global Inc.. Further, Mr. WANG Xing is a director and the controlling shareholder of Meituan and is therefore deemed to be interested in the Class A Ordinary Shares held by Inspired Elite Investments Limited.

(4)   Amp Lee Ltd. is a company incorporated in British Virgin Islands and is wholly owned by Cyric Point Enterprises Limited. The entire interest in Cyric Point Enterprises Limited is held by a trust that was established by Mr. Li (as the settlor), our executive Director and controlling shareholder, for the benefit of Mr. Li and his family. As such, Mr. Li is deemed to be interested in the Class A Ordinary Shares and the Class B Ordinary Shares held by Amp Lee Ltd..

(5)   Deutsche Bank Aktiengesellschaft, a company incorporated in the Federal Republic of Germany, through its subsidiary Deutsche Bank Trust Company Americas acting in its capacity as a depositary of the ADR program of the Company.

Save as disclosed above, as at December 31, 2025, no person, other than the Directors whose interests are set out in the section headed "Directors' and Chief Executives' Interests and Short Positions in Shares and Underlying Shares and Debentures of the Company or any of its Associated Corporations" had an interest or short position in the shares and underlying shares which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

SHARE INCENTIVE PLANS

The Company has the 2019 Plan, the 2020 Plan and the 2021 Plan. Since January 1, 2023, the Company has relied on the transitional arrangements provided for the existing share schemes and complied with Chapter 17 accordingly (effective from January 1, 2023).

During the Reporting Period, 12,764,940 RSUs were granted under the 2019 Plan. The number of Shares that may be issued in respect of options and awards granted under all share schemes of the Company during the Reporting Period divided by the weighted average number of Shares in issue for the Reporting Period (excluding the treasury shares (as defined under the Listing Rules, if any) is 0.63%.

The details of each share scheme are set out below.

1.   **The 2019 Plan**

The principal terms of the 2019 Plan, as amended, are as described below.

Purpose. The purpose of the 2019 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentives for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to employees, consultants and directors of our Company.

Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share unit awards and share appreciation rights or other types of awards approved by the Board.

OTHER INFORMATION

<u>Number of new Class A Ordinary Shares available for issue.</u> The overall limit on the number of underlying Shares pursuant to the 2019 Plan is 141,083,452 Class A Ordinary Shares, of which only up to 123,349,000 may be issued pursuant to awards granted in the form of options. As at the beginning and the end of the Reporting Period, the number of awards available for grant under the 2019 Plan is 40,427,132 Shares and 31,752,622 Shares respectively, of which the number of awards available for grant in the form of options under the 2019 Plan is 40,427,132 Shares and 31,752,622 Shares respectively. The maximum number of shares available for issue under the 2019 Plan as at the Latest Practicable Date is 93,051,058, representing approximately 4.31% of the total issued Shares (excluding treasury shares) as at the Latest Practicable Date.

<u>Maximum entitlement of each participant.</u> Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2019 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. There is no sublimit for grants to consultants/service providers under the 2019 Plan.

<u>Consideration and purchase price.</u> The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

<u>Option exercise price.</u> The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement and shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

<u>Option exercise period.</u> The maximum exercisable term is ten years from the date of grant.

<u>Vesting period.</u> In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

<u>Duration and remaining life.</u> Unless terminated earlier, the 2019 Plan has a term of ten years. As at the date of this report, the remaining life of the 2019 Plan is approximately three years and three months.

OTHER INFORMATION

Details of the outstanding options under the 2019 Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period
Directors or chief executive and their respective associates											
Mr. MA Donghui	December 1, 2019	5 years	10 years	0.1	8,000,000	0	0	0	0	0	8,000,000
Mr. LI Tie	December 1, 2019	5 years	10 years	0.1	10,000,000	0	0	0	0	0	10,000,000
Other employee participants	Between December 1, 2019 and January 1, 2021	1-5 years	10 years	0.1	15,866,778	0	533,000	4,494,062	40,000	0	11,332,716
Five highest paid individuals (excluding Directors) during the Reporting Period in aggregate	December 1, 2019	5 years	10 years	0.1	84,200	0	0	20,200	0	0	64,000

Notes:

1. No options were granted during the Reporting Period.

2. In respect of the options exercised during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the options were exercised is HKD104.51.

3. Save as disclosed in the above table, there were no outstanding options granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue (excluding treasury shares), (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, (iv) other employee participants, related entity participants and service providers, or (v) five highest paid individuals (excluding Directors) during the Reporting Period under the 2019 Plan.

OTHER INFORMATION

Details of the outstanding restricted share units granted under the 2019 Plan are as follows:

Name	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Directors or chief executive and their respective associates									
Mr. MA Donghui	June 15, 2023	2.5 years	200,000	0	200,000	0	0	0	0.1
	June 15, 2025	0.5 years	0	200,000	200,000	0	0	0	0.1
Other employee participants	Between July 1, 2022 and December 15, 2025	0-5 years	32,012,990	12,564,940	8,621,780	4,040,430	0	31,915,720	0.1
Five highest paid individuals (excluding Directors) during the Reporting Period in aggregate	December 15,2023	5 years	142,400	0	35,600	0	0	106,800	0.1

Further details of the restricted share units granted under the 2019 Plan during the Reporting Period are as follows:

Name	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Directors or chief executive and their respective associates									
Mr. MA Donghui	June 15, 2025	0.5 year	0	200,000	200,000	0	0	0	0.1
Other employee participants	June 15, 2025	3-5 years	0	1,775,900	28,600	211,600	0	1,535,700	0.1
	December 15, 2025	0-5 years	0	10,789,040	28,600	70,300	0	10,690,140	0.1

OTHER INFORMATION

Notes:

1. No consideration was payable in respect of the RSUs granted during the Reporting Period.

2. The vesting of the RSUs granted during the Reporting Period shall be subject to the achievement of certain performance targets relating to performance appraisal results, the compliance with internal rules and regulations relating to, among others, integrity and confidentiality, and the performance of obligations as determined by the Board or the committee of one or more members of the Board delegated by the Board from time to time pursuant to the scheme rules of 2019 Plan. The Company has in place a standardized performance appraisal system to comprehensively evaluate the performance and the contribution of the grantees to the Group based on a matrix of indicators that vary according to the roles and responsibilities of the grantees. The indicators include, but are not limited to, work quality, efficiency, collaboration and management. The Company will determine whether the grantees meet the performance targets based on his/her performance appraisal results for the relevant period. In the event of a non-satisfactory appraisal result in the performance review, the portion of the RSUs to become vested to the grantee shall be forfeited.

   Among the RSUs granted during the Reporting Period,

   (1) 200,000 RSUs granted to Mr. MA Donghui vested on December 15, 2025,

   (2) 4.5% of the 1,775,900 RSUs granted to the employees of the Group on June 15, 2025, may vest by several batches with the first batch to vest within 12 months of the grant date and the total vesting period of more than 12 months,

   (3) 0.42% of the 10,789,040 RSUs granted to the employees of the Group on December 15, 2025, have a total vesting period of less than 12 months from the grant date, as they are granted in recognition of the relevant participant's outstanding past performance as appraised by the Company, and

   (4) 4.20% of the 10,789,040 RSUs granted to the employees of the Group on December 15, 2025, have an initial vesting tranche with a vesting period of less than 12 months, while the overall vesting period from the grant date will exceed 12 months.

   There are no restrictions under the 2019 Plan in respect of a vesting period of less than 12 months. For further details, please refer to the announcements of the Company dated June 15, 2025 and December 15, 2025.

3. The fair value of the RSUs granted during the Reporting Period on June 15, 2025 and December 15, 2025 is HKD108.17 and HKD65.68, respectively. The fair value is calculated in accordance with the accounting standards and policies adopted for preparing the Company's financial statements. Please see Notes 2(w) and 20 to the audited consolidated financial statements for details on the fair value, accounting standard and policy adopted for the calculation of the fair value of the underlying Class A Ordinary Shares.

4. In respect of the RSUs vested during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the RSUs vested is HKD90.70.

5. The closing price of Shares traded on the Stock Exchange on June 13, 2025, being the business day immediately before June 15, 2025, was HK$109.80 per Share. The closing price of ADSs traded on Nasdaq on June 13, 2025, being the business day immediately preceeding June 15, 2025, was US$27.76 per ADS.

   The closing price of Shares traded on the Stock Exchange on December 12, 2025, being the business day immediately before December 15, 2025, was HK$67.55 per Share. The closing price of ADSs traded on Nasdaq on December 12, 2025, being the business day immediately preceding December 15, 2025, was US$17.08 per ADS.

6. Save as disclosed in the above, there were no outstanding RSUs granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue (excluding treasury shares), (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, (iv) other employee participants, related entity participants and service providers, or (v) five highest paid individuals (excluding Directors) during the Reporting Period under the 2019 Plan.

OTHER INFORMATION

2.   **The 2020 Plan**

The principal terms of the 2020 Plan, as amended, are as described below.

Purpose. The purpose of the 2020 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our Company.

Awards. The 2020 Plan permits the awards of options, restricted shares, restricted share unit awards or other types of awards approved by the Board.

Maximum number of Class A Ordinary Shares available for issue. The overall limit on the number of underlying Shares pursuant to the 2020 Plan is 165,696,625 Class A Ordinary Shares, of which only up to 138,473,500 may be issued pursuant to Awards granted in the form of options. As at the beginning and the end of the Reporting Period, the number of awards available for grant under the 2020 Plan is 115,602,739 Shares and 116,721,839 Shares respectively, of which the number of awards available for grant in the form of options under the 2020 Plan is 112,704,800 Shares and 113,020,600 Shares respectively. The maximum number of shares available for issue under the 2020 Plan as at the Latest Practicable Date is 135,630,041, representing approximately 6.28% of the total issued Shares (excluding treasury shares) as at the Latest Practicable Date.

Maximum entitlement of each participant. Unless approved by the Shareholders in general meeting, the total number of Class A Ordinary Shares issued and to be issued upon the exercise of options granted and to be granted under the 2020 Plan and any other plan of the Company to an eligible participant within any 12-month period shall not exceed 1% of the Class A Ordinary Shares issued and outstanding at the date of any grant. There is no sublimit for grants to consultants/service providers under the 2020 Plan.

Option exercise price. The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement and shall not be lower than the fair market value of the Shares on the date of grant, which shall be the higher of: (i) the closing sales price for such Shares or securities as quoted on the principal exchange or system on which the Shares or securities of the Company are listed (as determined by the Board or the committee delegated with the authority to administer the plan) on the date of grant, and (ii) average closing sales price as quoted on the principal exchange or system on which the Shares or securities of the Company are listed for the five business days immediately preceding the date of grant.

Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

Option exercise period. The maximum exercisable term is ten years from the date of grant.

Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

OTHER INFORMATION

<u>Duration and remaining life.</u> Unless terminated earlier, the 2020 Plan has a term of ten years. As at the date of this report, the remaining life of the 2020 Plan is approximately four years and three months.

Details of the outstanding options under the 2020 Plan are as follows:

Name	Date of Grant	Vesting Period	Exercise Period	Exercise Price (US$)	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Exercised during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period
Directors or chief executive and their respective associates											
Mr. MA Donghui	January 1, 2021	5 years	10 years	0.1	1,000,000	0	200,000	0	0	0	1,000,000
Other employee participants	January 1, 2021 and July 1, 2021	1-5 years	10 years	0.1	15,128,384	0	3,855,000	2,186,934	315,800	0	12,625,650
Five highest paid individuals (excluding Directors) during the Reporting Period in aggregate	January 1, 2021	3 years	10 years	0.1	40,000	0	0	4,000	0	0	36,000

Notes:

1. No options were granted during the Reporting Period.

2. In respect of the options exercised during the Reporting Period, the weighted average closing price of the Class A Ordinary Shares immediately before the dates on which the options were exercised is HKD99.37.

3. Save as disclosed in the above table, there were no outstanding options granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue (excluding treasury shares), (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, (iv) other employee participants, related entity participants and service providers, or (v) five highest paid individuals (excluding Directors) during the Reporting Period under the 2020 Plan.

OTHER INFORMATION

Details of the outstanding RSUs granted under the 2020 Plan are as follows:

Name	Date of Grant	Vesting Period	Outstanding as at the beginning of the Reporting Period	Granted during the Reporting Period	Vested during the Reporting Period	Lapsed during the Reporting Period	Cancelled during the Reporting Period	Outstanding as at the end of the Reporting Period	Purchase Price (US$/per RSU)
Directors or chief executive and their respective associates									
Mr. LI Tie	January 1, 2022	5 years	800,000	0	400,000	0	0	400,000	0.1
Other employee participants	Between July 1, 2021 and January 1, 2023	1-5 years	8,901,800	0	3,458,000	803,300	0	4,640,500	0.1
Five highest paid individuals (excluding Directors) during the Reporting Period in aggregate	January 1, 2023	4.5-5 years	1,020,000	0	340,000	0	0	680,000	0.1

Notes:

1.   No RSUs were granted under the 2020 Plan during the Reporting Period.

2.   In respect of the RSUs that were vested during the Reporting Period, the weighted average closing price of the Shares immediately before the dates on which the RSUs were vested is HKD68.88.

3.   Save as disclosed in the above, there were no outstanding RSUs granted to (i) Directors, chief executive, substantial shareholders of the Company and their respective associates, (ii) related entity participants or service providers with options or awards granted and to be granted in any 12-month period exceeding 0.1% of the relevant class of shares in issue (excluding treasury shares), (iii) participants with options and awards granted and to be granted exceeding 1% individual limit, (iv) other employee participants, related entity participants and service providers, or (v) five highest paid individuals (excluding Directors) during the Reporting Period under the 2020 Plan.

OTHER INFORMATION

3.   **The 2021 Plan**

The following is a summary of the principal terms of the 2021 Plan of the Company as approved by the Board on March 8, 2021.

Purpose. The purpose of the 2021 Plan is to secure and retain the services of valuable employees, directors, or consultants and provide incentive for such persons to exert their best efforts for the success of our business.

Eligible participants. We may grant awards to directors, consultants, and employees of our Company.

Maximum number of Class B Ordinary Shares available for issue. The maximum aggregate number of Class B Ordinary Shares which may be issued pursuant to all awards under the 2021 Plan is 108,557,400 Class B Ordinary Shares. Taking into account the CEO Award, details of which are set out below, no new Class B Ordinary Shares (representing 0% of the total number of issued Shares as at the Latest Practicable Date) are available for issue thereunder as at the Latest Practicable Date. As at January 1, 2025 and December 31, 2025, the number of awards available for grant under the 2021 Plan is 0 Shares and 0 Shares respectively.

Maximum entitlement of each participant. Under the 2021 Plan, there is no specific limit on the maximum number of shares which may be granted to a single eligible participant but unvested under the 2021 Plan. There is no sublimit for grants to consultants/service providers under the 2021 Plan.

Option exercise period. The maximum exercisable term is ten years from the date of grant.

Vesting period. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Consideration and purchase price. The committee or the Board determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant. No cash consideration is payable on application or acceptance of the awards.

Duration and remaining life. Unless terminated earlier, the 2021 Plan has a term of ten years. As at the date of this report, the remaining life of the 2021 Plan is approximately four years and 11 months.

During the Reporting Period, no award was granted under the 2021 Plan, and as at January 1, 2025 and December 31, 2025, there were no outstanding grants under the 2021 Plan. Please refer to the below paragraph for details of the CEO Award.

OTHER INFORMATION

4.   **CEO Award**

The overall limit on the number of underlying Shares pursuant to the 2021 Plan is 108,557,400 Class B Ordinary Shares.

On March 8, 2021, our Company granted an option to purchase 108,557,400 Class B Ordinary Shares to Mr. Li, our Chairman of the Board, executive Director and Chief Executive Officer, under the 2021 Plan. The date of expiration for the CEO Award was March 8, 2031.

The exercise price of the options was US$14.63 per share, which was the average per-share closing price of our ADSs, each representing two Class A Ordinary Shares, in the thirty trading days immediately prior to the grant date, as reported by the Nasdaq Global Select Market. The options were divided into six equal tranches of 18,092,900 each and subject to the same vesting conditions as the Performance Conditions (as defined in the Prospectus).

On May 5, 2021, the Board resolved to change the form of CEO Award from options to an award of 108,557,400 Class B Ordinary Shares, or the CEO Award Shares. The CEO Award Shares were duly issued fully paid to Amp Lee Ltd. (a company legally and beneficially wholly-owned by Mr. Li) as registered legal and beneficial owner on May 5, 2021. On the same day, all of the options granted under the CEO Award (none of which vested or were exercised) were terminated and cancelled. Under the terms of the CEO Award, Mr. Li has agreed that the CEO Award Shares shall be held subject to certain restrictions, terms and conditions. Pursuant to a conversion notice submitted by Mr. Li to the Board dated July 26, 2021 and the written resolutions passed by the Board on July 27, 2021, all CEO Award Shares were converted from Class B Ordinary Shares to Class A Ordinary Shares on one-to-one basis with effect immediately upon the Listing. For details, please see the section headed "Directors and Senior Management – Grant of CEO Award" in the Prospectus.

The Performance Condition (as defined in the Prospectus) of the first tranche of CEO Award shares (or 18,092,900 Class A Ordinary Shares) was satisfied given the aggregate number of vehicle deliveries exceeding 500,000 for the 12 consecutive months ended December 31, 2024. The Company was informed that Mr. Li currently does not intend to pay for the Award Premium (as defined in the Prospectus) of any CEO Award Shares, therefore the restrictions, terms and conditions to which the CEO Award Shares are subject to were not met. There was no outstanding, vested, cancelled, lapsed options or awards under the 2021 Plan during the Reporting Period. The total number of shares available for issue under 2021 Plan as at the Latest Practicable Date is nil, representing 0% of the issued share capital as at the Latest Practicable Date.

OTHER INFORMATION

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES OR SALE OF TREASURY SHARES

On March 24, 2026, the Board has authorised and approved a share repurchase program, under which the Company may repurchase up to USD1.0 billion in value of outstanding Class A Ordinary Shares and/or ADSs for the period from the approval date up to March 31, 2027. For more details, please refer to announcement of the Company dated March 24, 2026.

During the Reporting Period and up to the Latest Practicable Date, the Company repurchased a total of 2,928,100 Class A Ordinary Shares at an aggregate consideration of HK$201.90 million on the Stock Exchange and a total of 698,938 ADSs at an aggregate consideration of US$12.35 million on the Nasdaq.

Particulars of the repurchases made by the Company during the Reporting Period and up to the Latest Practicable Date are as follows:

Stock Exchange

Month of Repurchase	Number of Class A Ordinary Shares repurchased	Price paid per share		Aggregate consideration
		Highest price	Lowest price	
		(HK$)	(HK$)	(HK$)
March 2026	2,928,100	71.10	67.25	201,901,161.91
Total	2,928,100			201,901,161.91

Nasdaq

Month of Repurchase	Number of Class A Ordinary represented by the ADSs repurchased	Price paid per share		Aggregate consideration
		Highest price	Lowest price	
		(US$)	(US$)	(US$)
March 2026	1,397,876	9.08	8.655	12,348,327.57
Total	1,397,876			12,348,327.57

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company's securities listed on the Stock Exchange and Nasdaq or sold any treasury shares (as defined under the Listing Rules) during the Reporting Period and up to the Latest Practicable Date. As at the Latest Practicable Date, the Company held 4,325,976 treasury shares (as defined under the Listing Rules), which are intended to be used in accordance with the applicable rules and regulations, including but not limited to resale for cash, transfer to satisfy share grants under share schemes and cancellation.

OTHER INFORMATION

USE OF PROCEEDS

Use of proceeds from the US ATM Offering

The Company sold 13,502,429 ADSs representing 27,004,858 Class A Ordinary Shares of the Company under the ATM Offering, raising gross proceeds of US$536.4 million before deducting fees and commissions payable to the sales agents of US$5.4 million and certain other offering expenses. The net proceeds of the ATM Offering were US$529.1 million, with the selling price ranging from US$37.8 per ADS to US$44.4 per ADS and average net selling price of US$39.2 per ADS.

The Company has used the net proceeds from the US ATM Offering for (i) research and development of next-generation electric vehicle technologies including technologies for BEVs, smart cabin, and autonomous driving, (ii) development and manufacture of future platforms and car models, and (iii) working capital needs and general corporate purposes. To the extent that the net proceeds of the US ATM Offering are not immediately required for the above described purposes, we may hold such funds in bank deposits at authorized financial institutions.

For the year ended December 31, 2025, we had utilized (i) US$59.5 million for research and development of next-generation electric vehicle technologies including technologies for BEVs, smart space, and autonomous driving, (ii) US$24.7 million for development and manufacture of future platforms and car models, and (iii) nil for working capital needs and general corporate purposes.

As of December 31, 2025, we had utilized (i) US$103.7 million for research and development of next-generation electric vehicle technologies including technologies for BEVs, smart space, and autonomous driving, (ii) US$212.2 million for development and manufacture of future platforms and car models, and (iii) US$213.2 million for working capital needs and general corporate purposes. As of December 31, 2025, we had fully utilized the net proceeds for the purposes described above.

DIVIDEND

The Company has not opted to pay any dividends for the year ended December 31, 2025.

DIFFERENCES BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The consolidated financial statements for the year ended December 31, 2025 is prepared by the Directors of the Company under U.S. GAAP, and the differences between U.S. GAAP and IFRS Accounting Standards have been disclosed in the Note 30 to such annual financial statements.

OTHER INFORMATION

MATERIAL LITIGATION

Save as discussed below, the Company was not involved in any material litigation or arbitration during the year ended December 31, 2025 which could have a material and adverse effect on our financial condition or results of operations. The Directors are also not aware of any material litigation or claims that are pending or threatened against the Company during the year ended December 31, 2025 and up to the Latest Practicable Date which could have a material and adverse effect on our financial condition or results of operations.

We and certain of our officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York, captioned Banurs v. Li Auto Inc. et al and Chaudary v. Li Auto Inc. et al. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company's SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated under the caption Banurs v. Li Auto Inc. et al (the "**Lawsuit**"). On March 27, 2025, the plaintiffs filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. Briefing on the motion to dismiss was completed on October 9, 2025, and a decision on the motion to dismiss is currently pending. As of the date of this annual report, the Lawsuit remains in its preliminary stage. The Company has been advised that litigation similar to the Lawsuit is not uncommon for companies listed in the U.S.; while the outcome is uncertain, the Company believes that the Lawsuit is without merit and intends to defend its position vigorously to the extent the Lawsuit remains active. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the Lawsuit despite our belief that it is meritless. Any adverse outcome of the Lawsuit, including any plaintiff's appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, and reputation. The litigation process may be costly and divert management's attention from the day-to-day operations, all of which could harm our business. In the event that our initial defense is unsuccessful, the Company cannot assure that we will prevail in any appeal. The Company will closely monitor developments relating to the Lawsuit and continue to evaluate its impact on the Group.

EVENTS AFTER DECEMBER 31, 2025

Save as disclosed in this annual report, there was no other significant events that might adversely affect the Group after December 31, 2025, and up to the Latest Practicable Date.

APPROVAL OF ANNUAL REPORT

The annual report and the consolidated financial statements of the Group for the year ended December 31, 2025 were approved and authorized for issue by the Board on April 10, 2026.

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Li Auto Inc.
(incorporated in the Cayman Islands with limited liability).

OPINION

What we have audited
The consolidated financial statements of Li Auto Inc. (the "Company") and its subsidiaries (the "Group"), which are set out on pages 75 to 156, comprise:

• the consolidated balance sheet as at December 31, 2025;

• the consolidated statement of comprehensive income for the year then ended;

• the consolidated statement of changes in shareholders' equity for the year then ended;

• the consolidated statement of cash flows for the year then ended; and

• the notes to the consolidated financial statements, comprising significant accounting policy information and other explanatory information.

Our opinion
In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2025, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

BASIS FOR OPINION

We conducted our audit in accordance with International Standards on Auditing ("ISAs"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We are independent of the Group in accordance with the Code of Ethics for Professional Accountants as issued by the Hong Kong Institute of Certified Public Accountants (the "Code"), as applicable to audits of financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with the Code.

INDEPENDENT AUDITOR'S REPORT

KEY AUDIT MATTERS

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter identified in our audit is related to accrual of product warranties.

Key Audit Matter	How our audit addressed the Key Audit Matter
Accrual of product warranties Refer to note 2(o) to the consolidated financial statements. As of December 31, 2025, the accrued warranty liability balance was RMB7,145.9 million. A warranty reserve is accrued for vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes management's estimates of the projected costs to repair or replace items under warranties and recalls when identified. These estimates are based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. We focused on this area since the accrual of product warranties is subject to high degree of estimation uncertainty. The inherent risks in relation to the accrual of product warranties are considered significant due to the complexity of models, subjectivity of significant assumptions used, and significant judgments involved in selecting data.	Our procedures performed in relation to the accrual of warranty liabilities mainly included the following: • We understood and evaluated the key internal controls and assessment process in relation to management's estimate of the accrual of product warranties; • We assessed the inherent risk of material misstatement by considering the degree of estimation uncertainty and level of other inherent risk factors such as complexity, subjectivity, changes and susceptibility to management bias or fraud; • We evaluated the appropriateness of the model applied by management for the accrual of warranty liabilities; • We evaluated the reasonableness of the significant assumptions related to the nature, frequency and average costs of future claims, considering current and past performance, including a lookback analysis comparing prior period forecasted claims to actual claims incurred; • We tested, on a sample basis, the completeness, accuracy and relevance of management's data by tracing to supporting documents such as supplier invoices, and whether such data was appropriately used by management in the estimation of future claims; • We tested the calculation of accrual of product warranties prepared by management; and • We developed, with the assistance of our internal professionals with specialized skill and knowledge, an independent estimate of the accrual of warranty liabilities and compared this estimate to management's estimate to evaluate its reasonableness. Based on the procedures performed, we found the key assumptions and judgments adopted by management in the estimation of accrual of product warranties were supported by available evidence.

INDEPENDENT AUDITOR'S REPORT

OTHER INFORMATION

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor's report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

RESPONSIBILITIES OF DIRECTORS AND THE AUDIT COMMITTEE FOR THE CONSOLIDATED FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with U.S. GAAP and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Group's ability to continue as a going concern for one year after the date the consolidated financial statements are available to be issued.

The Audit Committee is responsible for overseeing the Group's financial reporting process.

AUDITOR'S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

INDEPENDENT AUDITOR'S REPORT

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

- Conclude on the appropriateness of the directors' use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast substantial doubt on the Group's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Group to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor's report is YUEN, Kwok Sun.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, April 10, 2026

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

| | | As of December 31, | |
| | | 2024 | 2025 |
	Notes	RMB	RMB
ASSETS			
Current assets:			
Cash and cash equivalents		65,901,123	56,691,765
Restricted cash		6,849	216,314
Time deposits and short-term investments	5	46,904,548	44,331,407
Trade receivable, net of allowance for credit losses of RMB561 and RMB1,747 as of December 31, 2024 and 2025, respectively	6	135,112	119,823
Inventories	7	8,185,604	8,752,439
Prepayments and other current assets, net of allowance for credit losses of RMB3,464 and RMB4,831 as of December 31, 2024 and 2025, respectively		5,176,546	5,174,246
Total current assets		126,309,782	115,285,994
Non-current assets:			
Long-term investments	11	922,897	848,672
Property, plant and equipment, net	8	21,140,933	22,774,938
Operating lease right-of-use assets, net	10	8,323,963	9,099,313
Intangible assets, net	9	914,951	1,191,974
Goodwill		5,484	5,484
Deferred tax assets	21	2,542,180	3,334,206
Other non-current assets, net of allowance for credit losses of RMB5,544 and RMB4,912 as of December 31, 2024 and 2025, respectively		2,188,888	1,755,237
Total non-current assets		36,039,296	39,009,824
Total assets		162,349,078	154,295,818
LIABILITIES			
Current liabilities:			
Short-term borrowings	12	281,102	6,217,745
Trade and notes payable	13	53,596,194	40,579,219
Amounts due to related parties	24	11,492	26,644
Deferred revenue, current	17	1,396,489	1,621,429
Operating lease liabilities, current	10	1,438,092	1,690,356
Finance lease liabilities, current	10	95,205	–
Accruals and other current liabilities	14	12,397,322	13,412,260
Total current liabilities		69,215,896	63,547,653

CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share and per share data)

	Notes	As of December 31, 2024 RMB	2025 RMB
Non-current liabilities:			
Long-term borrowings	12	8,151,598	3,299,203
Deferred revenue, non-current	17	720,531	624,734
Operating lease liabilities, non-current	10	5,735,738	6,258,957
Finance lease liabilities, non-current	10	642,984	348,506
Deferred tax liabilities	21	864,999	691,652
Other non-current liabilities	15	5,696,950	6,385,370
Total non-current liabilities		21,812,800	17,608,422
Total liabilities		91,028,696	81,156,075
Commitments and contingencies	23		
SHAREHOLDERS' EQUITY			
Class A Ordinary Shares			
(US$0.0001 par value; 4,500,000,000 shares authorized, 1,766,208,188 shares issued and 1,651,894,442 shares outstanding as of December 31, 2024 and 4,500,000,000 shares authorized, 1,785,070,188 shares issued and 1,671,855,018 shares outstanding as of December 31, 2025)	18	1,215	1,229
Class B Ordinary Shares			
(US$0.0001 par value; 500,000,000 shares authorized, 355,812,080 shares issued and outstanding as of December 31, 2024 and 2025)	18	235	235
Treasury shares		(74)	(73)
Additional paid-in capital		60,126,623	61,399,973
Accumulated other comprehensive loss		(171,748)	(825,180)
Statutory reserves		758,472	866,714
Retained earnings		10,160,161	11,176,357
Total Li Auto Inc. shareholders' equity		70,874,884	72,619,255
Noncontrolling interests		445,498	520,488
Total shareholders' equity		71,320,382	73,139,743
Total liabilities and shareholders' equity		162,349,078	154,295,818

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

| | | For the Year Ended December 31, | |
| | | 2024 | 2025 |
	Notes	RMB	RMB
Revenues:			
Vehicle sales		138,538,092	**106,683,100**
Other sales and services		5,921,854	**5,629,411**
Total revenues	16	144,459,946	**112,312,511**
Cost of sales:			
Vehicle sales		(111,121,036)	**(87,591,473)**
Other sales and services		(3,682,772)	**(3,735,980)**
Total cost of sales		(114,803,808)	**(91,327,453)**
Gross profit		29,656,138	**20,985,058**
Operating expenses:			
Research and development		(11,071,358)	**(11,314,949)**
Selling, general and administrative		(12,229,323)	**(10,664,857)**
Other operating income, net		663,657	**473,631**
Total operating expenses		(22,637,024)	**(21,506,175)**
Income/(Loss) from operations		7,019,114	**(521,117)**
Other (expense)/income			
Interest expense		(187,755)	**(168,078)**
Interest income and investment income, net		1,819,964	**1,918,883**
Others, net		664,301	**67,447**
Income before income tax		9,315,624	**1,297,135**
Income tax expense	21	(1,270,374)	**(157,707)**

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data)

	Notes	For the Year Ended December 31, 2024 RMB	For the Year Ended December 31, 2025 RMB
Net income		8,045,250	1,139,428
Less: Net income attributable to noncontrolling interests		12,900	14,990
Net income attributable to ordinary shareholders of Li Auto Inc.		8,032,350	1,124,438
Weighted average number of ordinary shares	19		
Basic		1,993,191,951	2,015,070,194
Diluted		2,129,273,430	2,142,727,527
Net earnings per share attributable to ordinary shareholders	19		
Basic		4.03	0.56
Diluted		3.79	0.54
Net income		8,045,250	1,139,428
Other comprehensive income/(loss)			
Foreign currency translation adjustment, net of nil tax		53,128	(653,432)
Total other comprehensive income/(loss)		53,128	(653,432)
Total comprehensive income		8,098,378	485,996
Less: Net income attributable to noncontrolling interests		12,900	14,990
Comprehensive income attributable to ordinary shareholders of Li Auto Inc.		8,085,478	471,006

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands, except for share and per share data)

	Class A Ordinary Shares		Class B Ordinary Shares		Treasury Shares		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Statutory Reserves	Retained Earnings	Non controlling Interests	Total Shareholders' Equity
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount						
		RMB		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2024	1,766,208,188	1,215	355,812,080	235	(136,357,338)	(90)	57,479,857	(224,876)	444,585	2,441,698	432,598	60,575,222
Exercise of share options and vesting of RSUs	–	–	–	–	22,043,592	16	15,861	–	–	–	–	15,877
Share-based compensation	–	–	–	–	–	–	2,630,905	–	–	–	–	2,630,905
Foreign currency translation adjustment, net of nil tax	–	–	–	–	–	–	–	53,128	–	–	–	53,128
Appropriation to statutory reserves	–	–	–	–	–	–	–	–	313,887	(313,887)	–	–
Net income	–	–	–	–	–	–	–	–	–	8,032,350	12,900	8,045,250
Balance as of December 31, 2024	1,766,208,188	1,215	355,812,080	235	(114,313,746)	(74)	60,126,623	(171,748)	758,472	10,160,161	445,498	71,320,382
Balance as of January 1, 2025	1,766,208,188	1,215	355,812,080	235	(114,313,746)	(74)	60,126,623	(171,748)	758,472	10,160,161	445,498	71,320,382
Exercise of share options and vesting of RSUs	–	–	–	–	19,960,576	15	15,596	–	–	–	–	15,611
Share-based compensation	–	–	–	–	–	–	1,257,754	–	–	–	–	1,257,754
Foreign currency translation adjustment, net of nil tax	–	–	–	–	–	–	–	(653,432)	–	–	–	(653,432)
Capital injection by noncontrolling interest	–	–	–	–	–	–	–	–	–	–	60,000	60,000
Issuance of ordinary shares as treasury shares	18,862,000	14	–	–	(18,862,000)	(14)	–	–	–	–	–	–
Appropriation to statutory reserves	–	–	–	–	–	–	–	–	108,242	(108,242)	–	–
Net income	–	–	–	–	–	–	–	–	–	1,124,438	14,990	1,139,428
Balance as of December 31, 2025	1,785,070,188	1,229	355,812,080	235	(113,215,170)	(73)	61,399,973	(825,180)	866,714	11,176,357	520,488	73,139,743

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	8,045,250	**1,139,428**
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:		
Depreciation of property, plant and equipment, amortization of intangible assets and operating lease cost related to land use rights	3,057,865	**4,635,080**
Share-based compensation expenses	2,630,905	**1,257,754**
Foreign exchange loss/(gain)	24,872	**(3,022)**
Interest and investment (income)/loss, net	(231,307)	**30,607**
Interest expense	71,995	**47,809**
Share of loss of equity method investees	4,269	**1,354**
Inventory write-downs and losses on purchase commitments relating to inventory	335,940	**243,007**
Allowance for credit losses	1,264	**1,922**
Deferred income tax benefit	(49,807)	**(925,492)**
(Gain)/Loss on disposal of property, plant and equipment	(28,112)	**86,126**
Changes in operating assets and liabilities:		
Prepayments and other current assets	(238,577)	**78,049**
Inventories	(3,099,014)	**(2,578,960)**
Operating lease right-of-use assets	(2,113,175)	**(787,440)**
Other non-current assets	102,872	**82,670**
Trade receivable	8,204	**14,103**
Deferred revenue	(220,741)	**129,143**
Operating lease liabilities	2,195,843	**770,231**
Trade and notes payable	2,210,835	**(13,016,975)**
Amounts due to related parties	885	**15,152**
Accruals and other current liabilities	1,499,489	**(715,211)**
Finance lease liabilities	(6,000)	**(56,637)**
Other non-current liabilities	1,729,405	**939,905**
Net cash provided by/(used in) operating activities	15,933,160	**(8,611,397)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment and intangible assets and land use rights	(7,730,022)	**(4,205,517)**
Disposal of property, plant and equipment	970,222	**1,300,203**
Purchase of long-term investments	(31,333)	**(60,558)**
Disposal of long-term investments	43,001	**127,766**
Placement of time deposits	(54,650,166)	**(75,755,040)**
Redemption of time deposits	24,675,649	**78,017,767**
Placement of short-term investments	(12,864,520)	**(32,379,693)**
Redemption of short-term investments	8,450,000	**32,251,947**
Net cash used in investing activities	(41,137,169)	**(703,125)**

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except for share and per share data)

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from exercise of share options and vesting of RSUs	14,658	14,661
Proceeds from borrowings	471,322	1,636,251
Repayment of borrowings	(996,190)	(279,472)
Capital injection from noncontrolling interest	–	60,000
Repayment of principal on finance lease obligation	–	(664,038)
Proceeds from debt from third party investors	94,562	–
Net cash (used in)/provided by financing activities	(415,648)	767,402
Effects of exchange rate changes on cash, cash equivalents and restricted cash	198,120	(452,773)
Net change in cash, cash equivalents and restricted cash	(25,421,537)	(8,999,893)
Cash, cash equivalents and restricted cash at beginning of the year	91,329,509	65,907,972
Cash, cash equivalents and restricted cash at end of the year	65,907,972	56,908,079
Supplemental Disclosures		
Cash paid for interest, net of amounts capitalized	(96,668)	(142,467)
Cash paid for income tax	(645,529)	(1,464,869)

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS

(a)   Principal activities

Li Auto Inc. ("Li Auto", or the "Company") was incorporated under the laws of the Cayman Islands in April 2017 as an exempted company with limited liability. The Company, through its consolidated subsidiaries and the consolidated variable interest entities (the "VIEs") and the VIEs' subsidiaries (collectively, the "Group"), is primarily engaged in the design, development, manufacturing, and sales of new energy vehicles and providing other sales and services mainly in the People's Republic of China (the "PRC").

(b)   History of the Group and basis of presentation

In preparation for the Listing on the main board of the Stock Exchange of Hong Kong Limited ("HKEX"), the Group underwent reorganization of its corporate structure in the second quarter of 2021, and changed certain VIEs to subsidiaries within the Group in March 2022, that were accounted for as common control transaction within the Group. Accordingly, there was no impact to the Group's consolidated financial information.

The Group's consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs and the VIEs' subsidiaries.

As of December 31, 2025, the Company's principal subsidiaries, the consolidated VIEs and the VIEs' subsidiaries are as follows:

	Equity Interest Held	Issued and Fully Paid Share Capital	Date of Incorporation or Date of Acquisition	Place of Incorporation and Kind of Legal Entity	Principal Activities and Place of Operation
Subsidiaries					
Leading Ideal HK Limited ("Leading Ideal HK")	100%	HKD1,000	May 15, 2017	Hong Kong, PRC, limited liability company	Investment holding in Hong Kong
Beijing Co Wheels Technology Co., Ltd. ("Wheels Technology")	100%	RMB105,422	December 19, 2017	Beijing, PRC, limited liability company	Technology development and corporate management in the PRC
Beijing CHJ Automobile Technology Co., Ltd. ("Beijing CHJ Technology")	100%	RMB546,000	March 22, 2021	Beijing, PRC limited liability company	Technology development in the PRC
Beijing Leading Automobile Sales Co., Ltd. ("Beijing Leading")	100%	RMB1,647,831	August 6, 2019	Beijing, PRC limited liability company	Sales and after sales management in the PRC
Jiangsu Xindian Interactive Sales and Services Co., Ltd. ("Jiangsu XD")	100%	RMB4,197,037	May 8, 2017	Changzhou, PRC limited liability company	Sales and after sales management in the PRC
Beijing Lixiang Automobile Co., Ltd. ("Beijing Lixiang Automobile")	100%	RMB1,160,000	April 9, 2021	Beijing, PRC limited liability company	Manufacturing of automobile in the PRC
Shanghai Lixiang Automobile Technology Co., Ltd.	100%	RMB100,000	April 20, 2021	Shanghai, PRC limited liability company	Technology development in the PRC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. **ORGANIZATION AND NATURE OF OPERATIONS** *(CONTINUED)*

    (b)   **History of the Group and basis of presentation** *(Continued)*

	Issued and Fully Paid Share Capital	Date of Incorporation	Place of Incorporation and Kind of Legal Entity	Principal Activities and Place of Operation
The VIEs				
Beijing CHJ Information Technology Co., Ltd. ("Beijing CHJ")	RMB280,464	April 10, 2015	Beijing, PRC limited liability company	Technology development in the PRC
Beijing Xindian Transport Information Technology Co., Ltd. ("Xindian Information")	–	March 27, 2017	Beijing, PRC limited liability company	Technology development in the PRC

    (c)   **Variable interest entity**

    The Company's subsidiary Wheels Technology has entered into contractual arrangements with Beijing CHJ and Xindian Information (collectively the "VIEs") and their respective shareholders. Through these arrangements, the Company has a controlling financial interest (and is the primary beneficiary) in each of the VIEs (as defined under ASC 810 "Consolidation") and, accordingly, consolidates each VIE under U.S. GAAP.

    The following is a summary of the contractual arrangements by and among Wheels Technology ("WFOE"), the VIEs, and their respective shareholders.

    Powers of Attorney and Business Operation Agreement

    Each shareholder of Beijing CHJ signed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney in-fact to exercise all of his or her rights as a shareholder of Beijing CHJ, including the right to convene shareholder meetings, the right to vote and sign any resolution as a shareholder, the right to appoint directors, supervisors, and officers, and the right to sell, transfer, pledge, and dispose of all or a portion of the equity interest held by such shareholder. These powers of attorney will remain in force for 10 years. Upon request by Wheels Technology, each shareholder of Beijing CHJ shall extend the term of its authorization prior to its expiration.

    Pursuant to the Business Operation Agreements entered into by and among Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information, Xindian Information will not take any action that may have a material adverse effect on its assets, businesses, human resources, rights, obligations, or business operations without prior written consent of Wheels Technology. Xindian Information and its shareholders further agreed to accept and strictly follow Wheels Technology's instructions relating to Xindian Information's daily operations, financial management, and election of directors appointed by Wheels Technology. The shareholders of Xindian Information agree to transfer any dividends or any other income or interests they receive as the shareholders of Xindian Information immediately and unconditionally to Wheels Technology. Unless Wheels Technology terminates this agreement in advance, this agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology prior to its expiration. Xindian Information and its shareholders have no right to terminate this agreement unilaterally. Pursuant to the Business Operation Agreement, each shareholder of Xindian Information has executed a power of attorney to irrevocably authorize Wheels Technology to act as his or her attorney-in-fact to exercise all of his or her rights as a shareholder of Xindian Information. The terms of these powers of attorney are substantially similar to the powers of attorney executed by the shareholders of Beijing CHJ described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(c) Variable interest entity *(Continued)*

Spousal Consent Letters

Spouses of two shareholders of Beijing CHJ, who collectively hold 100% of equity interests in Beijing CHJ, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder acknowledges that the equity interests in Beijing CHJ held by the relevant shareholder of Beijing CHJ are the personal assets of that shareholder and not jointly owned by the married couple. Each signing spouse also has unconditionally and irrevocably disclaimed his or her rights to the relevant equity interests and any associated economic rights or interests to which he or she may be entitled pursuant to applicable laws, and has undertaken not to make any assertion of rights to such equity interests and the underlying assets. Each signing spouse has agreed and undertaken that he or she will not carry out in any circumstances any conducts that are contradictory to the contractual arrangements and the spousal consent letter.

Spouses of nine shareholders of Xindian Information, who collectively hold 98.1% equity interests in Xindian Information, have each signed a spousal consent letter, which includes terms substantially similar to the spousal consent letter relating to Beijing CHJ described above.

Exclusive Consultation and Service Agreements

Pursuant to the Exclusive Consultation and Service Agreement entered into by and between Wheels Technology and Beijing CHJ, Wheels Technology has the exclusive right to provide Beijing CHJ with software technology development, technology consulting, and technical services required by Beijing CHJ's business. Without Wheels Technology's prior written consent, Beijing CHJ cannot accept any same or similar services subject to this agreement from any third party. Beijing CHJ agrees to pay Wheels Technology a service fee at an amount that is adjusted in accordance with Wheels Technology's sole discretion for the relevant quarter and also the mutually agreed amount for certain other technical services, both of which should be paid within 10 business days after Wheels Technology sends invoice within 30 days after the end of the relevant calendar quarter. Wheels Technology has exclusive ownership of all the intellectual property rights created as a result of the performance of the Exclusive Consultation and Service Agreement, to the extent permitted by applicable PRC laws. To guarantee Beijing CHJ's performance of its obligations thereunder, the shareholders have agreed to pledge their equity interests in Beijing CHJ to Wheels Technology pursuant to the Equity Pledge Agreement. The Exclusive Consultation and Service Agreement will remain effective for 10 years, unless otherwise terminated by Wheels Technology. Upon request by Wheels Technology, the term of this agreement can be renewed prior to its expiration.

Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an exclusive consultation and service agreement, which includes terms substantially similar to the Exclusive Consultation and Service Agreement relating to Beijing CHJ described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.　ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(c)　Variable interest entity *(Continued)*

Equity Option Agreements

Pursuant to the Equity Option Agreement entered into by and among Wheels Technology, Beijing CHJ, and each of the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have irrevocably granted Wheels Technology an exclusive option to purchase all or part of their equity interests in Beijing CHJ, and Beijing CHJ has irrevocably granted Wheels Technology an exclusive option to purchase all or part of its assets. Wheels Technology or its designated person may exercise such options to purchase equity interests at the lower of the amount of their respective paid-in capital in Beijing CHJ and the lowest price permitted under applicable PRC laws. Wheels Technology or its designated person may exercise the options to purchase assets at the lowest price permitted under applicable PRC laws. The shareholders of Beijing CHJ have undertaken that, without Wheels Technology's prior written consent, they will not, among other things, (i) transfer or otherwise dispose of their equity interests in Beijing CHJ, (ii) create any pledge or encumbrance on their equity interests in Beijing CHJ, (iii) change Beijing CHJ's registered capital, (iv) merge Beijing CHJ with any other entity, (v) dispose of Beijing CHJ's material assets (except in the ordinary course of business), or (vi) amend Beijing CHJ's articles of association. The Equity Option Agreement will remain effective for 10 years and can be renewed upon request by Wheels Technology.

Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an equity option agreement, which includes terms substantially similar to the equity option agreement relating to Beijing CHJ described above.

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreement entered into by and between Wheels Technology and the shareholders of Beijing CHJ, the shareholders of Beijing CHJ have agreed to pledge 100% of equity interests in Beijing CHJ to Wheels Technology to guarantee the performance by the shareholders of their obligations under the Equity Option Agreement and the Powers of Attorney, as well as the performance by Beijing CHJ of its obligations under the Equity Option Agreement, the Powers of Attorney, and payment of services fees to Wheels Technology under the Exclusive Consultation and Service Agreement. In the event of a breach by Beijing CHJ or any shareholder of contractual obligations under the Equity Pledge Agreement, Wheels Technology, as pledgee, will have the right to dispose of the pledged equity interests in Beijing CHJ and will have priority in receiving the proceeds from such disposal. The shareholders of Beijing CHJ also have undertaken that, without prior written consent of Wheels Technology, they will not dispose of, create, or allow any encumbrance on the pledged equity interests.

Wheels Technology, Xindian Information, and each of the shareholders of Xindian Information entered into an Equity Pledge Agreement, which includes terms substantially similar to the Equity Pledge Agreement relating to Beijing CHJ described above.

The registration of the equity pledge relating to Beijing CHJ and Xindian Information with the competent office of the SAMR in accordance with the PRC Property Law has been completed.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure

According to the Guidance Catalogue of Industries for Foreign Investment promulgated in 2017, or the Catalogue, foreign ownership of certain areas of businesses are subject to restrictions under current PRC laws and regulations. Pursuant to the 2021 Negative List, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multiparty communications, store-and-forward, and call centers). In addition, foreign investors are prohibited from investing in companies engaging in internet culture businesses (except for music) and radio and television program production businesses.

Part of the Group's business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. In the opinion of the management, the contractual arrangements with the VIEs and the nominee shareholders are in compliance with PRC laws and regulations and are legally binding and enforceable. The nominee shareholders indicate they will not act contrary to the contractual arrangements. However, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations including those that govern the contractual arrangements, which could limit the Group's ability to enforce these contractual arrangements and if the nominee shareholders of the VIEs were to reduce their interests in the Group, their interest may diverge from that of the Group and that may potentially increase the risk that they would seek to act contrary to the contractual arrangements.

It is possible that the Group's operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group's management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on March 15, 2019, the National People's Congress adopted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For example, the Foreign Investment Law of the PRC adds a catch-all clause to the definition of "foreign investment" so that foreign investment, by its definition, includes "investments made by foreign investors in China through other means defined by other laws or administrative regulations or provisions promulgated by the State Council" without further elaboration on the meaning of "other means". It leaves leeway for the future legislations promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. It is therefore uncertain whether the Group's corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. Furthermore, if future legislations prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangement, the Group may face substantial uncertainties as to whether the Group can complete such actions in a timely manner, or at all. If the Group fail to take appropriate and timely measures to comply with any of these or similar regulatory compliance requirements, the Group's current corporate structure, corporate governance and business operations could be materially and adversely affected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   **ORGANIZATION AND NATURE OF OPERATIONS** *(CONTINUED)*

    (d)   **Risks in relations to the VIE structure** *(Continued)*

           If the Company's ownership structure, contractual arrangements, and businesses of the Company's PRC subsidiaries or VIEs are found to be in violation of any existing or future PRC laws or regulations, or PRC subsidiaries or VIEs fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

           •   revoke the business licenses and/or operating licenses of such entities;

           •   shut down the servers or blocking the website or mobile application, or discontinue or place restrictions or onerous conditions on the Group's operation through any transactions between the PRC subsidiaries and the VIEs;

           •   impose fines, confiscate the income from the PRC subsidiaries or the VIEs, or imposing other requirements with which the VIEs may not be able to comply;

           •   require the Group to restructure the ownership structure or operations, including terminating the contractual arrangements with the VIEs and deregistering the equity pledges of the VIEs, which in turn would affect the Group's ability to consolidate, derive economic interests from, or exert effective control over the VIEs;

           •   restrict or prohibit the Group's use of the proceeds of offering to finance the Group's business and operations in China; or

           •   take other regulatory or enforcement actions that could be harmful to the Group's business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   **ORGANIZATION AND NATURE OF OPERATIONS** *(CONTINUED)*

  (d)   **Risks in relations to the VIE structure** *(Continued)*

The imposition of any of these penalties may result in a material and adverse effect on the Group's ability to conduct the Group's businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIEs and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote. The Group's operations depend on the VIEs and their nominee shareholders to honor their contractual arrangements with the Group. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under the PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements. The enforceability, and therefore the benefits, of the contractual agreements between the Company and the VIE depend on nominee shareholders enforcing the contracts. There is a risk that nominee shareholders of the VIEs, who in some cases are also shareholders of the Company, may have conflicts of interest with the Company in the future or fails to perform their contractual obligations. Given the significance and importance of the VIEs, there would be a significant negative impact to the Company if these contracts were not enforced.

The Group's operations depend on the VIEs to honour their contractual agreements with the Group and the Company's ability to control the VIEs also depends on the authorization by the shareholders of the VIEs to exercise voting rights on all matters requiring shareholder approval in the VIEs. The Company believes that the agreements on authorization to exercise shareholder's voting power are legally enforceable and the possibility that it will no longer be able to control and consolidate the VIEs as a result of the aforementioned risks and uncertainties is remote.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   **ORGANIZATION AND NATURE OF OPERATIONS** *(CONTINUED)*

(d)   **Risks in relations to the VIE structure** *(Continued)*

The following table sets forth consolidated financial information of the Group's VIEs and VIEs' subsidiaries as of December 31, 2024 and 2025 and for the years ended December 31, 2024 and 2025 taken as whole, which were included in the Group's consolidated financial statements with intercompany transactions eliminated.

	As of December 31,	
	2024	2025
	RMB	RMB
Current assets:		
Cash and cash equivalents	3,746,663	1,414,673
Restricted cash	3,386	3,368
Time deposits and short-term investments	2,507,701	3,831,811
Trade receivable, net	4,258	1,162
Amounts due from the Group companies[1]	3,271,021	3,679,148
Prepayments and other current assets	155,002	138,275
Total current assets	9,688,031	9,068,437
Non-current assets:		
Long-term investments	171,538	75,000
Property, plant and equipment, net	124,775	83,775
Operating lease right-of-use assets, net	612,329	569,122
Intangible assets, net	666,853	20,159
Deferred tax assets	3,127	14,350
Other non-current assets	297,716	162,986
Total non-current assets	1,876,338	925,392
Total assets	11,564,369	9,993,829

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.   ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

    (d)   *Risks in relations to the VIE structure (Continued)*

	As of December 31,	
	2024	2025
	RMB	RMB
Current liabilities:		
Trade and notes payable	1,343,590	**9,526**
Amounts due to the Group companies[1]	897,615	**332,789**
Amounts due to related parties	23	**23**
Operating lease liabilities, current	50,213	**56,128**
Accruals and other current liabilities	324,410	**175,580**
Total current liabilities	2,615,851	**574,046**
Non-current liabilities:		
Operating lease liabilities, non-current	667,776	**624,526**
Deferred tax liabilities	4,637	**–**
Other non-current liabilities	31,488	**24,106**
Total non-current liabilities	703,901	**648,632**
Total liabilities	3,319,752	**1,222,678**
Total shareholders' equity	8,244,617	**8,771,151**
Total liabilities and shareholders' equity	11,564,369	**9,993,829**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1.　ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d)　Risks in relations to the VIE structure *(Continued)*

	For the Year Ended December 31,	
	2024	2025
Third-party revenues	23,605	**36,173**
Inter-company revenues[2]	1,733,503	**1,010,264**
Third-party cost	(7,720)	**(4,476)**
Inter-company cost	(202)	**(295)**
Third-party expenses	(1,611,040)	**(581,445)**
Inter-company expenses	(4,721)	**–**
Other income	307,888	**88,511**
Income before income tax	441,313	**548,732**
Income tax expense	(148,040)	**(137,496)**
Net income	293,273	**411,236**
Net income attributable to ordinary shareholders of Li Auto Inc.	293,273	**411,236**

	For the Year Ended December 31,	
	2024	2025
Net cash provided by inter-company transactions[3]	1,733,503	**1,010,264**
Net cash used in transactions with external entities	(692,505)	**(619,752)**
Net cash provided by operating activities	1,040,998	**390,512**
Net cash provided by/(used in) transactions with external entities	7,658,640	**(1,215,019)**
Net cash provided by/(used in) investing activities	7,658,640	**(1,215,019)**
Net cash used in inter-company transactions	(32,677,074)	**(1,509,940)**
Net cash used in financing activities	(32,677,074)	**(1,509,940)**
Effects of exchange rate changes on cash, cash equivalents and restricted cash	(2,656)	**2,439**
Net change in cash, cash equivalents and restricted cash	(23,980,092)	**(2,332,008)**
Cash, cash equivalents and restricted cash at beginning of the year	27,730,141	**3,750,049**
Cash, cash equivalents and restricted cash at end of the year	3,750,049	**1,418,041**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

1. ORGANIZATION AND NATURE OF OPERATIONS *(CONTINUED)*

(d) Risks in relations to the VIE structure *(Continued)*

The Company's involvement with the VIEs is through the contractual arrangements disclosed in Note 1(c). All recognized assets held by the VIEs are disclosed in the table above.

Notes:

(1) The amounts due from Group companies represent the funds provided by the consolidated VIEs to the Group companies. The amounts due to Group companies mainly represent the funds provided by Group companies to the consolidated VIEs and the operating payables resulting from the technical service fees charged by WFOE.

(2) Inter-company revenues mainly result from service fees.

(3) For the years ended December 31, 2024, and 2025, cash paid by subsidiaries to VIEs mainly for certain service fees were RMB1,733,503 and RMB1,010,264, respectively. For the years ended December 31, 2024, and 2025, no management fees were paid by VIEs to WFOE as of December 31, 2025 (pursuant to each management fee arrangement with the VIEs).

As a result of the contractual arrangements between Wheels Technology, the VIEs and the VIEs' shareholders, Wheels Technology has a controlling financial interest and is the primary beneficiary (pursuant to ASC 810 "Consolidation") of the Group's consolidated VIEs and the VIEs' subsidiaries and can have assets transferred out of such VIEs and VIEs' subsidiaries without restriction. Therefore, it is considered that there is no asset in the Group's VIEs and the VIEs' subsidiaries that can be used only to settle their obligations except for paid-in capital, additional paid-in capital and PRC statutory reserves of the Group's consolidated VIEs and VIEs' subsidiaries amounting to RMB6,495,347 and RMB6,611,273 as of December 31, 2024 and 2025, respectively. As the Group's consolidated VIEs and VIEs' subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of Wheels Technology for all the liabilities of the Group's consolidated VIEs and VIEs' subsidiaries. The retained earnings of the Group's consolidated VIEs and VIEs' subsidiaries was RMB1,749,425 and RMB2,160,032 as of December 31, 2024 and 2025, respectively.

Currently there is no contractual arrangement that could require the Company, Wheels Technology or other subsidiaries of the Company to provide additional financial support to the Group's consolidated VIEs and VIEs' subsidiaries. As the Company is conducting certain businesses in the PRC through the consolidated VIEs and VIEs' subsidiaries, the Company may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

(b)   Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; has the power to appoint or remove the majority of the members of the board of directors (the "Board"); to cast majority of votes at the meeting of the Board or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has established a controlling financial interest (as defined in ASC 810 "Consolidation") and is able to direct the activities and derive the economic benefits of the entity. Accordingly, the Company is considered the primary beneficiary of each VIE and consolidates each entity in accordance with U.S. GAAP.

All significant transactions and balances between the Company, its subsidiaries, the VIEs and the VIEs' subsidiaries have been eliminated upon consolidation.

(c)   Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported period in the consolidated financial statements and accompanying notes.

Significant accounting estimates reflected in the Group's consolidated financial statements, to the extent applicable, mainly include, but are not limited to, standalone selling price of each distinct performance obligation in revenue recognition and determination of the amortization period of these obligations, the determination of share-based compensation expenses, fair value of investments, useful lives and assessment for impairment of long-lived assets and intangible assets, inventory valuation for excess and obsolete inventories, lower of cost and net realizable value of inventories, losses on purchase commitments relating to inventory, product warranties, determination of vendor and customer rebates and valuation allowance for deferred tax assets. Actual results could differ from these estimates under different assumptions and conditions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(d)   Functional currency and foreign currency translation

The Group's reporting currency is the Renminbi ("RMB"). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars ("US$"). The Company's subsidiaries, the VIEs and the VIEs' subsidiaries with operations in Chinese mainland and other jurisdictions generally use their respective local currencies as their functional currencies. The determination of the respective functional currency is based on the criteria set out by ASC 830 "Foreign Currency Matters".

Transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency using the applicable exchange rates at the balance sheet date. Non-monetary items that are measured in terms of historical cost in foreign currency are measured using the exchange rates at the dates of the initial transactions. Exchange gains or losses arising from foreign currency transactions are included in the consolidated statements of comprehensive income as "Others, net".

The financial statements of the Group's entities of which the functional currency is not RMB are translated from their respective functional currency into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB at the exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Income and expense items are translated into RMB using the periodic average exchange rates. The foreign currency translation adjustments are recorded in accumulated other comprehensive (loss)/income as a component of shareholders' equity.

(e)   Cash, cash equivalents and restricted cash

Cash and cash equivalents represent cash on hand, cash in bank, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Cash that is restricted as to withdrawal for use or pledged as security is reported as "Restricted cash" in the consolidated balance sheets.

(f)   Time deposits and short-term investments

Time deposits are those balances placed with the banks. These deposits that have original maturities longer than three months but less than one year are classified as short-term time deposits which are reflected in the consolidated balance sheets as "Time deposits and short-term investments", while the balances with original maturities longer than one year are classified as long-term time deposits which are reflected in the consolidated balance sheets as "Long-term investments". The time deposits have a fixed interest rate return and the Group has the intent and ability to hold the deposits to maturity. Time deposits are recorded at amortized cost which approximates fair value.

Short-term investments are investments in financial instruments with variable interest rates. These financial instruments which have maturity dates within one year are classified as short-term investments and are reflected in the consolidated balance sheets as "Time deposits and short-term investments", while those financial instruments which have maturity dates longer than one year are classified as "Long-term investments" in the consolidated balance sheets. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as "Interest income and investment income, net".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(g)   Trade receivable and current expected credit losses

Trade receivable primarily includes commission service fee receivables derived from insurance companies and banks (the Group earns such fees in facilitating customer use of services offered by these entities). The Group provides an allowance against trade receivable based on the expected credit loss approach and writes off trade receivable when they are deemed uncollectible. No material allowance for credit loss on trade receivable was recognized for the years ended December 31, 2024 and 2025.

(h)   Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is calculated on the standard cost basis and includes all costs to acquire and other costs to bring the inventories to their present location and condition, which approximates actual cost using the weighted average method. The Group records inventory write-downs for excess or obsolete inventories based upon assumptions on current and future demand forecasts. If the inventory on hand is in excess of future demand forecast, the excess amounts are written off. The Group also reviews inventory to determine whether its carrying value exceeds the net amount realizable upon the ultimate sale of the inventory. This requires the determination of the estimated selling price of the vehicles less the estimated cost to convert inventory on hand into a finished product. Once inventory is written down, a new, lower cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis after the fiscal year-end. The Group recognized inventory write-downs of RMB129,964 and RMB151,327 and net losses on inventory purchase commitment of RMB205,976 and RMB91,680 for the years ended December 31, 2024 and 2025, respectively.

(i)   Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment loss, if any. Property, plant and equipment are depreciated at rates sufficient to write off their costs less impairment and residual value, if any, over their estimated useful lives on a straight-line basis or using the units-of-production method, as appropriate. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the related assets. Direct costs that are related to the construction of property, plant and equipment and incurred in connection with bringing the assets to their intended use are capitalized as construction in progress. Interest expense on specific outstanding debt is capitalized during the period of significant capital asset construction. Capitalized interest expense on construction-in-progress is included within property, plant and equipment and is amortized over the life of the related assets. Interest costs capitalized for the years ended December 31, 2024 and 2025 were insignificant. Construction in progress is transferred to specific property, plant and equipment and the depreciation of these assets commences when the assets are ready for their intended use.

The estimated useful lives are as follows:

	Useful Lives
Building and building improvements	5 to 20 years
Production machineries, facilities and equipment	2 to 10 years
Motor vehicles	2 to 4 years
Mold and tooling	Unit-of-production
Leasehold improvements	Shorter of the estimated useful life or lease term

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(CONTINUED)*

(i)   **Property, plant and equipment, net** *(Continued)*

The cost of maintenance and repairs is expensed as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment is capitalized as additions to the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation and amortization are removed from their respective accounts, and any gain or loss on such sale or disposal is reflected in the consolidated statements of comprehensive income as "Other operating income, net".

The Group reviews the estimated useful lives and units-of-production for depreciation of its property, plant and equipment on an ongoing basis. In evaluating useful lives and units-of-production, the Group considers how long-lived assets will remain functionally efficient and effective, and the assets' estimated total service capability, given levels of production, competitive factors, and the economic environment. If the assessment indicates that the assets will continue to be used for a shorter or longer period than previously anticipated, or the estimated level of production changes, the useful life or unit-of-production of the assets is revised, resulting in a change in estimate. Changes in estimates are accounted for on a prospective basis by depreciating the assets' current carrying values over their revised remaining useful lives or revised units-of-production. For the year ended December 31, 2025, the Group completed an assessment of the estimated units-of-production of certain mold and tooling, which can only be used for production of certain vehicle products. The Company's assessment in 2025, which considered the cessation or upgrade of certain vehicle production, resulted in the Company changing its estimates of the production volume of certain mold and tooling. As a result of these changes in estimates, which are accounted for on a prospective basis, and the Group recorded an increase in depreciation expense of RMB851,457 for the year ended December 31, 2025.

(j)   **Intangible assets, net**

Finite-lived intangible assets are carried at cost less accumulated amortization and impairment, if any. Finite-lived intangible assets are amortized using the straight-line method over the estimated useful lives as below:

	Useful Lives
Software, Patents and licenses	2 to 10 years

The Group estimates the useful life of the software and patents based on the contract terms, expected technical obsolescence and innovations and industry experience of such intangible assets.

Intangible assets that have indefinite useful life represent the automotive manufacturing permission and the insurance agent license, which are carried at cost less any subsequent impairment loss. The automotive manufacturing permission is necessary to produce the passenger vehicles. No useful life was determined in the contract terms when the Group acquired the automotive manufacturing permission and the insurance agent license. The Group expects that the permission and the license are unlikely to be terminated based on industry experience and will continue to contribute revenue in the future. The Group believes, based upon regulatory precedent, that the automotive manufacturing permission maintenance and required license renewals (as approved by government authorities) are normal activities, thus providing the basis for the indefinite life assumption.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(CONTINUED)*

(k)   **Goodwill**

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination. Goodwill is not amortized but is tested for impairment on an annual basis, as of December 31, or more frequently if events or changes in circumstances indicate that it might be impaired.

The Group first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount. Fair value is estimated by the Group using the income approach which is based on the present value of the estimated future cash flows that the reporting unit is expected to generate over its remaining life. Cash flow projections were based on the Group's estimates of revenue growth rates, profitability, and the discount rate. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. No impairment loss of goodwill was recognized for the years ended December 31, 2024 and 2025.

(l)   **Impairment of long-lived assets other than goodwill**

The Group evaluates property, plant and equipment and intangible assets with definite lives for impairment, whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate the carrying value of an asset (or asset group) may not be recoverable in accordance with ASC 360 "Property, Plant and Equipment". The Group measures the carrying amount of long-lived assets against the estimated undiscounted future cash flows associated with it. An impairment exists when the estimated undiscounted future cash flows are less than the carrying value of the asset (or asset group) being evaluated. Impairment loss is calculated as the amount by which the carrying value of the asset (or asset group) exceeds its fair value. No impairment loss of long-lived assets was recognized for the years ended December 31, 2024 and 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(l)   Impairment of long-lived assets other than goodwill *(Continued)*

Intangible assets with indefinite lives are tested for impairment at least annually and more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired in accordance with ASC 350 "Intangibles – Goodwill and Other". The Group first performs a qualitative assessment to assess all relevant events and circumstances that could affect the significant inputs used to determine the fair value of the indefinite-lived intangible asset. If after performing the qualitative assessment, the Group determines that it is more likely than not that the indefinite-lived intangible asset is impaired, the Group calculates the fair value using a discounted cash flow method of the intangible asset and perform the quantitative impairment test by comparing the fair value of the asset with its carrying amount. Inherent in development of cash flow projections are highly subjective assumptions and estimates derived from a review of the Group's operating results, business plan forecasts, expected growth rates, and cost of capital, similar to those a market participant would use to assess fair value. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, the Group recognizes an impairment loss in an amount equal to that excess. No impairment loss of indefinite-lived intangible assets was recognized for the years ended December 31, 2024 and 2025.

(m)   Long-term investments

Long-term investments are comprised of investments in publicly traded companies, privately-held companies and private equity funds, as well as long-term time deposits and long-term financial instruments.

Equity investments

Equity securities not accounted for using the equity method are carried at fair value with gains and losses recorded in the consolidated statements of comprehensive income as "Interest income and investment income, net", according to ASC 321 "Investments – Equity Securities".

The Group elected to record investments in privately held companies using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. For equity investments in private equity funds, over which the group does not have the ability to exercise significant influence, are measured using the net asset value per share based on the practical expedient ("NAV practical expedient") in ASC 820, Fair Value Measurements and Disclosures ("ASC 820"). These equity investments are subject to periodic impairment reviews. The impairment analysis considers both qualitative and quantitative factors that may have a significant effect on the fair value of these equity securities.

Equity investments with readily determinable fair values are measured and recorded at fair value using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level I of fair value measurements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(m) Long-term investments *(Continued)*

Equity investments (Continued)

Investments in entities over which the Group can exercise significant influence and hold an investment in common shares or in-substance common shares (or both) of the investee but do not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323 "Investment – Equity Method and Joint Ventures" ("ASC 323"). Under the equity method, the Group initially records its investments at cost and the difference between the cost of the equity investee and the fair value of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill, which is included in long-term investments on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investments to recognize its proportionate share of each equity investee's net income or loss into earnings after the date of investment and its share of equity investee's movement in accumulated other comprehensive income or loss in other comprehensive (loss)/income. The Group evaluates the equity method investments for impairment under ASC 323. An impairment loss on the equity method investments is recognized in earnings when the decline in value is determined to be other-than-temporary. The Group performs an impairment assessment of its equity method investments whenever events or changes in circumstances indicate that the carrying value of the investment may not be fully recoverable. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still unclear, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments. No impairment of equity method investments was recognized for the years ended December 31, 2024 and 2025.

Long-term time deposits

Long-term time deposits are those balances placed with the banks with original maturities longer than one year.

Long-term financial instruments

Long-term financial instruments are investments in financial instruments with variable interest rates and maturity dates greater than one year. The Group elected the fair value method at the date of initial recognition and carried these investments subsequently at fair value. Fair value is estimated based on quoted prices provided by financial institutions at the end of each period. Changes in the fair value are reflected in the consolidated statements of comprehensive income as "Interest income and investment income, net."

(n) Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIEs and VIEs' subsidiaries of the Group make contributions to the government for these benefits based on certain percentages of the employees' salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. For the years ended December 31, 2024 and 2025, there are no forfeited contribution that may be used by the Group as the employer to reduce the existing level of contributions. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB2,508,000 and RMB2,694,257 for the years ended December 31, 2024 and 2025, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(o)   Product warranties

The Group generally provides product warranties mainly on vehicles based on the contracts with its customers at the time of sale of vehicles. The Group accrues a warranty reserve for the vehicles sold by multiplying the expected unit costs for warranty services by the sales volume, which includes the best estimate of projected costs to repair or replace items under warranties and recalls when identified. These estimates are made primarily based on actual claims incurred to date and the estimates of the nature, frequency and average costs of future claims. These estimates are inherently uncertain given the Group's relatively short history of sales, and changes to the historical or projected warranty experience may cause material changes to the warranty reserve in the future. The portion of the warranty reserve expected to be incurred within the next 12 months is included within the accruals and other current liabilities while the remaining balance is included within other non-current liabilities in the consolidated balance sheets. Warranty cost is recorded as a component of cost of sales in the consolidated statements of comprehensive income. The Group reevaluates the adequacy of the warranty accrual on a regular basis.

The Group recognizes the benefit from a recovery of the costs associated with the warranty when specifics of the recovery have been agreed with the Group's suppliers and the amount of the recovery is virtually certain.

The Group does not consider standard warranty as being a separate performance obligation as it is intended to provide assurance that a product complies with agreed-upon specifications and is not viewed as a distinct obligation. Accordingly, standard warranty is accounted for in accordance with ASC 460 "Guarantees". The Group also provides extended warranty for certain vehicle. The extended warranty is an incremental service offered to customers and is considered a separate performance obligation distinct from other promises and is accounted for in accordance with ASC 606 "Revenue from Contracts with Customers".

The accrued warranty activity consists of the following:

	For the Year Ended December 31,	
	2024	2025
Accrued warranty at beginning of the year	3,251,112	5,159,787
Warranty cost incurred	(289,592)	(747,272)
Provision for warranty[1]	2,198,267	2,733,383
Accrued warranty at end of the year	5,159,787	7,145,898
Including: Accrued warranty, current	518,441	1,602,897
Accrued warranty, non-current	4,641,346	5,543,001

(1)   In November 2025, the Group initiated voluntary recall of 11,411 of 2024 Li MEGA. In addition to product warranties, the Group recognized the estimated costs of the recall in 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(p)   Revenue recognition

Revenues of the Group are primarily derived from sales of vehicles, along with multiple distinct performance obligations within each sale of vehicle, as well as other sales and services which are sold or provided separately which include providing non-warranty after-sales services, sales of charging stalls, goods from online store, parts and accessories, sales of Li Plus Membership, commission service and customer loyalty points offered to customers in connection with the purchase of vehicles.

Revenue is recognized when or as the control of the goods or services is transferred to a customer. Depending on the terms of the contract and the laws that apply to the contract, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group's performance:

•   provides all of the benefits received and consumed simultaneously by the customer;

•   creates and enhances an asset that the customer controls as the Group performs; or

•   does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgments on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the balance sheets as a contract asset or a contract liability, depending on the relationship between the entity's performance and the customer's payment.

A contract asset is the Group's right to consideration in exchange for goods and services that the Group has transferred to a customer. A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is earlier). A contract liability is the Group's obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

   (p)   **Revenue recognition** *(Continued)*

   Vehicle sales

   The Group generates revenue from sales of vehicles, together with a number of embedded products and services through a contract. There are multiple distinct performance obligations explicitly stated in the sales contracts including sales of vehicles, charging stalls, vehicle internet connection services, over-the-air upgrades (or "OTA upgrades"), Li Plus Membership, certain products and initial owner extended warranty.

   The revenue for sales of the vehicles, charging stalls and certain products are recognized at a point in time when the control is transferred to the customer. For the vehicle internet connection service and OTA upgrades, the Group recognizes the revenue using a straight-line method over the service period. As for the initial owner extended warranty, the Group recognizes the revenue over time based on a straight-line method over the extended warranty period initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available.

   The Group records a contract liability as deferred revenue regarding the unperformed obligations when cash is received.

   After-sales services

   The Group also provides the after-sales repair and maintenance services and the revenues are recognized at a point in time when the relevant service is delivered.

   Sales of charging stalls, goods from online store, parts and accessories

   The Group sells charging stalls, goods from online store, parts and accessories along with vehicle sales or separately. The revenue are recognized at a point in time when the charging stalls are installed and goods, parts and accessories are delivered to the customer.

   Sales of Li Plus Membership

   The Group also sells the Li Plus Membership to enrich the ownership experience of customers. Total Li Plus Membership fee is allocated to each performance obligation, mainly including after-sales repair and maintenance services and vehicle internet connection services, based on the relative estimated standalone selling price. And the revenue for each performance obligation is recognized either over the service period or at a point in time when the relevant goods or service is delivered or when the membership is expired, whichever is earlier.

   Commission service

   The Group also facilitates customer use of auto-financing products and services offered by banks and insurance companies. The commission service fee is recognized at a point in time when the relevant facilitation service is rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(p)   Revenue recognition *(Continued)*

Customer loyalty points

The Group offers customer loyalty points, which can be used in the Group's online store to redeem the Group's merchandise or services. The Group determines the value of each customer loyalty point based on cost of the Group's merchandise or service that can be obtained through redemption of customer loyalty points.

The Group concludes the customer loyalty points offered to customers in connection with the purchase of vehicles is a material right and is considered as a separate performance obligation. The amount allocated to the customer loyalty points as separate performance obligation is recorded as deferred revenue and revenue is recognized when the customer loyalty points are used or expired.

To encourage user engagement and generate market awareness, customers or users of the Group's mobile application can also obtain customer loyalty points through referring new customers to purchase the vehicles. The Group accounts for such points as selling and marketing expenses with a corresponding liability recorded under accruals and other current liabilities upon the points offering.

Practical expedients and exemptions

The Group follows the guidance on immaterial promises when identifying performance obligations in the vehicle sales contracts and concludes certain services, including lifetime roadside assistance, are not material performance obligations considering these services are not critical items.

Considering the result of the qualitative assessment and the quantitative estimate, the Group concluded not to assess whether promises are performance obligation if they are immaterial in the context of the contract and the relative stand-alone fair value individually and in aggregate is immaterial to reported consolidated results.

(q)   Cost of sales

Vehicle sales

Cost of vehicle sales consists of direct production and material costs, labor costs, manufacturing overhead (including depreciation of assets associated with the production), shipping and logistic costs, reserves for estimated warranty costs and consumption tax and related surcharge. The cost of sales also includes adjustments to warranty costs and charges to write down the carrying value of the inventory when it exceeds its estimated net realizable value or the inventory is either obsolete or in excess of forecasted demand, losses on inventory purchase commitments as well as impairment charges of manufacturing property, plant and equipment.

Other sales and services

Cost of other sales and services generally includes costs associated with providing non-warranty after-sales services, cost of goods from online stores, parts and accessories, costs of charging stalls, vehicle internet connection costs, and shipping and logistic costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(r)   Research and development expenses

Research and development ("R&D") expenses are primarily comprised of salaries, bonuses, benefits and share-based compensation expenses for those employees engaged in research, design and development activities, consultation fees, validation and testing fees, and other expenses that are directly attributable to the development of new technologies and products, depreciation and amortization of equipment and software of R&D activities and other expenses. R&D costs are expensed as incurred, except for certain costs associated with developing internal-use software when such costs are incurred within the application development stage of software development.

(s)   Selling and marketing expenses

Selling and marketing expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for sales and marketing personnel, marketing and promotional expenses, rental and other expenses associated with sales and servicing network. Advertising, marketing and promotional expenses are expensed as incurred and totaled RMB1,576,325 and RMB1,601,474 for the years ended December 31, 2024 and 2025, respectively.

(t)   General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses, benefits and share-based compensation expenses for employees involved in general corporate functions, professional service fees, depreciation and amortization expenses, rental and other general corporate related expenses. The auditor's remuneration in relation to audit and audit-related services provided for the years ended December 31, 2024 and 2025 were RMB13,180 and RMB13,000, respectively. The auditor's remuneration in relation to non-audit services for the years ended December 31, 2024 and 2025 were RMB1,114 and RMB224, respectively.

(u)   Government grants

The Group receives government subsidies from certain local governments. The Group's government subsidies consist of specific subsidies and other subsidies. Specific subsidies are subsidies that the local government has provided for a specific purpose, such as research and development purpose, construction of production plants and facilities related to manufacturing base. Other subsidies are the subsidies that the local government has not specified its purpose for and are not tied to future trends or performance of the Group, receipt of such subsidy income is not contingent upon any further actions or performance of the Group and the amounts do not have to be refunded under any circumstances.

The government subsidies are recorded when received with no further conditions to be met or certain operating conditions are met for which the grants are intended to compensate. Government subsidies are recognized as a deduction of the carrying amount of the asset or as a reduction of specific costs and expenses for which the grants are intended to compensate when conditions are met.

As of December 31, 2024 and 2025, deferred government grants balance of RMB538,904 and RMB476,047 are recorded in "Accruals and other current liabilities" and "Other non-current liabilities" in the Group's consolidated balance sheets. For the years ended December 31, 2024 and 2025, the Group recognized government grants of approximately RMB1,728,877 and RMB1,609,881, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(v) Fair value

Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be either recorded or disclosed at fair value, the Group considers the principal or most advantageous market in which it would transact, and it also considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 –   Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 –   Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3 –   Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

(w) Share-based compensation

The Company grants share options and RSUs to eligible employees, directors and consultants and accounts for share-based compensation in accordance with ASC 718 "Compensation-Stock Compensation".

Employees' share-based awards granted with service conditions and performance condition, are measured at the grant date fair value. Employees' share-based awards granted with only service conditions are recognized as expenses over the vesting period, using the graded vesting method, net of estimated forfeitures. For performance-based awards, share-based compensation expense is recognized over the expected performance achievement period as the achievement of each performance condition becomes probable.

A change in the terms or conditions of a share-based award, or cancellation of a share-based award accompanied by the concurrent grant of a replacement award is accounted for as a modification (that is, an exchange of the original award for a new award), unless the award's fair value, vesting conditions, and classification as an equity instrument are the same as immediately before and after the change. The compensation costs associated with the modified awards are recognized if either the original vesting condition or the new vesting condition is achieved. The Group recognizes incremental compensation cost for an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(w)   Share-based compensation *(Continued)*

The binomial option-pricing model is used to measure the fair value of share options. The determination of the fair value is affected by the fair value of the ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, risk-free interest rates and expected dividends.

(x)   Taxation

Current income taxes are recorded in accordance with the regulations of the relevant tax jurisdiction. The Group accounts for income taxes under the asset and liability method in accordance with ASC 740 "Income Tax". Under this method, deferred tax assets and liabilities are recognized for the tax consequences attributable to differences between carrying amounts of existing assets and liabilities in the financial statements and their respective tax basis, and operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income as "Income tax benefit/(expense)" in the period of change. The determination of the realizability of deferred tax assets requires judgment in assessing the likelihood of future tax consequences. A number of factors are evaluated in considering whether there is evidence that it is more likely than not that the deferred tax assets will be realized, including whether there will be sufficient taxable profits available during the utilization periods, and tax planning strategies. Valuation allowances are established when necessary to reduce the amount of deferred tax assets if it is considered more likely than not that amount of the deferred tax assets will not be realized.

The Group records liabilities related to uncertain tax positions when, despite the Group's belief that the Group's tax return positions are supportable, the Group believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are classified as income tax expense.

(y)   Leases

The Group accounts for leases in accordance with ASC 842 "Leases" ("ASC 842"), which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(y) Leases *(Continued)*

The Group determines if a contract contains a lease based on whether it has the right to obtain substantially all of the economic benefits from the use of an identified asset which the Group does not own and whether it has the right to direct the use of an identified asset in exchange for consideration. The Group has lease agreements with lease and non-lease components, and has elected to utilize the practical expedient to account for the non-lease components together with the associated lease component as a single combined lease component. Right-of-use assets represent the Group's right to use an underlying asset for the lease term and lease liabilities represent the Group's obligation to make lease payments arising from the lease. Right-of-use assets are recognized as the amount of the lease liability, adjusted for lease incentives received. Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group's incremental borrowing rate ("IBR"), because the interest rate implicit in most of the Group's leases is not readily determinable. The IBR is a hypothetical rate based on the Group's understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis. Lease payments may be fixed or variable, however, only fixed payments or in-substance fixed payments are included in the Group's lease liability calculation. Variable lease payments are recognized in operating expenses in the period in which the obligation for those payments are incurred.

The Group's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The Group has elected not to apply the recognition requirements of ASC 842 to short-term leases, as these leases have a lease term of 12 months or less at commencement date of the lease and do not include options to purchase or renew that the Group is reasonably certain to exercise.

Operating leases are included in operating lease right-of-use assets, current and non-current operating lease liabilities on the Group's consolidated balance sheets. Finance lease assets are included in property, plant and equipment, net and the corresponding finance lease liabilities are included in current and non-current finance lease liabilities on the Group's consolidated balance sheets.

In a sale and leaseback transaction, one party (the seller-lessee) sells an asset it owns to another party (the buyer-lessor) and simultaneously leases back all or a portion of the same asset for all, or part of, the asset's remaining economic life. The seller-lessee transfers legal ownership of the asset to the buyer-lessor in exchange for consideration, and then makes periodic rental payments to the buyer-lessor to retain the use of the asset. The Group applies requirements in ASC 606 "Revenue from contracts with customers" when determining whether the transfer of an asset shall be accounted for as a sale of the asset.

An option for the seller-lessee to repurchase the asset would preclude accounting for the transfer of the asset as a sale of the asset unless both of the following criteria are met:

a.   The exercise price of the option is the fair value of the asset at the time the option is exercised.

b.   There are alternative assets, substantially the same as the transferred asset, readily available in the marketplace.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(CONTINUED)*

(z)   Earnings per share

Basic net earnings per share is computed using the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net earnings is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the earnings.

Diluted net earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period. Potential ordinary shares include ordinary shares issuable upon the exercise of outstanding share options and vesting of restricted share units by using the treasury stock method and ordinary shares issuable upon the conversion of convertible debt using the if-converted method. Potential ordinary shares are not included in the denominator of the diluted net earnings per share calculation when inclusion of such shares would be anti-dilutive.

(aa)   Segment reporting

ASC 280 "Segment Reporting", establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

The Group as a one reportable segment derives revenue from sales of vehicles and embedded products and services, as well as other sales and services which are sold or provided separately, which include providing non-warranty after-sales services, sales of charging stalls, goods from online store, parts and accessories, sales of Li Plus Membership and commission service. Based on the criteria established by ASC 280 "Segment Reporting", chief operating decision maker ("CODM") has been identified as management committee, comprised of chief executive officer, chief financial officer, and certain other members of management team. CODM regularly reviews entity-wide operating results and reviews consolidated revenues and net income when making decisions about allocating resources and assessing performance of the segment, and hence, the Group has only one reportable segment. The accounting policies of the segment are the same as those described in the summary of significant accounting policies.

The primary measure of segment revenue and profitability for the Group's operating segment is considered to be consolidated revenue and net income. Significant segment expenses reviewed by the CODM on a regular basis included within net income include cost of sales, research and development expenses, selling, general and administrative expenses which are separately presented on the Group's consolidated statements of comprehensive income. Other segment items within net income include interest expenses, interest income and investment income, net, others, net and income tax expense.

The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group's long-lived assets are substantially located in the PRC, and the Group's revenues are substantially derived from the PRC, no geographical segment information is presented. The CODM does not review any information regarding total assets on a reportable segment basis.

For the operating results of segment provided to and reviewed by CODM, please refer to the consolidated statements of comprehensive income.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3.   **RECENT ACCOUNTING PRONOUNCEMENTS**

Recently adopted accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity's effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. This ASU results in the required additional disclosures being included in the consolidated financial statements, once adopted. The Group adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 21, Taxation for the inclusion of new disclosures required.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Adoption of this ASU can either be applied prospectively to consolidated financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is also permitted. The Group is in the process of evaluating the impact of the new guidance. This ASU will likely result in the required additional disclosures being included in the Group's consolidated financial statements, once adopted.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses for Accounts Receivable and Contract Assets. The ASU provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, as follows. In developing reasonable and supportable forecasts as part of estimating expected credit losses, all entities may elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40). The ASU removes all references to prescriptive and sequential software development stages (referred to as "project stages") throughout Subtopic 350-40. Therefore, an entity is required to start capitalizing software costs when both of the following occur: 1) Management has authorized and committed to funding the software project; 2) It is probable that the project will be completed and the software will be used to perform the function intended (referred to as the "probable-to-complete recognition threshold"). In evaluating the probable-to-complete recognition threshold, an entity is required to consider whether there is significant uncertainty associated with the development activities of the software. The amendments in this Update are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

3. **RECENT ACCOUNTING PRONOUNCEMENTS** *(CONTINUED)*

   Recently issued accounting pronouncements not yet adopted *(Continued)*

   In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832). The amendments in this Update establish the accounting for a government grant received by a business entity, including guidance for (1) a grant related to an asset and (2) a grant related to income. The ASU requires that a business entity present a grant related to income and a grant related to an asset for which the deferred income approach is elected as part of earnings either (1) separately under a general heading such as other income or (2) deducted from the related expense. In addition, consistent with current disclosure requirements, it requires that a business entity provide disclosures, including the nature of the government grant received, the accounting policies used to account for the grant, and significant terms and conditions of the grant. The amendments in this Update are effective for annual reporting periods beginning after December 15, 2028, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Group is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

4. **CONCENTRATION AND RISKS**

   (a) **Concentration of credit risk**

   Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. As of December 31, 2024 and 2025, most of the Group's cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments were held by major financial institutions located in the PRC and Hong Kong which management believes are of high credit quality. On May 1, 2015, China's new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group's accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these financial institutions is remote. The Group expects that there is no significant credit risk associated with cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments which are held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries and the VIEs and the VIEs' subsidiaries are located. The Group believes that it is not exposed to unusual risks as these financial institutions have high credit quality. The Group has no significant concentrations of credit risk with respect to the assets mentioned above.

   The Group relies on a limited number of third parties to provide payment processing services ("payment service providers") to collect amounts due from customers. Payment service providers are financial institutions, credit card companies and mobile payment platforms such as Alipay and WeChat Pay, which the Group believes are of high credit quality.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

4. CONCENTRATION AND RISKS *(CONTINUED)*

(b)   Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies and, in certain cases, the remittance of currency out of PRC. The Group's cash and cash equivalents, restricted cash, time deposits and short-term investments, long-term time deposits and long-term financial instruments that are subject to such government controls amounted to RMB100,750,399 and RMB79,554,122 as of December 31, 2024 and 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People's Bank of China (the "PBOC"). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

(c)   Foreign currency exchange rate risk

The Group's reporting currency is the Renminbi ("RMB"). The functional currencies of the Company and its subsidiaries which are incorporated in Hong Kong and Singapore are United States dollars ("US$"). The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China's political and economic conditions and by China's foreign exchange policies, among other things. The depreciation of the RMB against the US$ was approximately 1.5% for the year ended December 31, 2024. The appreciation of the RMB against the US$ was approximately 2.2% for the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

(d)   Concentration of customers and suppliers

There are no customers nor suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the year ended December 31, 2024. And there are no customers and one supplier from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the year ended December 31, 2025.

5. TIME DEPOSITS AND SHORT-TERM INVESTMENTS

The Group's time deposits and short-term investments consist of the following:

	As of December 31,	
	2024	2025
Short-term time deposits	40,822,387	38,167,346
Short-term financial instruments	6,082,161	6,164,061
Total	46,904,548	44,331,407

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

6. TRADE RECEIVABLE, NET

An aging analysis of the trade receivable based on the recognition date and net of credit loss, is as follows:

	As of December 31,	
	2024	2025
Within 3 months	75,719	107,501
Between 3 months and 6 months	50,223	9,533
Between 6 months and 1 year	904	2,183
More than 1 year	8,266	606
Total	135,112	119,823

7. INVENTORIES

Inventories consist of the following:

	As of December 31,	
	2024	2025
Finished products		
Vehicles	5,160,670	4,841,667
Other finished products	648,000	826,338
Raw materials and work in process	2,426,473	3,250,309
Inventories	8,235,143	8,918,314
Inventory valuation allowance	(49,539)	(165,875)
Inventories, net	8,185,604	8,752,439

Finished products primarily include vehicles ready for sale, spare parts, goods for online store and accessories.

Raw materials primarily consist of materials for volume production and work in process, mainly including materials in production, which will be transferred into production cost when incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

8.   **PROPERTY, PLANT AND EQUIPMENT, NET**

Property, plant and equipment, net consist of the following:

	As of December 31,	
	2024	2025
Production machineries, facilities and equipment	9,171,888	12,525,627
Mold and tooling	5,297,297	7,285,856
Building and building improvements	4,752,426	6,432,742
Construction in process	3,293,537	921,617
Leasehold improvements	2,803,507	3,387,938
Motor vehicles	2,143,894	2,482,091
Total	27,462,549	33,035,871
Less: Accumulated depreciation	(6,294,080)	(10,233,542)
Less: Accumulated impairment loss	(27,536)	(27,391)
Total property, plant and equipment, net	21,140,933	22,774,938

The Group recorded depreciation expenses of RMB2,994,826 and RMB4,525,501 for the years ended December 31, 2024 and 2025, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

9.   INTANGIBLE ASSETS, NET

Intangible assets, net consist of the following:

	As of December 31,	
	2024	2025
Automotive Manufacturing Permission	647,174	647,174
Insurance Agent License	35,000	35,000
Indefinite-lived intangible assets, net	682,174	682,174
Software	338,044	441,290
Patents and licenses	694	248,825
Finite-lived intangible assets	338,738	690,115
Less: Accumulated amortization		
Software	(105,267)	(150,476)
Patents	(694)	(29,839)
Accumulated amortization	(105,961)	(180,315)
Finite-lived intangible assets, net	232,777	509,800
Total intangible assets, net	914,951	1,191,974

The Group recorded amortization expenses of RMB28,940 and RMB74,403 for the years ended December 31, 2024 and 2025, respectively.

As of December 31, 2025, amortization expenses related to intangible assets for future periods are estimated to be as follows:

	For the Year Ending December 31,
2026	161,934
2027	141,673
2028	38,368
2029	37,190
2030 and thereafter	130,635
Total	509,800

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. **LEASES**

Operating leases of the Group mainly include land use rights and leases of offices, retail stores, charging stations and delivery and servicing centers and the finance lease was lease of certain offices and manufacturing base production plants.

The components of lease expenses were as follows:

	For the Year Ended December 31,	
	2024	2025
Lease cost		
Finance lease cost:		
Amortization of assets	31,512	**36,168**
Interest of lease liabilities	32,985	**19,738**
Operating lease cost	1,611,726	**1,863,772**
Short-term lease cost	146,184	**229,746**
Total	1,822,407	**2,149,424**

Supplemental information related to leases was as follows (in thousands, except lease terms and discount rate):

	For the Year Ended December 31,	
	2024	2025
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows payments for operating leases	1,627,155	**1,963,912**
Operating cash flows payments for finance leases	6,000	**56,637**
Financing cash flows payments for finance leases	–	**664,038**
Right-of-use assets obtained in exchange for lease liabilities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	3,381,451	**2,321,749**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

10. LEASES *(CONTINUED)*

	As of December 31,	
	2024	**2025**
Operating Leases		
Land use rights, net	1,521,107	**1,509,017**
Operating lease right-of-use assets, net (excluding land use rights)	6,802,856	**7,590,296**
Total operating lease right-of-use assets, net	8,323,963	**9,099,313**
Operating lease liabilities, current	1,438,092	**1,690,356**
Operating lease liabilities, non-current	5,735,738	**6,258,957**
Total operating lease liabilities	7,173,830	**7,949,313**

	As of December 31,	
	2024	**2025**
Finance Leases		
Property, plant and equipment, net	759,259	**282,080**
Total finance lease assets, net	759,259	**282,080**
Finance lease liabilities, current	95,205	**–**
Finance lease liabilities, non-current	642,984	**348,506**
Total finance lease liabilities	738,189	**348,506**

	As of December 31,	
	2024	**2025**
Weighted-average remaining lease term		
Land use rights	45 years	**44 years**
Operating leases	7 years	**7 years**
Finance leases	4 years	**3 years**
Weighted-average discount rate		
Land use rights	3.3%	**3.3%**
Operating leases	4.8%	**3.9%**
Finance leases	6.9%	**3.3%**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

10. LEASES *(CONTINUED)*

Maturities of lease liabilities were as follows:

	For the Year Ending December 31,	
	Operating Leases	Finance Leases
2026	1,944,216	–
2027	1,565,223	–
2028	1,371,380	408,642
2029	1,074,899	–
2030	838,734	–
Thereafter	2,187,470	–
Total undiscounted lease payments	8,981,922	408,642
Less: imputed interest	(1,032,609)	(60,136)
Total lease liabilities	7,949,313	348,506

11. LONG-TERM INVESTMENTS

The Group's long-term investments consist of the following:

	As of December 31,	
	2024	2025
Equity investments:		
Equity securities without readily determinable fair values using the measurement alternative	708,124	742,314
Equity securities without readily determinable fair values using the NAV practical expedient	72,434	91,464
Equity securities with readily determinable fair values	140,985	14,894
Equity investments accounted for using the equity method	1,354	–
Total	922,897	848,672

Equity securities without readily determinable fair values
Equity securities without readily determinable fair values represent investments in privately-held companies and private equity funds with no readily determinable fair value.

No impairment loss of equity securities without readily determinable fair values were recorded in "Interest income and investment income, net" in the consolidated statements of comprehensive income for the years ended December 31, 2024 and 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

11.   LONG-TERM INVESTMENTS (CONTINUED)

Equity securities with readily determinable fair values

Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value.

For equity securities with readily determinable fair values, net unrealized losses of RMB150,880 and net unrealized losses of RMB29,073 were recorded for the years ended December 31, 2024 and 2025, respectively, in "Interest income and investment income, net" in the consolidated statements of comprehensive income.

12.   BORROWINGS

Borrowings consist of the following:

	As of December 31,	
	2024	2025
Short-term borrowings:		
Convertible debt[1]	–	**5,982,366**
Secured borrowing[2]	181,102	**235,379**
Credit guaranteed borrowing[3]	100,000	**–**
Total short-term borrowings [4]	281,102	**6,217,745**

	As of December 31,	
	2024	2025
Long-term borrowings:		
Secured borrowing[2]	1,896,701	**3,299,203**
Convertible debt[1]	6,254,897	**–**
Total long-term borrowings	8,151,598	**3,299,203**
Total borrowings	8,432,700	**9,516,948**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12.   BORROWINGS *(CONTINUED)*

(1)   In April 2021, the Company issued and sold convertible debt in an aggregate principal of US$862,500 through a private placement. The convertible debt will mature in 2028, bearing the interest at a rate of 0.25% per annum. The related interest is payable semi-annually in arrears on May 1 and November 1 of each year, beginning on November 1, 2021. The net proceeds from this offering were approximately US$844,876, equivalent to RMB5,533,238.

The convertible debt may be converted, at an initial conversion rate of 35.2818 American depositary shares (the "ADSs") per US$1,000 principal amount (which represents an initial conversion price of approximately US$28.34 per ADS) at each holder's option at any time on or after November 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date of May 1, 2028. Upon conversion, the Company will pay or deliver to such converting holders, as the case may be, either cash, ADSs, or a combination of cash and ADSs, at its election.

The initial conversion price of US$28.34 per ADS, or US$14.17 per Class A ordinary share (the latter represents the effective cost per Class A Ordinary Share), represents a discount of approximately 26.56% to the maximum Public Offer Price of HK$150.00 per Class A Ordinary Share. The initial conversion rate may be adjusted in certain circumstances, including but not limited to when the Company effects a share split or share combination. As of December 31, 2025, no adjustment had been made to the initial conversion rate.

Holders of the convertible debt have the rights to require the Company to repurchase all or a portion for their convertible debt on May 1, 2024 and May 1, 2026 or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the convertible debt to be repurchased, plus accrued and unpaid interest. As of December 31, 2025, none were surrendered for repurchase pursuant to holders' put right and US$862,500 aggregate principal amount of the convertible debt remain outstanding and continue to be subject to the existing terms of the convertible debt.

The Company accounted for the convertible debt as a single instrument measured at its amortized cost as borrowings on the consolidated balance sheets. The convertible debt was classified as short-term or long-term borrowing based on the length of time between the reporting date and date of early redemption right by the holders. The issuance costs were recorded as an adjustment to the borrowings and are amortized as interest expense using the effective interest method with an effective interest rate of 0.55% per annum over the contractual life to the maturity date (i.e., May 1, 2028). For the years ended December 31, 2024 and 2025, the convertible debt related interest expense was RMB33,451 and RMB33,547, respectively. As of December 31, 2024 and 2025, the principal amount of the convertible debt was RMB6,316,519 and RMB6,023,614, and the unamortized debt issuance cost was RMB61,622 and RMB41,248, respectively.

(2)   As of December 31, 2024, the Group obtained secured borrowing from certain banks with a total principal of RMB2,077,803. The annual interest rate of these borrowings is approximately 5-year Loan Prime Rate ("LPR") minus 0.80%. The borrowings are repayable in installment according to the agreement, with the last maturity date at June 21, 2034. The borrowings are denominated in RMB.

As of December 31, 2025, the Group obtained secured borrowing from certain banks with a total principal of RMB3,534,582. The annual interest rate of these borrowings ranged from 5-year LPR minus 0.81% to 5-year LPR minus 0.65%. The borrowings are repayable in installment according to the agreement, with the last maturity date ranging from June 21, 2034 to February 13, 2037. The borrowings are denominated in RMB. As of December 31, 2025, a total of RMB6,108,382 was undrawn and available under the secured borrowing.

The borrowings are pledged by certain production plants and land use rights of the Group as of December 31, 2024 and 2025. The borrowings contain covenants which includes limitations on certain asset sales, requirements to maintain current assets and maintain financial assets on the specific account and requirement on certain financial ratios. The Group is in compliance with all of the loan covenants as of December 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

12. BORROWINGS *(CONTINUED)*

(3)   As of December 31, 2024, the Group obtained credit guaranteed borrowing from one bank with a total principal of RMB100,000. The annual interest rate of this borrowing was approximately 1-year LPR minus 1.01%. The maturity date was July 26, 2025. The borrowing is denominated in RMB. As of December 31, 2025, these borrowings were fully repaid upon maturity.

The borrowings are guaranteed by a subsidiary of the Group as of December 31, 2024. No credit guaranteed borrowing as of December 31, 2024 contain covenants.

(4)   As of December 31, 2024 and 2025, the weighted average interest rate on short-term borrowings excluding convertible debt was 2.64% and 2.72%.

The following table summarizes the aggregate repayment schedule of the Group's borrowings, excluding convertible debt:

	For the Year Ending December 31,
2026	235,379
2027	282,886
2028	429,949
2029	465,171
2030	465,171
Thereafter	1,656,026

13. TRADE AND NOTES PAYABLE

Trade and notes payable consist of the following:

	As of December 31,	
	2024	2025
Trade payable for raw materials	40,041,977	23,713,783
Notes payable[1]	13,554,217	16,865,436
Total	53,596,194	40,579,219

(1)   Certain banks offer supply chain financing channels to the Group's suppliers. In connection with this program, the Group issues notes to participating suppliers which can elect to assign such notes, at a discount, to the banks for payment at or before the maturity of each note. The maturity of each note is consistent with the original supplier payment terms. The Group incurs insignificant bank service fees in connection with this arrangement. All terms related to the Group's payment obligations to participating suppliers (which may be assigned to the banks) remain unchanged as part of this program. The outstanding amount of the Group's supply chain financing channels program as of December 31, 2024 and 2025 were nil and RMB484,607, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

13. **TRADE AND NOTES PAYABLE** *(CONTINUED)*

An aging analysis of the trade and notes payable as at December 31, 2024 and 2025 is as follow. The aging analysis is based on the time of recognizing the purchase of materials and goods or accepting services.

	As of December 31,	
	2024	2025
Within 3 months	32,471,247	26,797,558
Between 3 months and 6 months	20,387,075	7,268,802
Between 6 months and 1 year	711,292	6,496,892
More than 1 year	26,580	15,967
Total	53,596,194	40,579,219

14. **ACCRUALS AND OTHER CURRENT LIABILITIES**

Accruals and other current liabilities consist of the following:

	As of December 31,	
	2024	2025
Payables for purchase of property, plant and equipment	2,194,389	3,756,574
Payables for research and development expenses	1,091,142	1,711,162
Tax payable	2,426,297	1,645,982
Accrued warranty, current	518,441	1,602,897
Salaries and benefits payable	1,739,141	1,227,541
Payables for marketing and promotional expenses	652,140	847,408
Payables for logistics expenses	639,890	598,777
Accrued costs of purchase commitments relating to inventory and technical authorization fee	1,130,994	258,166
Deposits from vendors	114,790	151,552
Advances from customers	8,485	3,935
Other payables	1,881,613	1,608,266
Total	12,397,322	13,412,260

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

15.   OTHER NON-CURRENT LIABILITIES

Other non-current liabilities consist of the following:

	As of December 31,	
	2024	2025
Accrued warranty, non-current	4,641,346	5,543,001
Payables for purchase of property, plant and equipment, non-current	536,514	270,650
Deferred government grants, non-current	451,736	437,952
Other payables	67,354	133,767
Total	5,696,950	6,385,370

16.   REVENUE DISAGGREGATION

Revenue by timing of recognition is analyzed as follows:

	For the Year Ended December 31,	
	2024	2025
Revenue recognized at a point in time	144,108,738	111,902,293
Including: Vehicle sales	138,538,092	106,683,100
Other sales and services	5,570,646	5,219,193
Revenue recognized over time	351,208	410,218
Total	144,459,946	112,312,511

Revenues arising from vehicle sales are recognized at a point in time when the control of the products are transferred to the customers. Revenues from other sales and services which are recognized at a point in time primarily include (i) non-warranty after-sales services, (ii) sales of charging stalls, goods from online store, parts and accessories, (iii) certain services under the Li Plus Membership, and (iv) commission service fee. In such instances, revenues are recognized at a point in time when the control of the products and services are transferred to the customers.

Certain revenue arising from other sales and services is recognized over time, primarily including vehicle internet connection services, OTA upgrades and certain services under the Li Plus Membership.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

17. DEFERRED REVENUE

The following table includes a rollforward of the deferred revenue balance for each year presented:

	For the Year Ended December 31,	
	2024	2025
Deferred revenue – at beginning of the year	2,337,761	2,117,020
Additions	142,727,719	110,110,409
Recognition	(142,948,460)	(109,981,266)
Deferred revenue – at end of the year	2,117,020	2,246,163
Including: Deferred revenue, current	1,396,489	1,621,429
Deferred revenue, non-current	720,531	624,734

Deferred revenue represents contract liabilities allocated to the performance obligations that are unsatisfied, or partially satisfied which primarily resulted from undelivered vehicles, customer loyalty points offered in connection with the purchase of our vehicles, uninstalled charging stalls and other performance obligations identified in the vehicle sales contracts. As of December 31, 2024, the Group's total deferred revenue was RMB2,117,020, of which RMB1,329,560 was recognized as revenues for the year ended December 31, 2025. Of the total deferred revenue balance as of December 31, 2025, RMB1,621,429 is expected to be recognized in the next 12 months. The remaining balance of RMB624,734 will be recognized at the time of transfer of control of the product and services or over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation.

18. ORDINARY SHARES

In April 2017, the Company was incorporated as a limited liability company in the Cayman Islands. In July 2019, the Company became the holding company of the Group pursuant to the reorganization in 2019. In connection with the reorganization and issuance of Series C convertible redeemable preferred shares, 3,830,157,186 authorized shares of the Company were designated as Class A Ordinary Shares, and 240,000,000 authorized shares were designated as Class B ordinary shares. Each Class A Ordinary Share is entitled to one vote, and is not convertible into Class B Ordinary Shares under any circumstances. Each Class B Ordinary Share is entitled to ten votes, subject to certain conditions, and is convertible into one Class A Ordinary Share at any time by the holder thereof.

In August 2020, the Company completed its US IPO and 190,000,000 Class A Ordinary Shares were issued with proceeds of US$1,042,137, net of underwriter commissions and relevant offering expenses. Concurrently with completion of the IPO, 66,086,955 Class A Ordinary Shares were issued for a consideration of US$380,000. On August 7, 2020, the Company issued an additional 28,500,000 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of US$157,320.

All of the Preferred Shares (other than those beneficially owned by Mr. Li Xiang, the founder and the CEO of the Company) were automatically converted to 1,045,789,275 Class A Ordinary Shares immediately upon the completion of the IPO. Concurrently, all Preferred Shares beneficially owned by Mr. Li Xiang were automatically converted to 115,812,080 Class B Ordinary Shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

18.　ORDINARY SHARES *(CONTINUED)*

In December 2020, the Company completed a follow-on offering of 108,100,000 Class A Ordinary Shares, which included 14,100,000 Class A Ordinary Shares issued in connection with the underwriters' full exercise of their over-allotment option.

In May 2021, the Company issued 108,557,400 Class B Ordinary Shares as treasury shares to Mr. Li Xiang, the Company's founder and chief executive officer, pursuant to the Company's 2021 Share Incentive Plan.

In August 2021, the Company completed its HK IPO and 100,000,000 Class A Ordinary Shares were issued with proceeds of HK$11,633,130, net of underwriter commissions and relevant offering expenses. In September 2021, the Company issued an additional 13,869,700 Class A Ordinary Shares upon the exercise of underwriters' over-allotment option for a consideration of HK$1,634,462.

On June 28, 2022, the Company filed a prospectus supplement in the United States to sell up to an aggregate of US$2,000,000 of ADSs, each representing two Class A ordinary shares, through the ATM Offering on the Nasdaq Global Select Market. On September 27, 2023, the Company terminated the equity distribution agreement dated June 28, 2022 between the Company and certain sales agents in connection with the ATM Offering, effective immediately after the close of business on the same day, U.S. Eastern Time. The Company terminated the ATM Offering because it does not intend to further raise additional capital or sell additional securities under the ATM Offering. Under the ATM Offering, a total of 27,004,858 Class A ordinary shares were legally issued and the proceeds has been received by the Company.

As of December 31, 2025, the Company issued 82,162,000 Class A Ordinary Shares as treasury shares for future exercise of share options and vesting of RSUs. As of December 31, 2025, 37,540,734 share options that fulfilled the vesting conditions were exercised and 39,963,496 RSUs that fulfilled the vesting conditions were vested.

As of December 31, 2024 and 2025, the Company had issued and outstanding ordinary shares of 2,007,706,522 and 2,027,667,098.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

19. **EARNINGS PER SHARE**

Basic and diluted net earnings per share have been calculated in accordance with ASC 260 "Earnings Per Share" for the years ended December 31, 2024 and 2025 as follows:

	For the Year Ended December 31,	
	2024	**2025**
Numerator:		
Net income attributable to ordinary shareholders of Li Auto Inc.	8,032,350	**1,124,438**
Dilution effect arising from convertible debt	33,451	**33,547**
Net income attributable to ordinary shareholders of Li Auto Inc. for computing diluted net earnings per share	8,065,801	**1,157,985**
Denominator:		
Weighted average ordinary shares outstanding – basic	1,993,191,951	**2,015,070,194**
Effects of dilutive securities		
Options and RSUs	75,220,374	**66,796,228**
Convertible debt	60,861,105	**60,861,105**
Weighted average ordinary shares outstanding – diluted	2,129,273,430	**2,142,727,527**
Basic net earnings per share attributable to ordinary shareholders of Li Auto Inc.	4.03	**0.56**
Diluted net earnings per share attributable to ordinary shareholders of Li Auto Inc.	3.79	**0.54**

For the years ended December 31, 2024 and 2025, the Company had ordinary equivalent shares, including options and RSUs granted and convertible debt issued. For the years ended December 31, 2024 and 2025, options and RSUs of 2,067,928 and 7,781,892 on a weighted average basis were respectively excluded from the calculation of diluted net earnings per share because of their anti – dilutive effect.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,	
	2024	2025
Research and development expenses	1,257,921	782,917
Selling, general and administrative expenses	1,333,256	438,841
Cost of sales	39,728	35,996
Total	2,630,905	1,257,754

(i)   2019 and 2020 Share Incentive Plan

In July 2019, the Group adopted the 2019 Share Incentive Plan (the "2019 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2025, the maximum number of Class A ordinary shares that may be issued under the 2019 Plan is 141,083,452.

The Group began to grant share options to employees from 2015. In conjunction with the Company's Reorganization in July 2019, the Group transferred share options from Beijing CHJ to the Company according to the 2019 Plan.

In July 2020, the Group adopted the 2020 Share Incentive Plan (the "2020 Plan"), which allows the Company to grant options and RSUs of the Group to its employees, directors and consultants. As of December 31, 2025, the maximum number of Class A ordinary shares that may be issued under the 2020 Plan is 165,696,625. The Company commenced to grant options and RSUs from January 1, 2021 under the 2020 plan.

The contractual term of share-based awards under 2019 Plan and 2020 Plan is generally ten years from the grant date and the options and RSUs granted have service and performance conditions. The options and RSUs are generally scheduled to be vested over five years, one-fifth of the awards shall be vested after one service year from the vesting commencement date.

In 2024, the Group made an amendment to the vesting condition of outstanding share-based awards under the 2019 Plan and 2020 Plan, from only service condition to vesting be subject to service condition and the achievement of certain performance conditions. The amendment changes the expectation that the award will ultimately vest and no incremental fair value was recognized upon modification. If the original vesting conditions are satisfied, compensation cost equal to the award's original grant-date fair value would be recognized, regardless of whether the modified conditions are satisfied. In 2024, the Group also extended the contractual term of certain share-based awards under the 2019 Plan and 2020 Plan. These modifications did not have material impact to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20. **SHARE-BASED COMPENSATION** *(CONTINUED)*

(i) **2019 and 2020 Share Incentive Plan** *(Continued)*

(a) The following table summarizes the Company's share option activity under the 2019 Plan and 2020 Plan for the years ended December 31, 2024 and 2025:

	Number of Options	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years	Aggregate Intrinsic Value US$
Outstanding as of December 31, 2023	60,307,462	0.10	4.41	1,122,594
Granted	–	–		
Exercised	(8,109,300)	0.10		
Forfeited	(2,078,800)	0.10		
Outstanding as of December 31, 2024	50,119,362	0.10	4.81	596,170
Granted	–	–		
Exercised	(6,705,196)	0.10		
Forfeited	(355,800)	0.10		
Outstanding as of December 31, 2025	43,058,366	0.10	4.01	360,183
Vested and expected to vest as of December 31, 2024	49,345,755	0.10	4.79	586,968
Exercisable as of December 31, 2024	41,387,162	0.10	4.51	492,300
Vested and expected to vest as of December 31, 2025	42,768,792	0.10	4.00	357,761
Exercisable as of December 31, 2025	39,274,166	0.10	3.88	328,528

The aggregate intrinsic value in the table above is calculated as the difference between the closing stock price on the last trading day of the period and the exercise price of the underlying awards.

Total intrinsic value of options exercised for the years ended December 31, 2024 and 2025 was US$120,193 and US$87,615, respectively. The total fair value of options vested during the years ended December 31, 2024 and 2025 was US$80,044 and US$65,738, respectively.

No share options were granted for the years ended December 31, 2024 and 2025.

As of December 31, 2025, there were US$3,274 of unrecognized compensation expenses related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 0.50 years and may be adjusted for future changes in forfeitures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   SHARE-BASED COMPENSATION *(CONTINUED)*

(i)   **2019 and 2020 Share Incentive Plan** *(Continued)*

(b)   The following table summarizes the Company's RSU activity under the 2019 plan and 2020 Plan for the years ended December 31, 2024 and 2025:

	Number of Shares	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life
		US$	In Years
Unvested as of December 31, 2023	61,754,512	16.34	9.14
Granted	6,542,020	10.33	
Vested	(13,934,292)	16.08	
Forfeited	(11,285,050)	16.31	
Unvested as of December 31, 2024	43,077,190	15.37	8.39
Granted	12,764,940	9.27	
Vested	(13,255,380)	15.54	
Forfeited	(4,843,730)	14.77	
Unvested as of December 31, 2025	**37,743,020**	**13.33**	**8.25**

The total fair value of the restricted shares vested during the years ended December 31, 2024 and 2025 was US$224,083 and US$205,995, respectively.

As of December 31, 2025, there was US$196,450 of unrecognized compensation expense related to RSUs granted to the Group's employees and consultants, which are expected to be recognized over a weighted-average period of 2.11 years and may be adjusted for future changes in forfeitures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   SHARE-BASED COMPENSATION *(CONTINUED)*

(ii)   2021 Share Incentive Plan

In March 2021, the Group adopted the 2021 Share Incentive Plan (the "2021 Plan"), which granted options to purchase 108,557,400 Class B ordinary shares to Mr. Li Xiang, the Company's founder and chief executive officer. The exercise price of the options is US$14.63 per share, or US$29.26 per ADS. The date of expiration for this grant is March 8, 2031. The granted options are subject to performance-based vesting conditions. The granted options are divided into six equal tranches, or 18,092,900 each. The first tranche will become vested when the aggregate number of the Group's vehicle deliveries in any 12 consecutive months exceeds 500,000. The second to sixth tranches will become vested when the aggregate number of vehicle deliveries in any 12 consecutive months exceeds 1,000,000, 1,500,000, 2,000,000, 2,500,000 and 3,000,000, respectively.

On May 5, 2021, the board of directors of the Company approved to replace the options to purchase 108,557,400 Class B ordinary shares of the Company under the Company's 2021 Share Incentive Plan previously granted to Mr. Li Xiang on March 8, 2021 with the same amount of restricted Class B ordinary shares (the "Award Shares") under the same plan, all of which will become legally vested upon grant on May 5, 2021. However, Mr. Li Xiang has also agreed, undertaken, and covenanted not to transfer or dispose of, directly or indirectly, any interest in the Class B ordinary shares acquired upon vesting of the Award Shares, which are still subject to certain restrictions, terms and performance conditions substantially similar to the vesting conditions of the options being replaced. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. Mr. Li Xiang also has agreed, undertaken, and covenanted not to cast any vote or claim any dividend paid on any Award Shares before such number of Award Shares are released from the restrictions. Any Award Shares that are not released from the restrictions by March 8, 2031 are subject to compulsory repurchase by the Company at their par value.

In July 2021, all such 108,557,400 Award Shares were converted from Class B ordinary shares (10 votes per share) to Class A ordinary shares (1 vote per share) on one-to-one basis with effect immediately upon the Company's listing on the Main Board of HKEX in August 2021. The modification is solely subjected to satisfy HKEX's requirement from legal perspective. Pursuant to the grant of the Award shares, Mr. Li Xiang has undertaken and covenanted that unless and until, in respect of any tranche of Award Shares, (a) the relevant performance condition has been met and (b) the relevant exercise price (US$14.63) has been paid, Mr. Li Xiang will not offer, pledge, sell any relating award shares and claim dividend or voting rights in respect of the Award Shares.

For the awards granted to Mr. Li Xiang, which are subject to performance-based vesting conditions, a fixed amount of expenses for each tranche was determined on the grant date. Later, based on assessment of future performance, the Group determines whether each performance condition is deemed probable of achievement and if so, the expected time of achievement. In 2024, the Group fully recognized compensation expenses of US$89,741 for the first tranche or 18,092,900 restricted shares, as the related performance condition was achieved. For the second to sixth tranches, the Group has not recognized any compensation expenses and compensation expenses of US$448,704 remains unrecognized as the relevant performance condition is considered not probable of achievement as of December 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

20.   SHARE-BASED COMPENSATION *(CONTINUED)*

(ii)   2021 Share Incentive Plan *(Continued)*

The following table summarizes the Company's award shares activity under the 2021 Plan for the years ended December 31, 2024 and 2025.

	Number of Shares	Weighted Average Exercise Price US$	Weighted Average Remaining Contractual Life In Years
December 31, 2023	108,557,400	14.63	7.19
Granted	–	–	–
December 31, 2024	108,557,400	14.63	6.19
Granted	–	–	–
December 31, 2025	**108,557,400**	**14.63**	**5.19**

21.   TAXATION

(a)   Value added tax ("VAT")

The Group is subject to VAT rate of 13% for revenue from sales of vehicles, sales of charging stalls, goods from online store, parts and accessories in the PRC, VAT rate of 6% for revenue from provision of commission service in the PRC.

One of the Group's subsidiaries is subject to 13% VAT for sales of self-developed software products. The subsidiary is entitled to a VAT refund in excess of 3% output VAT on the total VAT payable, after completing the registration with relevant authorities and obtaining a refund approval from local tax bureau.

(b)   Income taxes

Cayman Islands

The Company is incorporated in the Cayman Islands and conducts most of its business through its subsidiaries located in Mainland China and Hong Kong. Under the current laws of the Cayman Islands, the Company is not subject to tax on either income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Mainland China

Four entities in the Group applied preferential enterprise income tax rate of 15% for the years ended December 31, 2024 and 2025, being qualified as "high and new technology enterprise" under the PRC Enterprise Income Tax law (the "EIT Law"). The high and new technology enterprise certificate is effective for a period of three years. One entity is in line with China's Western Region Development Strategy for a preferential enterprise income tax rate of 15% from the year ended December 31, 2023 to the year ending December 31, 2030.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21.   TAXATION *(CONTINUED)*

(b)   **Income taxes** *(Continued)*

Mainland China (Continued)

One subsidiary was awarded as a Software Enterprise in March 2022 and was thereby entitled to income tax exemption for two years beginning from its first profitable calendar year since 2022, and a 50% reduction in the standard statutory income tax rate for the subsequent three consecutive years. The subsidiary was also approved as a "National Encouraged Key Software Enterprises" in May 2024 and May 2025. Entities recognized as "National Encouraged Key Software Enterprises" will be exempted from enterprise income tax for the first five years, commencing from the first year of profitable operation after offsetting tax losses generating from prior years, and be subject to a preferential income tax rate of 10% after the first five years. Accordingly, the subsidiary was qualified to enjoy the preferential income tax rate of 0% in calendar year 2024. The "National Encouraged Key Software Enterprises" status is subject to annual evaluation and approval by the relevant authorities, and the timing of annual review and approval by the relevant authorities vary from year to year. The related reduction in income tax expense as a result of official approval confirming "National Encouraged Key Software Enterprises" status is accounted for upon receipt of such approval. Therefore, for the calendar year of 2025, the subsidiary applied preferential income tax rate of 12.5% (50% reduction in the standard statutory income tax rate) as a Software Enterprise. Other Chinese companies are subject to enterprise income tax at a uniform rate of 25% as of December 31, 2025.

Under the EIT Law enacted by the National People's Congress of PRC on March 16, 2007 and its implementation rules which became effective on January 1, 2008, dividends generated after January 1, 2008 and payable by a foreign investment enterprise in the PRC to its foreign investors who are non-resident enterprises are subject to a 10% withholding tax, unless any such foreign investor's jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the "beneficial owner" and directly holds 25% or more of the equity interest in a PRC resident enterprise is entitled to a reduced withholding tax rate of 5%. The Cayman Islands, where the Company was incorporated, does not have a tax treaty with PRC.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose "de facto management body" is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the "de facto management body" as "the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located". Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC will be considered a resident enterprise for PRC tax purposes. However, due to limited guidance and implementation history of the EIT Law, there is uncertainty as to the application of the EIT Law. Should the Company be treated as a resident enterprise for PRC tax purposes, the Company will be subject to PRC income tax on worldwide income at a uniform tax rate of 25%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. TAXATION *(CONTINUED)*

(b) Income taxes *(Continued)*

Mainland China (Continued)

According to relevant laws and regulations promulgated by the State Administration of Tax ("STA") of the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses incurred as tax deductible expenses when determining their assessable profits for that year (the "Super R&D Deduction"). The STA of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as Super R&D Deduction until December 31, 2023. The STA of the PRC announced in September 2022 to increase the Super R&D Deduction rate to 200% from October 1, 2022 to December 31, 2022. Subsequently, the STA of the PRC further announced in March 2023 that the Super R&D Deduction rate of 200% continues to be applied from January 1, 2023, until when new announcement is released by STA of the PRC.

Withholding tax on undistributed dividends

According to the current EIT Law and its implementation rules, foreign enterprises, which have no establishment or place in China but derive dividends, interest, rents, royalties and other income (including capital gains) from sources in China or which have an establishment or place in China but the aforementioned incomes are not connected with the establishment or place shall be subject to the PRC withholding tax ("WHT") at 10% (a further reduced WHT rate may be available according to the applicable double tax treaty or arrangement provided that the foreign enterprise is the tax resident of the jurisdiction where it is located and it is the beneficial owner of the dividends, interest and royalties income).

The Group intends to indefinitely reinvest all the undistributed earnings of PRC subsidiaries and VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend out of PRC; therefore, no withholding tax is expected to be incurred in the foreseeable future.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the subsidiaries of the Group incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

Global Anti-base Erosion Rules

The Organisation for Economic Co-operation and Development, or the OECD, published the "Global Anti-Base Erosion Model Rules" ("GloBE") in 2021, which introduced a global minimum tax of 15% for certain multinational enterprises, or the Pillar Two Rules. Certain jurisdictions in which the Group operates have implemented the Pillar Two Rules. Under the Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between its GloBE effective tax rate in each jurisdiction and the 15% minimum rate. The Group has conducted an assessment of the Pillar Two transitional safe harbour rules and the full Pillar Two rules and made certain current income tax provisions to reflect the impact from the Pillar Two legislation for the year ended December 31, 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. **TAXATION** *(CONTINUED)*

(b)   **Income taxes** *(Continued)*

Income before income tax for the years presented is as follows:

	For the Year Ended December 31,	
	2024	**2025**
Mainland China	8,973,646	**646,374**
Non-Mainland China jurisdictions	341,978	**650,761**
Total income before income tax	9,315,624	**1,297,135**

Composition of income tax expense for the years presented is as follows:

	For the Year Ended December 31,	
	2024	**2025**
Current income tax expense		
Mainland China	1,320,074	**988,072**
Non-Mainland China jurisdictions	107	**95,127**
Total current income tax expense	1,320,181	**1,083,199**
Deferred income tax benefit		
Mainland China	(49,807)	**(921,813)**
Non-Mainland China jurisdictions	–	**(3,679)**
Total deferred income tax benefit	(49,807)	**(925,492)**
Total income tax (benefit)/expense		
Mainland China	1,270,267	**66,259**
Non-Mainland China jurisdictions	107	**91,448**
Total income tax expense	1,270,374	**157,707**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. **TAXATION** *(CONTINUED)*

  (b) **Income taxes** *(Continued)*

  Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 3, Recent accounting pronouncements, reconciliations of the income tax expense computed by applying Mainland China statutory income tax rate of 25% to the Group's income before income tax for the year ended December 31, 2025 was as follows (in thousands, except for percentages):

	For the Year Ended December 31, 2025	
	Amount	Percent
Mainland China statutory income tax rate	**324,284**	**25.0%**
Domestic income taxes		
Tax effect of tax-exempt entity and preferential tax rate	(618,638)	(47.7)%
Change in valuation allowance	483,390	37.3%
Tax effect of Super R&D Deduction	(402,584)	(31.0)%
Share-based compensation expenses and		
other non-deductible expense	422,068	32.5%
Other adjustments	24,090	1.9%
Non-Mainland China tax effects		
Hong Kong		
Non-taxable items	(102,694)	(7.9)%
Pillar Two	86,052	6.6%
Statutory tax rate difference between Hong Kong and		
Mainland China	(55,961)	(4.3)%
Other adjustments	2,379	0.2%
Cayman		
Statutory tax rate difference between Cayman and		
Mainland China	(7,376)	(0.6)%
Other non-Mainland China jurisdictions	2,697	0.2%
Income tax expense	**157,707**	**12.2%**

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. **TAXATION** *(CONTINUED)*

(b)   **Income taxes** *(Continued)*

Reconciliations of the income tax expense computed by applying Mainland China statutory income tax rate of 25% to the Group's income before income tax for the year ended December 31, 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the Year Ended December 31, 2024
Income before income tax	9,315,624
Income tax expense computed at Mainland China statutory income tax rate of 25%	2,328,906
Tax effect of tax-exempt entity and preferential tax rate	(797,326)
Tax effect of Super R&D Deduction and others	(954,781)
Non-deductible expenses	611,424
Change in valuation allowance	82,151
Income tax expense	1,270,374

	For the Year Ended December 31,	
	2024	**2025**
Tax effect of tax-exempt entity and preferential tax rate	797,326	**618,638**
Effect of tax holiday on basic net earnings per share	0.40	**0.31**
Effect of tax holiday on diluted net earnings per share	0.37	**0.29**

Income taxes paid for Mainland China and non-Mainland China jurisdictions for the year ended December 31, 2025 was RMB1,459,615 and RMB5,254, respectively.

(c)   **Deferred taxes**

The Group monitors the realizability of deferred tax assets taking into account all relevant factors at each reporting period. As of December 31, 2024 and 2025, based on the relevant weight of positive and negative evidence, including the amount of taxable income in this year which is objective and verifiable, and consideration of expected future taxable income, the Group concluded that it is more likely than not that deferred tax assets related to certain subsidiaries are realizable. A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21.   TAXATION *(CONTINUED)*

(c)   Deferred taxes *(Continued)*

The Group's deferred tax assets/(liabilities) consist of the following components:

	As of December 31,	
	2024	2025
Deferred tax assets:		
Net operating loss carryforwards	1,564,993	2,102,111
Warranty reserves	1,397,501	1,917,812
Others	378,106	413,950
Total deferred tax assets	3,340,600	4,433,873
Less: Valuation allowance	(381,506)	(876,765)
Deferred tax assets, net of valuation allowance	2,959,094	3,557,108
Deferred tax liabilities:		
Accelerated tax depreciation and others	(1,264,976)	(909,589)
Fair value change of certain investments	(16,937)	(4,965)
Total deferred tax liabilities	(1,281,913)	(914,554)
Deferred tax assets, net	1,677,181	2,642,554

Movement of valuation allowance is as follow:

	As of December 31,	
	2024	2025
Valuation allowance		
Balance at beginning of the year	299,355	381,506
Additions	88,236	495,259
Reversals	(6,085)	–
Balance at end of the year	381,506	876,765

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

21. **TAXATION** *(CONTINUED)*

(c) **Deferred taxes** *(Continued)*

As of December 31, 2025, the Group had net operating loss carryforwards of approximately RMB9,831,807 which mainly arose from the Group's certain subsidiaries, VIEs and the VIEs' subsidiaries established in the PRC. These net operating losses can be carried forward to offset future taxable income and will expire during the period from 2026 to 2035. As of December 31, 2025, deferred tax assets which arose from the net operating loss carryforwards amounting to RMB867,806 were fully provided for related valuation allowance, while the remaining RMB1,234,305 were expected to be utilized prior to expiration.

Uncertain Tax Positions

The Group did not have significant unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2024 and 2025.

(d) **Consumption tax**

The Group is subject to consumption tax rate of 3% and related surcharge for the sales of extended-range electric passenger vehicles.

22. **FAIR VALUE MEASUREMENT**

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis include short-term investments, long-term financial instruments and investment in equity securities with readily determinable fair values.

The following table presents the major financial instruments measured at fair value, by level within the fair value hierarchy as of December 31, 2024 and 2025.

		Fair Value Measurement at Reporting Date Using		
	Fair Value as of December 31, 2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	6,082,161		6,082,161	
Equity securities with readily determinable fair values	140,985	140,985		
Total	6,223,146	140,985	6,082,161	

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. FAIR VALUE MEASUREMENT *(CONTINUED)*

Assets and liabilities measured at fair value on a recurring basis *(Continued)*

| | | Fair Value Measurement at Reporting Date Using | | |
	Fair Value as of December 31, 2025	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Short-term investments	6,164,061		6,164,061	
Equity securities with readily determinable fair value	14,894	14,894		
Total	**6,178,955**	**14,894**	**6,164,061**	

Valuation Techniques

Fair value of short-term investments and long-term financial instruments is estimated based on quoted prices of similar financial products provided by the banks at the end of each period (Level 2).

Equity securities with readily determinable fair values: Equity securities with readily determinable fair values are marketable equity securities which are publicly traded stocks measured at fair value. These securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The related gain/(loss) amounts are recognized in "Interest income and investment income, net" in the consolidated statements of comprehensive income.

Assets measured at fair value on a non-recurring basis

Assets measured at fair value on a non-recurring basis include: investments in equity securities without readily determinable fair values and equity method investments, as well as property, plant and equipment and inventories. For investments in equity securities without readily determinable fair values using the measurement alternative, no measurement event occurred during the periods presented. The equity securities are reviewed periodically for impairment using fair value measurement. The primary factors the Group considers in its determination include, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. In the event of impairment, these investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value, with impairment charges incurred and recorded in consolidated statements of comprehensive income for the years then ended. The equity securities without readily determinable fair value were RMB780,558 and RMB833,778 as of December 31, 2024 and 2025. No impairment charges were recognized for the years ended December 31, 2024 and 2025. For equity method investments, no impairment loss was recognized for all years presented.

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

22. FAIR VALUE MEASUREMENT *(CONTINUED)*

Assets measured at fair value on a non-recurring basis *(Continued)*

The Group measures the carrying amount of long-lived assets against the fair value determined using estimated undiscounted future cash flows with unobservable inputs (Level 3). No impairment loss of property, plant and equipment was recognized for all years presented. The Group recognized RMB129,964 and RMB151,327 inventory write-downs for the years ended December 31, 2024 and 2025, respectively.

Assets and liabilities not measured at fair value but fair value disclosure is required

Financial assets and liabilities not measured at fair value include cash equivalents, time deposits, restricted cash, trade receivable, other assets, borrowings, trade and notes payable, amounts due to related parties, accruals and other liabilities.

The Group values its time deposits held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2. The Group classifies the valuation techniques that use the inputs as Level 2 for short-term borrowing as the rates of interest under the loan agreements with the lending banks were determined based on the prevailing interest rates in the market.

Trade receivable, other assets, trade and notes payable, amounts due to related parties and accruals and other liabilities are measured at amortized cost, and the fair values approximate their carrying values given their short maturities.

Borrowings and convertible debt are measured at amortized cost. Their fair values were estimated by discounting the scheduled cash flows through to estimated maturity using estimated discount rates based on current offering rates of comparable institutions with similar services. The fair value of these borrowings obligations approximates their carrying value as the borrowing rates are similar to the market rates that are currently available to the Group for financing obligations with similar terms and credit risks and represent a level 2 measurement. The fair value of the convertible debt, based on level 2 inputs, was RMB5,967,449 as of December 31, 2025.

23. COMMITMENTS AND CONTINGENCIES

(a) Capital commitments

The Group's capital commitments primarily relate to commitments on construction and purchase of production facilities, equipment and tooling. Total capital commitments contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

	Total	Less than One Year	1-3 Years	3-5 Years
Capital commitments	6,320,465	6,301,199	19,266	–

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

23.   COMMITMENTS AND CONTINGENCIES *(CONTINUED)*

(b)   **Purchase obligations**

The Group's purchase obligations primarily relate to commitments on purchase of raw materials. Total purchase obligations contracted but not yet reflected in the consolidated financial statements as of December 31, 2025 were as follows:

	Total	**Less than One Year**	**1-3 Years**	**3-5 Years**
Purchase obligations	**7,303,842**	**7,165,992**	**137,850**	**–**

(c)   **Legal proceedings**

The Group records a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Group reviews the need for any such liability on a regular basis.

Save as discussed below, the Group does not have any material litigation, and has not recorded any material liabilities in this regard as of December 31, 2024 and 2025.

The Company and certain of its officers and directors have been named as defendants in two putative securities class actions filed in May 2024 in the U.S. District Court for the Eastern District of New York. Both cases were purportedly brought on behalf of a class of persons who claim to have suffered damages as a result of alleged misstatements and omissions in the Company's SEC filings regarding its business outlook, in violation of the Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder. On December 30, 2024, the Court appointed a lead plaintiff and ordered both cases be consolidated. On March 27, 2025, the lead plaintiff filed a first amended complaint, followed by a second amended complaint on June 6, 2025. On July 2, 2025, the individual defendants accepted service of the second amended complaint. On July 21, 2025, the Company and the individual defendants filed a motion to dismiss the second amended complaint. Briefing on the motion to dismiss was completed on October 9, 2025, and a decision on the motion to dismiss is currently pending. The case remains in preliminary stage, the likelihood of any unfavorable outcome or the amount or range of any potential loss cannot be reasonably estimated at the issuance date of the consolidated financial statements. As a result, as of December 31, 2025, the Group did not record any liabilities for the loss contingencies pertaining to the cases described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

24. RELATED PARTY BALANCES AND TRANSACTIONS

The principal related parties with which the Group had major transactions during the periods presented are as follows:

Name of Entity or Individual	Relationship with the Company
Meituan	A principal shareholder of the Company
Foshan Che Yijia New Energy Technology Co., Ltd. ("Foshan Cheyijia")	Affiliate

The Group entered into the following major related party transactions:

	For the Year Ended December 31,	
	2024	2025
Purchase service from Meituan	81,120	70,301
Purchase goods from Foshan Cheyijia	2,300	22,885

The Group had the following major related party balances:

	As of December 31,	
	2024	2025
Due to Meituan	8,852	14,781
Due to Foshan Cheyijia	2,575	11,838

25. RESTRICTED NET ASSETS

The Group's ability to pay dividends is primarily dependent on the Group receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Group's subsidiaries, consolidated VIEs and VIEs' subsidiaries incorporated in PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Group's subsidiaries, the VIEs and the VIEs' subsidiaries.

In accordance with the PRC Regulations on Enterprises with Foreign Investment, a foreign invested enterprise established in the PRC is required to provide certain statutory reserve funds, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profits as reported in the enterprise's PRC statutory financial statements. A foreign invested enterprise is required to allocate at least 10% of its annual after-tax profits to the general reserve fund until such reserve fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign invested enterprises. The aforementioned reserved funds can only be used for specific purposes and are not distributable as cash dividends.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

25.   RESTRICTED NET ASSETS *(CONTINUED)*

Additionally, in accordance with the Company Law of the PRC, a domestic enterprise is required to provide statutory surplus fund at least 10% of its annual after-tax profits until such statutory surplus fund has reached 50% of its registered capital based on the enterprise's PRC statutory financial statements. A domestic enterprise is also required to provide discretionary surplus fund, at the discretion of the board of directors, from the net profits reported in the enterprise's PRC statutory financial statements. The aforementioned reserve funds can only be used for specific purposes and are not distributable as cash dividends.

As a result of these PRC laws and regulations that require annual appropriations of 10% of after-tax profits to be set aside prior to payment of dividends as general reserve fund or statutory surplus fund, the Group's PRC subsidiaries, consolidated VIEs and VIEs' subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. The balance of statutory reserves was RMB758,472 and RMB866,714 as of December 31, 2024 and 2025.

Amounts restricted include paid-in capital, additional paid-in capital and statutory reserve funds, less accumulated deficit, totaling approximately RMB20,097,175 and RMB21,178,233 as of December 31, 2024 and 2025, respectively. Therefore, in accordance with Securities and Exchange Commission Regulation S-X Rules 4-08 (e) (3), the condensed parent company only financial statements as of December 31, 2024 and 2025 and for the years ended December 31, 2024 and 2025 are disclosed in Note 26.

26.   PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

The Company performed a test on the restricted net assets of its consolidated subsidiaries, VIEs and VIEs' subsidiaries in accordance with Regulation S-X Rule 4-08 (e) (3), General Notes to Financial Statements and concluded that it was applicable for the Company to disclose the financial information for the Company only.

The subsidiaries did not pay any dividend to the Company for the years ended December 31, 2024 and 2025. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company. The Company did not have significant capital and other commitments, or guarantees as of December 31, 2024 and 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. **PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)**

Condensed balance sheets

	As of December 31,	
	2024	**2025**
	RMB	**RMB**
ASSETS		
Current assets:		
Cash and cash equivalents	4,943,339	**3,949,313**
Time deposits and short-term investments	2,613,125	**–**
Amounts due from subsidiaries of the Group	49,408,573	**50,309,768**
Prepayments and other current assets	23,955	**7,416**
Total current assets	56,988,992	**54,266,497**
Non-current assets:		
Investments in subsidiaries	20,111,191	**24,338,730**
Long-term investments	45,799	**14,890**
Property, plant and equipment, net	2	**1**
Total non-current assets	20,156,992	**24,353,621**
Total assets	77,145,984	**78,620,118**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. **PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)**

Condensed balance sheets *(Continued)*

	As of December 31,	
	2024	2025
	RMB	RMB
LIABILITIES		
Current liabilities:		
Short-term borrowings	–	5,982,366
Amounts due to subsidiaries of the Group	3,721	3,549
Accruals and other current liabilities	12,482	14,948
Total current liabilities	16,203	6,000,863
Non-current liabilities:		
Long-term borrowings	6,254,897	–
Total non-current liabilities	6,254,897	–
Total liabilities	6,271,100	6,000,863
SHAREHOLDERS' EQUITY		
Class A Ordinary Shares	1,215	1,229
Class B Ordinary Shares	235	235
Treasury shares	(74)	(73)
Additional paid-in capital	60,126,623	61,399,973
Accumulated other comprehensive loss	(171,748)	(825,180)
Retained earnings	10,918,633	12,043,071
Total shareholders' equity	70,874,884	72,619,255
Total liabilities and shareholders' equity	77,145,984	78,620,118

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. **PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION *(CONTINUED)***

Condensed statements of comprehensive income

	For the Year Ended December 31,	
	2024	**2025**
	RMB	**RMB**
Operating expenses:		
Research and development	(173)	**(159)**
Selling, general and administrative	(29,303)	**(33,302)**
Total operating expenses	(29,476)	**(33,461)**
Loss from operations	(29,476)	**(33,461)**
Other (expense)/income		
Interest expense	(51,818)	**(33,547)**
Interest income and investment income, net	265,836	**80,673**
Share of income from subsidiaries, and income of VIEs	7,821,521	**1,095,363**
Others, net	26,287	**15,410**
Income before income tax	8,032,350	**1,124,438**
Income tax expense	–	**–**
Net income	8,032,350	**1,124,438**
Other comprehensive (loss)/income		
Foreign currency translation adjustment, net of nil tax	53,128	**(653,432)**
Comprehensive income	8,085,478	**471,006**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

26. PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION (CONTINUED)

Condensed statements of cash flows

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
CASH FLOWS FROM OPERATING ACTIVITIES		
Net cash provided by operating activities	205,249	166,907
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash provided by/(used in) inter-company transactions	6,751,926	(2,497,737)
Placement of time deposits	(2,179,080)	–
Redemption of time deposits	–	2,144,580
Placement of short-term investments	(364,515)	(728,570)
Net cash provided by/(used in) investing activities	4,208,331	(1,081,727)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of borrowings	(700,000)	–
Proceeds from exercise of share options	14,658	14,661
Net cash (used in)/provided by financing activities	(685,342)	14,661
Effects of exchange rate changes on cash, cash equivalents and restricted cash	93,868	(93,867)
Net change in cash, cash equivalents and restricted cash	3,822,106	(994,026)
Cash, cash equivalents and restricted cash at beginning of the year	1,121,233	4,943,339
Cash, cash equivalents and restricted cash at end of the year	4,943,339	3,949,313

Basis of presentation

The Company's accounting policies are the same as the Group's accounting policies with the exception of the accounting for the investments in subsidiaries and VIEs.

For the Company only condensed financial information, the Company records its investments in subsidiaries, VIEs and VIEs' subsidiaries under the equity method of accounting as prescribed in ASC 323 "Investments – Equity Method and Joint Ventures". The parent company only condensed financial information should be read in conjunction with the Group' consolidated financial statements.

27. DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2024 and 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28. DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
Fees	1,602	1,748
Other emoluments:		
Salaries, allowances and benefits in kind	8,439	8,517
Bonuses	4,000	212
Share-based compensation expenses *(Note 20)*	705,638	53,258
Pension scheme contributions	491	525
Total	720,170	64,260

(a)   Independent non-executive directors and non-executive directors

Zhao Hongqiang served as an independent director of the Company since July 2020 and was re-designated as an independent non-executive director with effect from August 12, 2021, the Listing Date. Jiang Zhenyu and Xiao Xing were appointed as independent non-executive directors with effect from the Listing Date. Wang Xing was appointed as a non-executive director on July 2, 2019. Fan Zheng is a non-executive director (under the Hong Kong Listing Rules) of the Company and has served as an independent director (under applicable U.S. regulations) since October 2020. Wang Xing did not have any remuneration during the years ended December 31, 2024 and 2025. For each of Zhao Hongqiang, Fan Zheng and Jiang Zhenyu, the fee was US$50 and US$50 for the years ended December 31, 2024 and 2025, respectively. For Xiao Xing, she was appointed as new chairperson and the remuneration was increased to US$100 from US$50 starting from August 12, 2024. Other than the above-mentioned fees, the independent non-executive directors and non-executive directors did not have any other remuneration for the years ended December 31, 2024 and 2025.

(b)   Executive directors

	For the Year Ended December 31,	
	2024	2025
	RMB	RMB
Fees	–	–
Other emoluments:		
Salaries, allowances and benefits in kind	8,439	8,517
Bonuses	4,000	212
Share-based compensation expenses	705,638	53,258
Pension scheme contributions	491	525
Total	718,568	62,512

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

28.   DIRECTORS' REMUNERATION *(CONTINUED)*

(b)   Executive directors *(Continued)*

The remuneration of executive directors during the years ended December 31, 2024 and 2025 was as follows:

For the year ended December 31, 2024

	Fees RMB	Salaries, allowances and benefits in kind RMB	Bonuses RMB	Share-based compensation expenses RMB	Pension scheme contributions RMB	Total remuneration RMB
Li Xiang[1]	–	2,665	–	636,309	160	639,134
Ma Donghui	–	3,092	2,400	34,622	160	40,274
Li Tie	–	2,682	1,600	34,707	171	39,160
	–	8,439	4,000	705,638	491	718,568

(1)   In 2024, the Group fully recognized compensation expenses of RMB636,309 for the first tranche or 18,092,900 restricted shares regarding awards granted to Mr. Li Xiang, which are subject to performance-based vesting conditions, as the related performance condition was achieved. In addition to the performance conditions, Mr. Li Xiang is required to pay US$14.63 per share, which is equal to the exercise price of the options being replaced, to have the relevant tranche of the Award Shares released from the restrictions. The Group was informed that Mr. Li Xiang currently does not intend to pay for the exercise price, therefore the restrictions, terms and conditions to which the Award Shares are subject to were not met.

For the year ended December 31, 2025

	Fees RMB	Salaries, allowances and benefits in kind RMB	Bonuses RMB	Share-based compensation expenses RMB	Pension scheme contributions RMB	Total remuneration RMB
Li Xiang	–	2,767	–	–	165	2,932
Ma Donghui	–	3,078	–	33,033	178	36,289
Li Tie	–	2,672	212	20,225	182	23,291
	–	8,517	212	53,258	525	62,512

NOTES TO THE CONSOLIDATED
FINANCIAL STATEMENTS
(All amounts in thousands, except for share and per share data)

28.   **DIRECTORS' REMUNERATION** *(CONTINUED)*

    (b)   **Executive directors** *(Continued)*

        No retirement benefits, loans, quasi-loans, other dealings in favour of directors, their controlled bodies corporate and their connected entities subsisted at the end of the years or at any time during the years ended December 31, 2024 and 2025. No consideration was provided to or received by third parties for making available the services of a person as a director or in any other capacity while as a director during the years ended December 31, 2024 and 2025.

        No significant transactions, arrangements and contracts in relation to the Group's business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the years or at any time during the years ended December 31, 2024 and 2025.

29.   **FIVE HIGHEST PAID EMPLOYEES**

The five highest paid employees for the years ended December 31, 2024 and 2025, included the following number of directors and non-directors.

	For the Year Ended December 31,	
	2024 RMB	2025 RMB
Directors	3	2
Non-directors	2	3
	5	5

Details of the remuneration for the years ended December 31, 2024 and 2025, of the five highest paid employees who are non-directors (the "Non-director Individuals") as follows:

	For the Year Ended December 31,	
	2024 RMB	2025 RMB
Salaries, allowances and benefits in kind	5,972	7,472
Bonuses	2,400	577
Share-based compensation expenses	40,081	24,310
Pension scheme contributions	311	509
	48,764	32,868

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

29. **FIVE HIGHEST PAID EMPLOYEES** *(CONTINUED)*

The number of Non-director Individuals whose remuneration fell within the following bands is as follows:

	For the Year Ended December 31,	
	2024	2025
HK$8,000,001 to HK$8,500,000		1
HK$12,000,001 to HK$12,500,000		1
HK$16,000,001 to HK$16,500,000		1
HK$24,000,001 to HK$24,500,000	1	
HK$27,500,001 to HK$28,000,000	1	
	2	3

During the years ended December 31, 2024 and 2025, the Non-director Individuals were granted share-based awards in respect of their services to the Group, under the share incentive plans of the Company, further details of which are set out in Note 20. The share-based compensation expenses were recognized in the consolidated statements of comprehensive income for the years ended December 31, 2024 and 2025.

No remuneration was paid by the Group to any directors, the chief executive or the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the years ended December 31, 2024 and 2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS

The consolidated financial statements are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS Accounting Standards. The effects of material differences between the consolidated financial statements of the Group prepared under U.S. GAAP and IFRS Accounting Standards are as follows:

Reconciliation of consolidated statements of comprehensive income

	For the year ended December 31, 2024					
	Amounts as reported under U.S. GAAP RMB	IFRS adjustments Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRS Accounting Standards RMB
Cost of sales:						
Vehicle sales	(111,121,036)	–	11,616	–	220,521	(110,888,899)
Other sales and services	(3,682,772)	–	24,229	–	–	(3,658,543)
Total cost of sales	(114,803,808)	–	35,845	–	220,521	(114,547,442)
Operating expenses:						
Research and development	(11,071,358)	–	27,920	–	–	(11,043,438)
Selling, general and administrative	(12,229,323)	–	153,073	–	–	(12,076,250)
Total operating expenses	(22,637,024)	–	180,993	–	–	(22,456,031)
Interest expense	(187,755)	33,451	(306,227)	–	(107,046)	(567,577)
Interest income and investment income, net	1,819,964	–	–	100,966	–	1,920,930
Fair value change of convertible debt	–	1,924,723	–	–	–	1,924,723
Fair value changes on investments measured at fair value through profit or loss	–	–	–	(201,336)	–	(201,336)
Income before income tax	9,315,624	1,958,174	(89,389)	(100,370)	113,475	11,197,514
Income tax expense	(1,270,374)	–	–	24,346	–	(1,246,028)
Net income	8,045,250	1,958,174	(89,389)	(76,024)	113,475	9,951,486
Net income attributable to ordinary shareholders of Li Auto Inc.	8,032,350	1,958,174	(89,389)	(76,024)	113,475	9,938,586

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

30. **RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS** *(CONTINUED)*

Reconciliation of consolidated statements of comprehensive income *(Continued)*

	For the year ended December 31, 2025					
	Amounts as reported under U.S. GAAP	IFRS adjustments				Amounts under IFRS Accounting Standards
		Convertible debt (Note (ii))	Leases (Note (iii))	Investments (Note (iv))	Warranty accrual (Note (vi))	
	RMB	RMB	RMB	RMB	RMB	RMB
Cost of sales:						
Vehicle sales	(87,591,473)	–	17,786	–	150,327	(87,423,360)
Other sales and services	(3,735,980)	–	66,091	–	–	(3,669,889)
Total cost of sales	**(91,327,453)**	**–**	**83,877**	**–**	**150,327**	**(91,093,249)**
Operating expenses:						
Research and development	(11,314,949)	–	13,409	–	–	(11,301,540)
Selling, general and administrative	(10,664,857)	–	147,627	–	–	(10,517,230)
Total operating expenses	**(21,506,175)**	**–**	**161,036**	**–**	**–**	**(21,345,139)**
Interest expense	(168,078)	33,547	(327,953)	–	(159,003)	(621,487)
Interest income and investment income, net	1,918,883	–	–	(8,268)	–	1,910,615
Fair value change of convertible debt	–	804,531	–	–	–	804,531
Fair value changes on investments measured at fair value through profit or loss	–	–	–	117,428	–	117,428
Income before income tax	**1,297,135**	**838,078**	**(83,040)**	**109,160**	**(8,676)**	**2,152,657**
Income tax expense	(157,707)	–	–	(20,374)	–	(178,081)
Net income	**1,139,428**	**838,078**	**(83,040)**	**88,786**	**(8,676)**	**1,974,576**
Net income attributable to ordinary shareholders of Li Auto Inc.	**1,124,438**	**838,078**	**(83,040)**	**88,786**	**(8,676)**	**1,959,586**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

30. **RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS *(CONTINUED)***

Reconciliation of consolidated balance sheets

	Amounts as reported under U.S. GAAP	IFRS adjustments						Amounts under IFRS Accounting Standards
		Preferred Shares (Note (i))	Convertible debt (Note (ii))	Leases (Note (iii))	Investments (Note (iv))	Issuance costs (Note (v))	Warranty accrual (Note (vi))	
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Long-term investments	922,897	–	–	–	(921,543)	–	–	1,354
Financial assets at fair value through profit or loss	–	–	–	–	1,264,768	–	–	1,264,768
Operating lease right-of-use assets, net	8,323,963	–	–	(255,247)	–	–	–	8,068,716
Total assets	162,349,078	–	–	(255,247)	343,225	–	–	162,437,056
Accruals and other current liabilities	12,397,322	–	(2,632)	–	–	–	–	12,394,690
Long-term borrowings	8,151,598	–	782,701	–	–	–	–	8,934,299
Deferred tax liabilities	864,999	–	–	–	76,553	–	–	941,552
Other non-current liabilities	5,696,950	–	–	–	–	–	(476,004)	5,220,946
Total liabilities	91,028,696	–	780,069	–	76,553	–	(476,004)	91,409,314
Additional paid-in capital	60,126,623	30,809,700	9,564	–	–	85,976	–	91,031,863
Accumulated other comprehensive loss	(171,748)	180,604	(87,883)	–	–	–	–	(79,027)
Retained earnings/(Accumulated deficit)	10,160,161	(30,990,304)	(701,750)	(255,247)	266,672	(85,976)	476,004	(21,130,440)
Total shareholders' equity	71,320,382	–	(780,069)	(255,247)	266,672	–	476,004	71,027,742

As of December 31, 2024

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS *(CONTINUED)*

Reconciliation of consolidated balance sheets *(Continued)*

	As of December 31, 2025							
		IFRS adjustments						
	Amounts as reported under U.S. GAAP RMB	Preferred Shares (Note (i)) RMB	Convertible debt (Note (ii)) RMB	Leases (Note (iii)) RMB	Investments (Note (iv)) RMB	Issuance costs (Note (v)) RMB	Warranty accrual (Note (vi)) RMB	Amounts under IFRS Accounting Standards RMB
Long-term investments	848,672	–	–	–	(848,672)	–	–	–
Financial assets at fair value through profit or loss	–	–	–	–	1,301,059	–	–	1,301,059
Operating lease right-of-use assets, net	9,099,313	–	–	(338,287)	–	–	–	8,761,026
Total assets	154,295,818	–	–	(338,287)	452,387	–	–	154,409,918
Short-term borrowings	6,217,745	–	(14,917)	–	–	–	–	6,202,828
Accruals and other current liabilities	13,412,260	–	(2,509)	–	–	–	–	13,409,751
Deferred tax liabilities	691,652	–	–	–	96,929	–	–	788,581
Other non-current liabilities	6,385,370	–	–	–	–	–	(467,328)	5,918,042
Total liabilities	81,156,075	–	(17,426)	–	96,929	–	(467,328)	80,768,250
Additional paid-in capital	61,399,973	30,809,700	9,564	–	–	85,976	–	92,305,213
Accumulated other comprehensive loss	(825,180)	180,604	(128,466)	–	–	–	–	(773,042)
Retained earnings/ (Accumulated deficit)	11,176,357	(30,990,304)	136,328	(338,287)	355,458	(85,976)	467,328	(19,279,096)
Total shareholders' equity	73,139,743	–	17,426	(338,287)	355,458	–	467,328	73,641,668

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Notes:

(i)   Preferred Shares

Under U.S. GAAP, SEC guidance provides for mezzanine-equity (temporary equity) category in addition to the financial liability and permanent equity categories. The purpose of this "in-between" category is to indicate that a security may not be a permanent part of equity. The Company classified the Preferred Shares as mezzanine equity in the consolidated balance sheets and are recorded initially at fair value, net of issuance costs. The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date. Upon the consummation of US IPO, the conversion feature of preferred shares were automatically exercised and all preferred shares were automatically converted into ordinary shares.

Under IFRS Accounting Standards, there is no concept of mezzanine or temporary equity classification. The Company designated the Preferred Shares as financial liabilities at fair value through profit or loss which are initially recognized at fair value. Subsequent to initial recognition, the amounts of changes in fair value of the Preferred Shares that were attributed to changes in credit risk of the Preferred Shares were recognized in other comprehensive income or loss, and the remaining amounts of changes in fair value of the Preferred Shares were recognized in the profit or loss.

(ii)   Convertible debt

Under U.S. GAAP, the convertible debt was measured at amortized cost, with any difference between the initial carrying value and the repayment amount recognized as interest expenses using the effective interest method over the period from the issuance date to the maturity date.

Under IFRS Accounting Standards, the Group's convertible debt was designated as at fair value through profit or loss such that the convertible debt was initially recognized at fair value. Subsequent to initial recognition, changes in fair value of the convertible debt that were attributed to changes in credit risk of the convertible debt were recognized in other comprehensive income or loss, and other changes in fair value of the convertible debt were recognized in the profit or loss.

(iii) Leases

Under U.S. GAAP, the amortization of the right-of-use assets and interest expense related to the lease liabilities are recorded together as lease expense to produce a straight-line recognition effect in the consolidated statements of comprehensive income.

Under IFRS Accounting Standards, the amortization of the right-of-use asset is on a straight-line basis while the interest expense related to the lease liabilities are measured on the basis that the lease liabilities are measured at amortized cost. The amortization of the right-of-use assets is recorded as lease expense and the interest expense is required to be presented in separate line item.

(iv)   Investments

Under U.S. GAAP, the investments without readily determinable fair values could elect an accounting policy choice. The Group elects the measurement alternative to record these equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

Under IFRS Accounting Standards, these investments were classified as financial assets at fair value through profit or loss and measured at fair value with changes in fair value recognized through profit or loss

(v)   Issuance costs

Under U.S. GAAP, specific incremental issuance costs directly attributable to a proposed or actual offering of securities may be deferred and charged against the gross proceeds of the offering, shown in equity as a deduction from the proceeds.

Under IFRS Accounting Standards, such issuance costs apply a different criteria for capitalization when the listing involves both existing shares and a concurrent issuance of new shares of the Company in the capital market, and were allocated proportionately between the existing and new shares. As a result, the Group recorded issuance costs associated with the listing of existing shares in the profit or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except for share and per share data)

30. RECONCILIATION BETWEEN U.S. GAAP AND IFRS ACCOUNTING STANDARDS (CONTINUED)

Notes: (Continued)

(vi)   Warranty accrual

Under U.S. GAAP, warranty accrual is eligible for discounting or not. Considering that the timing of cash payments for the warranty accrual is not fixed or determinable by the Company, the Company elects to record the warranty accrual without considering the discount of the obligation.

Under IFRS Accounting Standards, the initial amount of the warranty accrual is the present value of the anticipated cash flows expected to be required to settle the obligation with appropriate discount rates. The carrying amount of the warranty accrual increases in each period to reflect the passage of time with said increase recognized as a borrowing cost.

31. SUBSEQUENT EVENTS

On March 24, 2026, subsequent to the balance sheet date of December 31, 2025, the Company's board of directors has approved a share repurchase program under which the Company is authorized to purchase up to US$1.0 billion of its Class A ordinary shares and/or American depositary shares for the period from the approval date up to March 31, 2027 (the "Share Repurchase Program"). Repurchases under the program may be made from time to time through open market transactions at prevailing market prices, in block trades and/or through other legally permissible means, depending on the market conditions and in accordance with applicable rules and regulations. The Company's board of directors will review the Share Repurchase Program periodically, and may authorize adjustments of its terms and size or suspend or discontinue the program. In March 2026, the Company repurchased a total of 2,928,100 Class A Ordinary Shares at an aggregate consideration of HK$201,901 on the HKEX and a total of 698,938 ADSs at an aggregate consideration of US$12,348 on the Nasdaq.

FIVE-YEAR FINANCIAL SUMMARY

CONSOLIDATED RESULTS

	For the Year Ended December 31,				
	2021	2022	2023	2024	2025
	(RMB in thousands)				
Total revenues	27,009,779	45,286,816	123,851,332	144,459,946	112,312,511
Total cost of sales	(21,248,325)	(36,496,360)	(96,354,581)	(114,803,808)	(91,327,453)
Total operating expenses	(6,778,774)	(12,445,333)	(20,089,874)	(22,637,024)	(21,506,175)
(Loss)/Income before income tax	(152,812)	(2,159,355)	10,451,763	9,315,624	1,297,135
Comprehensive (loss)/income attributable to the ordinary shareholders of Li Auto Inc.	(838,142)	(684,454)	11,673,367	8,085,478	471,006

CONSOLIDATED ASSETS AND LIABILITIES

	As of December 31,				
	2021	2022	2023	2024	2025
	(RMB in thousands)				
Current assets	52,380,414	66,992,487	114,525,584	126,309,782	115,285,994
Non-current assets	9,468,499	19,545,464	28,941,887	36,039,296	39,009,824
Total assets	61,848,913	86,537,951	143,467,471	162,349,078	154,295,818
Current liabilities	12,108,252	27,372,601	72,742,709	69,215,896	63,547,653
Non-current liabilities	8,676,359	13,979,043	10,149,540	21,812,800	17,608,422
Total liabilities	20,784,611	41,351,644	82,892,249	91,028,696	81,156,075
Total shareholders' equity	41,064,302	45,186,307	60,575,222	71,320,382	73,139,743
Total liabilities and shareholders' equity	61,848,913	86,537,951	143,467,471	162,349,078	154,295,818

DEFINITIONS

"2019 Plan"	the share incentive plan our Company adopted on July 2, 2019, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2020 Plan"	the share incentive plan our Company adopted on July 9, 2020, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2021 Plan"	the share incentive plan our Company adopted on March 8, 2021, as amended from time to time, the principal terms of which are set out in "Statutory and General Information – Share Incentive Plans" in Appendix IV in the Prospectus
"2028 Notes"	the convertible senior notes in an aggregate principal amount of US$862.5 million due 2028 with an interest rate of 0.25% per annum that our Company issued on April 12, 2021
"ADS(s)"	American Depositary Shares, each representing two Class A Ordinary Shares
"Articles of Association"	the articles of association of the Company, as amended from time to time
"Auditor"	PricewaterhouseCoopers
"Beijing CHJ"	Beijing CHJ Information Technology Co., Ltd.* (北京車和家信息技術有限公司), a limited liability company established under the laws of the PRC on April 10, 2015 and a Consolidated Affiliated Entity of our Company
"Beijing CLX"	Beijing Chelixing Information Technology Co., Ltd.* (北京車勵行信息技術有限公司), a limited liability company established under the laws of the PRC on June 25, 2018 and a Consolidated Affiliated Entity of our Company
"Board"	the board of Directors
"CEO Award Shares"	the 108,557,400 Class A Ordinary Shares to result from the conversion of the 108,557,400 Class B Ordinary Shares granted and issued pursuant to the 2021 Plan to Mr. Li on May 5, 2021. The conversion will take effect upon the Listing. For details please see section headed "Directors and Senior Management – Directors' remuneration – Grant of CEO Award" in the Prospectus
"China" or "PRC"	the People's Republic of China, and, unless the context requires otherwise and solely for the purpose of this annual report such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region of the People's Republic of China

DEFINITIONS

"Class A Ordinary Share(s)"	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company's general meeting
"Class B Ordinary Share(s)"	class B ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company's general meeting, save for resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share
"Companies Ordinance"	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Company", "our Company", or "the Company"	Li Auto Inc. (理想汽車) (formerly known as "Leading Ideal Inc." and "CHJ Technologies Inc."), a company with limited liability incorporated in the Cayman Islands on April 28, 2017
"Consolidated Affiliated Entity(ies)"	entities we control wholly or partly through the Contractual Arrangements, namely our VIEs and their subsidiaries
"Contractual Arrangement(s)"	the series of contractual arrangements entered into between the WFOE, our VIEs and the Registered Shareholders (as applicable), as detailed in the section headed "Contractual Arrangements" in the Prospectus and as amended, restated, renewed, reproduced or joined from time to time
"Controlling Shareholder(s)"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited, as further detailed in the section headed "Relationship with the Controlling Shareholders" in the Prospectus
"Corporate Governance Code"	the Corporate Governance Code set out in Appendix C1 of the Listing Rules
"Director(s)"	the director(s) of our Company
"Global Offering"	the Hong Kong Public Offering and the International Offering as defined and described in the Prospectus
"GAAP"	generally accepted accounting principles

DEFINITIONS

"Group", "we" or "us"	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time, and where the context requires, in respect of the period prior to our Company becoming the holding company of its present subsidiaries and Consolidated Affiliated Entities, such subsidiaries and Consolidated Affiliated Entities as if they were subsidiaries and Consolidated Affiliated Entities of our Company at the relevant time
"Hong Kong" or "HK"	the Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Public Offering"	the offer of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1%, SFC transaction levy of 0.0027% and Stock Exchange trading fee of 0.005%) on the terms and subject to the conditions described in the Prospectus, as further described in the section headed "Structure of the Global Offering – The Hong Kong Public Offering" in the Prospectus
"IFRS Accounting Standards"	International Financial Reporting Standards, as issued by the International Accounting Standards Board
"International Offering"	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the SEC and automatically became effective on August 2, 2021, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement, as further described in the section headed "Structure of the Global Offering" in the Prospectus
"Latest Practicable Date"	March 31, 2026, being the latest practicable date for ascertaining certain information in this annual report before its publication
"Listing"	the listing of the Class A Ordinary Shares on the Main Board
"Listing Date"	August 12, 2021, on which the Class A Ordinary Shares were listed and on which dealings in the Class A Ordinary Shares were first permitted to take place on the Stock Exchange
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time
"Main Board"	the stock exchange (excluding the option market) operated by the Stock Exchange which is independent from and operates in parallel with the Growth Enterprise Market of the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Listing Rules
"Mr. Li" or "Founder"	Mr. Li Xiang

DEFINITIONS

"PRC Legal Advisor"	Han Kun Law Offices
"Prospectus"	the prospectus of the Company dated August 3, 2021
"Registered Shareholders"	the registered shareholders of our VIEs, namely, with respect to Beijing CHJ, LI Xiang and LI Tie; and with respect to Xindian Information, LI Xiang, FAN Zheng, SHEN Yanan, LI Tie, QIN Zhi, LIU Qinghua, WEI Wei, SONG Gang, YE Qian and XU Bo
"Reporting Period"	the year ended December 31, 2025
"Reserved Matters"	those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles of Association, being: (i) any amendment to the Memorandum or Articles, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company's auditors, and (iv) the voluntary liquidation or winding-up of the Company
"RMB"	Renminbi yuan, the lawful currency of China
"SEC"	the U.S. Securities and Exchange Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended, supplemented or otherwise modified from time to time
"Share(s)"	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires
"Share Incentive Plans"	collectively, the 2019 Plan, the 2020 Plan and the 2021 Plan
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary" or "subsidiaries"	has the meaning ascribed thereto in section 15 of the Companies Ordinance
"United States" or "U.S."	the United States of America, its territories, its possessions and all areas subject to its jurisdiction
"US$"	United States dollars, the lawful currency of the United States

DEFINITIONS

"US ATM Offering"	the offer of the ADSs on the Nasdaq, alternative trading systems or other markets for the ADSs, pursuant to a shelf registration statement on Form F-3 that was filed with the SEC on August 2, 2021, including a prospectus supplement filed with the SEC on June 28, 2022 pursuant thereto, including the documents incorporated by reference therein, and which does not constitute a public offering in Hong Kong and was terminated on September 27, 2023. Information on the listing of the Class A Ordinary Shares underlying the ADSs issued in connection with the US ATM Offering on the Stock Exchange is disclosed in the announcement and the listing document of the Company dated June 29, 2022
"U.S. GAAP"	United States generally accepted accounting principles
"VIEs", each a "VIE"	Beijing CHJ and Xindian Information
"weighted voting right" or "WVR"	has the meaning ascribed to it under the Listing Rules
"WFOE"	Wheels Technology
"Wheels Technology"	Beijing Co Wheels Technology Co., Ltd.* (北京羅克維爾斯科技有限公司), a limited liability company established under the laws of the PRC on December 19, 2017 and a subsidiary of our Company
"WVR Beneficiary"	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights, details of which are set out in the section headed "Share Capital" in the Prospectus
"WVR Structure"	has the meaning ascribed to it in the Listing Rules
"Xindian Information"	Beijing Xindian Transport Information Technology Co., Ltd.* (北京心電出行信息技術有限公司), a limited liability company established under the laws of the PRC on March 27, 2017 and a Consolidated Affiliated Entity of our Company
"%"	per cent

*   For identification purposes only.